OIL STATES



2025 PROXY STATEMENT

and Notice of Annual Meeting of Stockholders



Three Allen Center, 333 Clay Street, Suite 4620
Houston, Texas 77002

Notice of Annual Meeting of Stockholders

To the Stockholders of Oil States International, Inc.:

You are invited to our 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Oil States International, Inc., a Delaware corporation (the "Company"), which will be held virtually. There will be no in-person meeting.

When: 9:00 a.m. central daylight time
Tuesday, May 13, 2025

Web Address: www.meetnow.global/M6ACFFF

The purpose of the Annual Meeting is to consider and act on the following:

1. To elect the three (3) Class III members of the Board of Directors named in the Proxy Statement to serve until the 2028 Annual Meeting of Stockholders (Item 1 - see page 12);

2. To conduct an advisory vote to approve executive compensation (Item 2 - see page 31);

3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (Item 3 - see page 64);

4. To approve the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. (Item 4 - see page 67); and

5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors unanimously recommends that you vote FOR Items 1, 2, 3 and 4.

The Company has fixed the close of business on March 19, 2025 as the "Record Date" for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors

Sincerely,

William E. Maxwell

William E. Maxwell
Corporate Secretary
Houston, Texas
April 1, 2025

YOUR VOTE IS IMPORTANT

It is important that your shares be represented and voted at the Annual Meeting. Please complete, sign and return a proxy card, or use the telephone or internet voting systems.

ATTENDING THE MEETING

To participate in the Annual Meeting, you will need to review the information included on your notice, on your proxy card or on the instructions that accompanied your proxy materials.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions listed on page 6.

IMPORTANT INFORMATION REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 13, 2025:

A COPY OF THIS PROXY STATEMENT, PROXY VOTING CARD AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024 ARE AVAILABLE AT WWW.IR.OILSTATESINTL.COM/FINANCIALS/PROXY-STATEMENTS.

Table of Contents

Proxy Summary

This summary provides only a brief outline of selected information contained elsewhere in this Proxy Statement and does not provide a full and complete discussion of the information you should consider. Before voting on the items to be presented at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"), you should review the entire Proxy Statement carefully. References to "Oil States," "we," "us," "our" and the "Company" mean Oil States International, Inc. and its consolidated subsidiaries, unless the context otherwise indicates or requires. For more complete information regarding our 2024 performance, please review the Company's 2024 Annual Report on Form 10-K (the "Form 10-K").

The Company's Form 10-K is being provided to stockholders together with this Proxy Statement and form of proxy beginning on or about April 1, 2025. Our principal offices are located at Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

2025 Annual Meeting of Stockholders



TIME AND DATE
Tuesday, May 13, 2025, 9:00 a.m. (central daylight time)



LOCATION
Virtual Stockholder Meeting
www.meetnow.global/M6ACFFF



RECORD DATE
March 19, 2025

Agenda and Voting Recommendations

ITEM 1	ITEM 2	ITEM 3	ITEM 4
Election of Directors	Advisory Vote on Executive Compensation	Ratification of Appointment of Independent Registered Public Accounting Firm	Approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.
✓ **FOR each of the nominees** page 12	✓ **FOR** page 31	✓ **FOR** page 64	✓ **FOR** page 67

Voting Methods

If you are a stockholder of record, you may vote using one of the following options. In all cases, please have your proxy card in hand and follow the instructions.



IN PERSON ONLINE
Attend the virtual annual meeting at
www.meetnow.global/M6ACFFF



BY MAIL
Follow the instructions to mark, sign and date your proxy card



BY PHONE
Use any touch-tone telephone to transmit your voting instructions
1-800-652-VOTE(8683)



BY INTERNET
Use the internet to transmit your voting instructions
www.investorvote.com/OIS

Online Meeting

We will conduct the Annual Meeting solely online via the internet through a live webcast and online stockholder tools. We believe a virtual format facilitates stockholder attendance and participation by leveraging technology to allow us to communicate more effectively and efficiently with our stockholders. This format empowers stockholders around the world to participate at no cost. We have designed the virtual format to enhance stockholder access and participation and protect stockholder rights.



Proxy Summary

We Encourage Questions. Stockholders may submit a question live during the meeting, following the instructions below. During the meeting, we will answer as many appropriate stockholder-submitted questions as time permits.

We Proactively Take Steps to Facilitate Your Participation. During the Annual Meeting, we will offer live technical support for all stockholders attending the meeting.

Meeting Admission

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting www.meetnow.global/M6ACFFF. You also will be able to vote your shares online by attending the Annual Meeting by webcast.

To participate in the Annual Meeting, you will need to review the information included on your notice, on your proxy card or on the instructions that accompanied your proxy materials.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 9:00 a.m., central daylight time. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this proxy statement.

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet. Please follow the instructions on the notice or proxy card that you received.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Annual Meeting virtually on the internet.

To register to attend the Annual Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your Oil States International, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 4:00 p.m., central daylight time, on Thursday, May 8, 2025.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

*   **By email**

    Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

*   **By mail**

    Computershare

    Oil States International, Inc. Legal Proxy

    P.O. Box 43001

    Providence, RI 02940-3001

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call (888) 724-2416 or (781) 575-2748 for international.

We are excited to embrace technology to provide expanded access, improved communication and cost savings for our stockholders and the Company. We believe that hosting a virtual meeting will enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with internet access.

In accordance with the Delaware General Corporation Law, a list of the Company's stockholders of record will be available and may be inspected for a period of at least ten days prior to the Annual Meeting. Stockholders as of the record date may inspect the stockholder list by calling the Company's Corporate Secretary at (713) 470-4863 to schedule an appointment.

ITEM 1

To elect the three (3) Class III members of the Board of Directors named in this Proxy Statement to serve until the 2028 Annual Meeting of Stockholders.

The term of the three current Class III directors will expire at the Annual Meeting. As further described beginning on page 12 of this Proxy Statement, the Board of Directors is currently comprised of seven members. The seven members are divided into three classes currently having two members in each of Class I and II, and three members in Class III. Each class is elected for a term of three years so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The Board of Directors recommends that stockholders vote "FOR" the election of each of the Class III director nominees named below.

The Oil States Board of Directors

Set forth below are the names of, and certain information with respect to, the Company's directors, including the three (3) nominees for election to the Class III positions on the Board of Directors as of April 1, 2025.

NAME AND PRINCIPAL OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER CURRENT PUBLIC COMPANY BOARDS	COMMITTEES A	COMMITTEES C	COMMITTEES NG&S
CLASS III DIRECTORS (NOMINEES TO SERVE UNTIL 2028)							
Darrell E. Hollek Former Executive Vice President, Operations, Anadarko Petroleum Corporation	68	2018	✓	• None	●		○
Robert L. Potter Chair, Oil States International, Inc. Former President FMC Technologies, Inc.	74	2017	✓	• None		●	●
Hallie A. Vanderhider Former Managing Director, SFC Energy Partners	67	2019	✓	• EQT Corporation	○		
CLASS I DIRECTORS (TERM EXPIRING IN 2026)							
Lawrence R. Dickerson Former Director, President and Chief Executive Officer, Diamond Offshore Drilling, Inc.	72	2014	✓	• Chair, Great Lakes Dredge & Dock Corporation • Murphy Oil Corporation		○	
Cindy B. Taylor President and Chief Executive Officer, Oil States International, Inc.	63	2007		• AT&T Inc.			
CLASS II DIRECTORS (TERM EXPIRING IN 2027)							
Denise Castillo-Rhodes Chief Financial Officer, Texas Medical Center	64	2021	✓	• None	●		
E. Joseph Wright Former Director, Executive Vice President and Chief Operating Officer, Concho Resources, Inc.	65	2018	✓	• CES Energy Solutions Corp.		●	●

A Audit Committee **C** Compensation Committee **NG&S** Nominating, Governance and Sustainability Committee

○ Chair ● Member



Director Independence

6 of our 7 Directors are Independent, including our Chair

Director Composition

3 of our 7 Directors are female

1 of our 7 Directors is Hispanic

Director Tenure

0-5 years | 6-11 years | 12+ years

Average Director Tenure: **8.5 years**

Director Skills and Experience

Executive Leadership	7
Financial Experience	7
Energy/Oilfield Services	6
Outside Board Experience	6
International Operations	4
Past or Present CFO	4
Past or Present CEO	2

Our Directors bring leadership skills and experience in areas relevant to Oil States

Corporate Governance

Oil States has corporate governance policies and guidelines that the Board of Directors believes are consistent with Oil States' values, and that promote the effective functioning of the Board, its committees and the Company. The Corporate Governance section of this Proxy Statement beginning on page 20 describes our governance framework, which includes the following:

Board and Governance Information

Size of Board	Separate Independent Chair and CEO Roles	Board Risk Assessment Oversight	Stock Ownership Guidelines for Directors and Executive Officers
7	Yes	Yes	Yes
Number of Independent Directors	**Independent Directors Meet in Executive Session**	**Code of Conduct for Directors, Officers and Employees**	**Anti-Hedging and Pledging Policies**
6	Yes	Yes	Yes
Stockholder Engagement	**Annual Board and Committee Evaluations**	**Incentive Compensation Recoupment and Clawback Policies**	**Financial Code of Ethics for Senior Officers**
Yes	Yes	Yes	Yes
Insider Trading Policy			
Yes			

ITEM 2

To conduct an advisory vote to approve executive compensation.

The Board of Directors believes Oil States' executive compensation program closely links executive compensation to the execution of our strategy and accomplishment of our goals that coincide with stockholder objectives. We recommend that you review our Compensation Discussion and Analysis beginning on page 31, which explains in greater detail our executive compensation programs. While the outcome of this proposal is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.

Our Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers (together referred to as the "NEOs" or "Named Executive Officers" throughout) and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize corporate performance relative to established goals and the performance of the Company relative to the performance of other companies of comparable size, complexity and quality and against budget goals, and (iii) support both the short-term and long-term strategic goals of the Company. The Company's compensation programs are designed to provide compensation that:

Attracts, motivates, rewards and retains high-performing executives
+
Reinforces the relationship between strong individual performance of executives and business results
+
Aligns the interests of our executives with the long-term interests of our stockholders
+
Neither promotes overly conservative actions or excessive risk taking







In order to further its pay-for-performance goal, the Compensation Committee has determined it appropriate to deliver a significant portion of executive compensation as at risk compensation, including both short- and long-term incentives. The following charts depict elements of the target compensation for the Chief Executive Officer and collectively for the other Named Executive Officers of the Company.

2024 Target Compensation Mix



83%
At Risk Compensation
CHIEF EXECUTIVE OFFICER
17%
Base Salary
19%
Short-term Cash Incentives
64%
Long-term Equity/Performance-based Incentives
72%
At Risk Compensation
ALL OTHER NAMED EXECUTIVE OFFICERS
25%
Base Salary
3%
Long-term Cash Incentives
20%
Short-term Cash Incentives
52%
Long-term Equity/Performance-based Incentives

Reported versus Actual Paid Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the Named Executive Officers. Because a significant portion of the Named Executive Officers' compensation is at risk (72% to 83% for 2024 as shown above), the target values established at the date of award may vary substantially from the values actually paid from year-to-year, particularly given the highly cyclical nature of the energy services industry.

"Reported compensation" is the total compensation that is reported in the Summary Compensation Table of our Proxy Statement which reflects equity awards at grant date values. As further described and detailed under "Pay versus Performance" beginning on page 59, "actual compensation paid" values presented in the tables below were determined in accordance with the requirements of Item 402(v) of Regulation S-K, which requires the Company to make certain adjustments to equity compensation amounts reported in the Summary Compensation Table (including unrealized gains (losses) during the year on unvested equity awards) in an effort to more closely reflect amounts actually earned by the Named Executive Officers.

The following table summarizes "reported compensation" values for our Chief Executive Officer and collective average for the other Named Executive Officers, as compared to "actual compensation paid" values for the years ended December 31, 2020, 2021, 2022, 2023 and 2024 (in thousands):

Reported Versus Actual Paid Compensation Values



As discussed above, "compensation actually paid" includes Securities and Exchange Commission (the "SEC") required adjustments for unrealized gains and losses on unvested equity awards during the year. In the case of Ms. C. Taylor, our Chief Executive Officer, the adjustments for unrealized gains (losses) were $(4.4) million, $(0.1) million, $1.6 million, $(1.1) million and $(0.6) million in 2020, 2021, 2022, 2023 and 2024, respectively.

ITEM 3	To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025. As further detailed beginning on page 64, our Board of Directors has ratified our Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025, and, as a matter of good governance, we are seeking stockholder ratification of that appointment. **The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025.**

ITEM 4	To approve the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. The Board believes that a stock ownership promotes the alignment of interests of our employees and directors, with those of our stockholders. As further detailed beginning on page 67, we are asking our stockholders to approve the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. (the "Plan"). This proposed second amendment and restatement, if approved, will provide for a two million seven hundred seventy thousand (2,770,000) increase in the number of shares authorized for issuance under the Plan. On February 20, 2025, our Board of Directors adopted, subject to stockholder approval, the Plan (as amended and restated) reserving two million nine hundred eighty-two thousand four hundred six (2,982,406) shares for issuance pursuant to awards thereunder. A total of two hundred twelve thousand four hundred six (212,406) shares remain available for issuance under the Plan as of February 28, 2025. The proposed adoption of the Plan (as amended and restated) will allow us to continue to utilize equity incentive compensation as a means of aligning the interests of participants with those of our stockholders and providing participants with further incentives for outstanding performance. As a result, we believe strongly that the adoption of the Plan (as amended and restated) is important to our ability to recruit and retain executive officers, directors and key employees with outstanding ability and experience, and to our long-term growth and financial success. **The Board of Directors recommends that stockholders vote "FOR" the approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.**

Election of Directors

The Board of Directors is currently comprised of seven members. The seven members are divided into three classes currently having two members in each of Class I and II, and three members in Class III. Each class is elected for a term of three years, so that the term of one class of directors expires at each Annual Meeting of Stockholders.

The term of the three current Class III directors will expire at the Annual Meeting. The term of the Class I directors will expire at the 2026 Annual Meeting of Stockholders and the term of the Class II directors will expire at the 2027 Annual Meeting of Stockholders.

Nominees

Based on the recommendation of our Nominating, Governance and Sustainability Committee, the Board of Directors has nominated Darrell E. Hollek, Robert L. Potter and Hallie A. Vanderhider to fill the expiring Class III positions on the Board of Directors, to hold office for three-year terms expiring at the Annual Meeting of Stockholders in 2028, or until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. The director nominees, Darrell E. Hollek, Robert L. Potter and Hallie A. Vanderhider, presently serve as Class III directors. Stockholder nominations will not be accepted for filling Board of Directors seats at the Annual Meeting because our bylaws require advance notice for such a

nomination, the time for which has passed. Our Board of Directors has determined that Darrell E. Hollek, Robert L. Potter and Hallie A. Vanderhider are "independent" as that term is defined by the applicable New York Stock Exchange (the "NYSE") listing standards. See "Director Independence" below for a discussion of director independence determinations. The Board of Directors recommends that stockholders vote "FOR" the election of Darrell E. Hollek, Robert L. Potter and Hallie A. Vanderhider as Class III directors.

There are no family relationships among executive officers and/or the directors of the Company.

Vote Required

A plurality of votes of the shares present in person or represented by proxy cast at the Annual Meeting and entitled to vote on the election of directors is required for the election of directors. You may vote for all the nominees, withhold authority to vote your shares for all the nominees or withhold authority to vote your shares with respect to any one or more of the nominees. A ballot for a nominee that is marked "withheld" will not be counted as a vote cast.

Broker non-votes will not have any effect on the outcome of voting on director elections. If any nominee should be unable to serve as a director, the shares represented by proxies will be voted for the election of a substitute nominated by the Board of Directors to replace such nominee, or the Board of Directors may reduce the size of the Board, at its discretion.

Director Resignation Policy

Our Corporate Governance Guidelines provide that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") shall promptly tender his or her resignation for consideration by the Nominating, Governance and Sustainability Committee following certification of the stockholder vote.

The Nominating, Governance and Sustainability Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. In making this recommendation, the Nominating, Governance and Sustainability Committee will consider all factors deemed relevant by its members including, without limitation:

(1) the underlying reasons why stockholders may have "withheld" votes for election from such director, if known; (2) the length of service and qualifications of the director whose resignation has been tendered; (3) the director's past and potential future contributions to the Company; (4) the current mix of skills and attributes of directors on the Board; (5) whether, by accepting the resignation, the Company will no longer be in compliance with any applicable law, rule, regulation, or governing instrument; and (6) whether accepting the resignation would be in the best interests of the Company and its stockholders. Thereafter, the Board will promptly disclose the material findings of its decision-making process and its decision as to whether to accept the director's resignation offer (or, if applicable, the reason(s) for rejecting the resignation offer) in a Form 8-K furnished to the SEC.

 **The Board of Directors recommends that stockholders vote "FOR" the election of each of the director nominees.**

Nominees and Directors Continuing in Office

Set forth below are the names of, and certain information with respect to, the Company's directors, including the nominees for election to the Class III positions of the Board of Directors as of April 1, 2025.

Nominees for Election at the Annual Meeting for a Term Expiring in 2028 (Class III Directors)



Darrell E. Hollek

Oil States Board Committees:
Audit
Nominating, Governance and Sustainability (Chair)

Other Current Public Directorships:
None

Age:
68

Director since:
June 2018

Independent

Mr. Hollek served as Executive Vice President, Operations of Anadarko Petroleum Corporation ("Anadarko"), an independent oil and natural gas exploration and production company with operations onshore and offshore the United States, and internationally in Africa and South America until he retired in 2017. His responsibilities included U.S. onshore exploration, production and midstream activities along with Gulf of Mexico and international operations. During his 38-year career at Anadarko, Mr. Hollek held a number of senior leadership positions, including Executive Vice President, U.S. Onshore Exploration and Production, Senior Vice President, Deepwater Americas Operations and Vice President of Gulf of Mexico and Worldwide Deepwater Operations. Mr. Hollek holds a Bachelor of Science degree in Mechanical Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services

 Financial Experience    International Operations



Robert L. Potter

Oil States Board Committees:
Compensation
Nominating, Governance and Sustainability

Other Current Public Directorships:
None

Age:
74

Director since:
July 2017

Independent Chair since:
August 2018

Mr. Potter served as President of FMC Technologies, Inc. ("FMC"), a global provider of technology solutions for the energy industry, from August 2012 until November 2013 when he retired. Mr. Potter joined FMC in 1973 after his graduation from Rice University with a degree in Commerce. He served in a number of sales management roles in North America and overseas (Middle East, Europe, and Africa). Subsequently, he held numerous operations management roles responsible for multiple manufacturing facilities throughout North and South America. In 2001, Mr. Potter was appointed as Vice President of Energy Processing and a corporate officer following FMC Technologies split from FMC Corporation. In this role, Mr. Potter was responsible for multiple global businesses focused on downstream energy applications. In 2007, he was appointed Senior Vice President of Energy Processing and Global Surface Wellhead and then in 2010 to Executive Vice President of Energy Systems where he was responsible for FMC's upstream and downstream portfolio. Mr. Potter is a former chair of the board for the Petroleum Equipment & Services Association and a former member of the board of directors of the National Ocean Industries Association. He is a current member of the Board of Advisors for the Jones Graduate School of Business at Rice University.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Outside Board Experience

 Financial Experience    International Operations



Hallie A. Vanderhider

Oil States Board Committees:
Audit (Chair)

Other Current Public Directorships:
EQT Corporation

Former Public Directorships:
Noble Midstream Partners LP (2016-2021)

Age:
67

Director since:
July 2019

Independent

Ms. Vanderhider served as Managing Director of SFC Energy Partners, a private equity firm, from January 2016 to June 2022, when she retired. Previously, Ms. Vanderhider served as Managing Partner of Catalyst Partners LLC, a merchant banking firm providing financial advisory and capital services to the energy and technology sectors, from August 2013 to May 2016. She served for ten years as President, Chief Operating Officer and member of the board of Black Stone Minerals Company, L.P., where prior to becoming President in 2007, she served as Executive Vice President and Chief Financial Officer. Prior to Black Stone, Ms. Vanderhider served as Chief Financial Officer for EnCap Investments from 1994 to 2003. Before joining EnCap, Ms. Vanderhider served as Chief Accounting Officer of Damson Oil Corp. She received a B.B.A. in Accounting from the University of Texas at Austin and is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CFO

 High Level of Financial Experience    Outside Board Experience

Directors Continuing in Office

Class I Directors (Term Expiring in 2026)



Lawrence R. Dickerson

Oil States Board Committees:
Compensation (Chair)

Other Current Public Directorships:
Great Lakes Dredge & Dock Corporation
Murphy Oil Corporation

Age:
72

Director since:
May 2014

Independent

Mr. Dickerson retired in March 2014 as President and Chief Executive Officer of Diamond Offshore Drilling, Inc., an offshore drilling company. During his 34-year career at Diamond, Mr. Dickerson held a number of senior positions, including Chief Operating Officer and Chief Financial Officer. He holds a B.B.A. from the University of Texas.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Past CEO

 High Level of Financial Experience    International Operations    Past CFO

 Outside Board Experience



Cindy B. Taylor

Oil States Board Committees:
None

Other Current Public Directorships:
AT&T Inc.

Age:
63

Director since:
May 2007

Ms. Taylor is the Chief Executive Officer and President of Oil States and is a member of the Company's Board of Directors. She has held these positions for 17 years since assuming the role in May 2007. From May 2006 until May 2007, Ms. Taylor served as President and Chief Operating Officer of Oil States and served as Senior Vice President—Chief Financial Officer and Treasurer prior to that. From August 1999 to May 2000, Ms. Taylor was the Chief Financial Officer of L.E. Simmons & Associates, Incorporated. Ms. Taylor served as the Vice President—Controller of Cliffs Drilling Company from July 1992 to August 1999 and held various management positions with Ernst & Young LLP, a public accounting firm, from January 1984 to July 1992. Ms. Taylor has been a director of the Federal Reserve Bank of Dallas since January 2020 and previously served as a director of the Federal Reserve Bank's Houston Branch from 2018 to 2019. She received a B.B.A. in Accounting from Texas A&M University and is a Certified Public Accountant.

Attributes, Skills and Experience

 Executive Leadership    Energy/Oilfield Services    Present CEO

 High Level of Financial Experience    International Operations    Past CFO

 Outside Board Experience

Class II Directors (Term Expiring in 2027)



Denise Castillo-Rhodes

Oil States Board Committees:
Audit

Other Current Public Directorships:
None

Former Public Directorships:
Allegiance Bancshares, Inc. (2020-2022)

Age:
64

Director since:
May 2021

Independent

Ms. Castillo-Rhodes is Chief Financial Officer of Texas Medical Center, where she oversees investments, accounting, finance, risk management and tax compliance. Ms. Castillo-Rhodes also serves as secretary of the board and chair of the Audit & Finance committee for Thermal Energy Corporation and as a director for the TMC Library and Texas Medical Center Hospital Laundry Co-Op, all of which are member institutions of Texas Medical Center. Ms. Castillo-Rhodes has served Texas Medical Center in this capacity since 2004. Prior to becoming Chief Financial Officer, from 2002-2004, Ms. Castillo-Rhodes served as Vice President and Controller for Texas Medical Center. Prior to joining Texas Medical Center, Ms. Castillo-Rhodes served as Controller for Nabisco's Manufacturing Facility in Houston. Ms. Castillo-Rhodes is a Trustee for the City of Houston's Municipal Employee Pension System and in 2022 was appointed by Governor Abbott to serve on the Governor's Commission for Women. Ms. Castillo-Rhodes holds a Bachelor of Business Administration from the University of Texas at El Paso and a Master of Business Administration from the University of St. Thomas. She is a Certified Public Accountant and is a member of the Texas Society of Certified Public Accountants and American Institute of Certified Public Accountants.

Attributes, Skills and Experience

 Executive Leadership    Outside Board Experience

 High Level of Financial Experience    Present CFO



E. Joseph Wright

Oil States Board Committees:
Compensation
Nominating, Governance and Sustainability

Other Current Public Directorships:
CES Energy Solutions Corp.

Former Public Directorships:
Concho Resources Inc. (2017-2021)

Age:
65

Director since:
May 2018

Independent

Since February of 2021, Mr. Wright has served as an independent partner of Geneses Capital Management, LLC. In January 2019, Mr. Wright retired from Concho Resources Inc. ("Concho"), an independent exploration and production company engaged in the acquisition, development and exploration of oil and natural gas properties, where he most recently served as Executive Vice President and Chief Operating Officer. He served as a director of Concho from May 2017 to January 2021. Since joining Concho from its formation in 2004, Mr. Wright held a variety of leadership positions, including Senior Vice President and Chief Operating Officer and Vice President of Engineering and Operations. As Executive Vice President and Chief Operating Officer, he oversaw Concho's drilling and completion programs, as well as its government, regulatory affairs and human resources functions. Prior to Concho, Mr. Wright was Vice President of Operations and Engineering of Concho Oil & Gas Corp. from its formation in 2001 until its sale in 2004. From 1997 to 2001, he was Vice President of Operations of Concho Resources Inc., a predecessor company to Concho Oil & Gas Corp. Mr. Wright has also worked in several operations, engineering and capital markets positions at Mewbourne Oil Company. He holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

Attributes, Skills and Experience

 Executive Leadership

 Energy/Oilfield Services

 Financial Experience

 Outside Board Experience

Executive Officers

The following profiles provide the relevant experience, age and tenure with the Company as of April 1, 2025 of our Chief Financial Officer and other executive officers of the Company. Information with respect to our Chief Executive Officer is included herein.



Lloyd A. Hajdik

Executive Vice President, Chief Financial Officer & Treasurer

Age: 59

Mr. Hajdik joined the Company in December 2013. He has served as our Executive Vice President, Chief Financial Officer and Treasurer since May 2016 and as our Senior Vice President, Chief Financial Officer and Treasurer from December 2013 to May 2016. Prior to joining the Company, he served as the Chief Financial Officer of GR Energy Services, LLC, a privately-held oilfield services entity, from September to November 2013. From December 2003 to April 2013, Mr. Hajdik served in various financial management roles with Helix Energy Solutions Group, Inc. ("Helix"), most recently as Senior Vice President – Finance and Chief Accounting Officer. Prior to joining Helix, Mr. Hajdik served in a variety of accounting and finance related roles of increasing responsibility with Houston-based companies, including NL Industries, Inc., Compaq Computer Corporation (now Hewlett Packard), Halliburton Company, Cliffs Drilling Company and Shell Oil Company. Mr. Hajdik was with Ernst & Young LLP in the audit practice from 1989 to 1995. He graduated Cum Laude with a B.B.A. from Texas State University. Mr. Hajdik is an Advisory Board Member for the Energy Workforce & Technology Council, a Certified Public Accountant, a member of the Texas Society of CPAs, the American Institute of Certified Public Accountants and Financial Executives International.



Philip S. "Scott" Moses

Executive Vice President and Chief Operating Officer

Age: 57

Mr. Moses joined the Company in August 1996. He has served as Executive Vice President and Chief Operating Officer since July 2022. From May 2021 to July 2022, he served as Executive Vice President, Offshore/ Manufactured Products and Downhole Technologies. From May 2016 to May 2021, he served as Executive Vice President, Offshore/ Manufactured Products. From July 2015 to May 2016 he served as President, Offshore/ Manufactured Products. From February 2013 to July 2015, Mr. Moses served as Senior Vice President, Offshore/ Manufactured Products having responsibility over all U.S. and international locations within that business segment. From February 2011 to February 2013, he served as Senior Vice President, Engineering and Industrial Products, Offshore Products. Since joining the Company immediately after attending college, Mr. Moses has held various engineering, project management and senior leadership roles engaged in product design, improving operational efficiencies, directing worldwide facility expansion efforts, and growing the Company through R&D initiatives as well as integrating several key acquisitions. Mr. Moses holds a B.S. in Mechanical Engineering from Texas A&M University.



Brian E. Taylor

Senior Vice President, Controller and Chief Accounting Officer

Age: 62

Mr. Taylor joined the Company in September 2016. He has served as our Senior Vice President, Controller and Chief Accounting Officer since February 2022 and as our Vice President, Controller and Chief Accounting Officer from September 2016 to February 2022. Prior to joining the Company, Mr. Taylor managed personal family investments from January 2015 to September 2016. From April 2012 to December 2014, Mr. Taylor served as Vice President and Chief Financial Officer of Conn's, Inc., a specialty retailer. Mr. Taylor served as Finance Integration Manager for Schlumberger Limited from September 2010 to April 2012, following its acquisition of Smith International, Inc. From September 1999 through August 2010, he served in various financial management roles with Smith International, Inc., including Corporate Vice President and Controller. Mr. Taylor also served two years at Camco International, Inc. (also acquired by Schlumberger Limited) as its Director of Corporate Accounting and Worldwide Controller. He began his career at Arthur Andersen L.L.P., spending 10 years in its assurance practice. Mr. Taylor is a Certified Public Accountant and received a B.S. in Accounting from Louisiana State University.

Corporate Governance

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines entitled "Corporate Governance Guidelines," which are available at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Governance Guidelines." These guidelines were adopted by the Board of Directors so that the Board of Directors has the necessary authority and practices in place to make decisions that are independent from management, that the Board of Directors adequately performs its function as the overseer of management and to help ensure that the interests of the Board of Directors and management are aligned with the interests of the Company's stockholders.

Selecting Our Directors

Our director nomination process for new Board of Directors members is as follows:

- The Nominating, Governance and Sustainability Committee, the Chair of the Board, or another member of the Board identifies a need to add a new Board member who meets specific criteria or to fill a vacancy on the Board of Directors.

- The Nominating, Governance and Sustainability Committee initiates a search by working with staff support, seeking input from members of the Board and senior management or hiring a search firm, if deemed necessary, and endeavors to find an initial pool of qualified candidates that includes (but need not be limited to) persons that are diverse in viewpoints, backgrounds, education and business experience.

- The Nominating, Governance and Sustainability Committee considers candidate recommendations properly submitted by stockholders using the same criteria it applies to evaluate other candidates, consistent with the Board's practices and policies.

- The initial slate of candidates that will satisfy specific criteria and otherwise qualify for membership on the Board of Directors is identified and presented to the Nominating, Governance and Sustainability Committee.

- The Chair of the Board and at least one member of the Nominating, Governance and Sustainability Committee interview prospective candidate(s).

- The full Board of Directors is kept informed of progress.

- The Nominating, Governance and Sustainability Committee offers other directors the opportunity to interview the candidate(s) and then meets to consider and approve the final candidate(s).

- The Nominating, Governance and Sustainability Committee seeks the endorsement of the Board of Directors of the final candidate(s).

- The final candidate(s) are nominated by the Board of Directors or appointed to fill a vacancy (including a vacancy that results from the Board of Directors expanding the size of the Board).

To submit a candidate recommendation to the Nominating, Governance and Sustainability Committee, a stockholder should send a written request, as discussed below, to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. A stockholder may make a nomination for election to our Board of Directors for the 2026 Annual Meeting of Stockholders by delivering proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2025 Annual Meeting as more fully described below under Nominating, Governance and Sustainability Committee.

Qualifications of Directors

When identifying director nominees, the Nominating, Governance and Sustainability Committee will consider the following:

* the person's reputation and integrity;

* the person's qualifications to serve as an independent, disinterested, and non-employee or outside director;

* the person's education, skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services industry generally at the time of determination;

* the diversity of viewpoints of the Board of Directors, and the optimal enhancement of the current mix of educational backgrounds;

* the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and

* the person's knowledge of areas and businesses in which the Company operates.

The Nominating, Governance and Sustainability Committee and the Board of Directors believe the above mentioned attributes, along with the leadership skills and other experience of its Board of Directors described below, provide the Company with the perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

The following table notes the breadth and variety of business experience that each of our directors bring to the Company.

Knowledge, Skills and Experience	CASTILLO-RHODES	DICKERSON	HOLLEK	POTTER	C. TAYLOR	VANDERHIDER	WRIGHT
Executive Leadership	●	●	●	●	●	●	●
Financial Experience	●	●	●	●	●	●	●
Energy/Oilfield Services		●	●	●	●	●	●
International Operations		●	●	●	●		
Past or Present CEO		●			●		
Past or Present CFO	●	●			●	●	
Outside Board Experience	●	●		●	●	●	●

In selecting nominees for the Board of Directors, the Nominating, Governance and Sustainability Committee considers, among other things, educational background, business and industry experience, diversity of viewpoints and knowledge of different geographic markets and oilfield services and products. While the Board of Directors does not have a formal diversity policy in place to nominate diverse individuals for director, the Nominating, Governance and Sustainability Committee considers this as a priority and endeavors to select directors from an initial pool of qualified candidates that includes (but need not be limited to) persons that are diverse in viewpoints, backgrounds, education and business experience. The Board of Directors currently includes three women and one individual who is Hispanic. In the case of current directors being considered for renomination, in addition to the Board skills and qualifications discussed above, the Nominating, Governance and Sustainability Committee takes into account the director's service on the Board of Directors including the director's history of attendance at Board and committee meetings and the director's preparation for and participation in such meetings.

Director Independence

To qualify as "independent" under the NYSE listing standards, a director must meet objective criteria set forth in the NYSE listing standards, and the Board of Directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

The Board of Directors reviews all direct or indirect business relationships between each director (including his or her immediate family) and our Company, as well as each director's relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The NYSE listing standards include a series of objective tests, such as the director is not an employee of our Company and has not engaged in various types of business dealings, directly or indirectly, with our Company.

In addition, as further required by the NYSE, the Board of Directors has made a subjective determination as to each independent director that no material relationships exist between each such director and us. When assessing the materiality of a director's relationship with us, the Board of Directors considers the issue not merely from the standpoint of the director, but also from the standpoint of the persons or organizations with which the director has an affiliation.

The Board of Directors has determined that Messrs. Potter, Dickerson, Hollek and Wright and Mses. Castillo-Rhodes and Vanderhider qualify as "independent" in accordance with NYSE listing standards. Ms. C. Taylor, our President and Chief Executive Officer, is the only non-independent director.

Role and Responsibilities of the Board

Board of Directors Oversight of Enterprise Risk

Risk oversight is a responsibility of the Board of Directors. The Board of Directors utilizes an Enterprise Risk Management ("ERM") process to assist in fulfilling its oversight responsibilities.

Management and all employees are responsible for day-to-day risk management. Each year, management conducts a comprehensive risk assessment of Oil States' business. The risk assessment process is global in nature and is focused on four main areas: strategic risks (both internal and external); compliance risks; information technology risks; and operational risks. Information relevant to this risk assessment is obtained through surveys and/or interviews of key executives, business segment leaders, and other managers. Our ERM process is designed to identify and assess the Company's most significant risks (over the short-, medium- and long-term) in these areas, including: the potential magnitude of the risk; likelihood of the risk occurring; and the speed with which the risk could impact the Company; as well as to identify steps to mitigate and manage each significant risk. The results of the risk assessment are reviewed on an annual basis with the Board of Directors and are integral to the Board of Directors and its committees' deliberations.

The Board of Directors has delegated responsibility for overseeing certain enterprise risks to its standing committees. The Audit Committee oversees the monitoring and assessment of risks related to financial reporting, related compliance matters and cybersecurity. The Compensation Committee is responsible for overseeing the review and assessment of risks related to the Company's compensation policies and programs to enhance the correlation of executive pay and performance objectives, and to maintain alignment of interests between executive management and the Company's stockholders. The Nominating, Governance and Sustainability Committee is responsible for overseeing risks related to the Company's corporate governance policies, and environmental (including climate-related risks and opportunities), social and governance ("ESG") matters and sustainability activities and practices.

Executive & Director Stock Ownership and Retention Guidelines

We have executive and director stock ownership guidelines, designed to align executive and director interests with stockholder interests. For a description of the guidelines applicable to our executive officers and directors, see "Compensation Discussion and Analysis – Executive Stock Ownership and Retention Guidelines."

Securities Trading Policy

The Company has a securities trading policy ("Securities Trading Policy") governing transactions in the Company's securities that applies to directors, officers and employees, and the Company's policy is to comply with applicable securities laws when transacting in its own securities. We believe our Securities Trading Policy and the Company's policy are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of the Securities Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024. For a description of our Insider Trading Policy, see "Compensation Discussion and Analysis – Securities Trading Policy."

Anti-Hedging and Pledging Policies

Our directors and officers are prohibited from purchasing financial instruments designed to hedge or offset against a decrease in the market value of the Company's stock, holding Company stock in margin accounts, or pledging Company securities as collateral for loans. These prohibitions apply to any Company equity held directly or indirectly (including equity granted as compensation or otherwise held) by directors, and by executives and management personnel who are in charge of business segments, divisions or key functions (such as operations, sales, administration, finance or accounting), and any other officer performing policy-making functions. Our anti-hedging policy does not address employees other than such officers, and does not directly address the designees of directors, officers or employees. While no categories of hedging are specifically permitted for directors and officers, our policy does not specifically address prepaid variable forward contracts, equity swaps, collars or exchange funds, however entry into any of these would, in practice, be considered entry into a hedging transaction under our policy, and therefore would be prohibited.

Incentive Compensation Recoupment Policy for Named Executive Officers

Effective October 2, 2023, the Company's Board of Directors adopted an incentive-based compensation recoupment policy (the "Recoupment Policy") covering its Named Executive Officers responsive to SEC required changes in NYSE listing standards. The policy provides the Company with the ability to seek recoupment of any performance-based compensation received by a Named Executive Officer on or after October 2, 2023 if the Company is required to restate its financial statements due to a material misstatement. For periods prior to October 2023, our Named Executive Officers were subject to the Company's incentive compensation clawback policy described below.

Supplemental Incentive Compensation Clawback Policy

The Company adopted its original incentive compensation clawback policy in 2017. The policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee (including Named Executive Officers) as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements. In October 2023, we adopted a new incentive compensation clawback policy to comply with new clawback laws (described above); therefore, our original policy was amended and restated to apply more generally to our employee population that may receive incentive compensation awards. However, with respect to any officer covered by the new Recoupment Policy described above, to the extent that the Recoupment Policy and our original policy conflict or potentially cover the same event, we will apply the terms of the Recoupment Policy.

Corporate Code of Business Conduct and Ethics

All directors, officers and employees of the Company must act ethically at all times and in accordance with the policies comprising the Company's ethics policy entitled "Corporate Code of Business Conduct and Ethics" ("Business Conduct and Ethics Code"). This policy is available on the Company's web site at www.oilstatesintl.com by first clicking "Corporate Governance" and then "Corporate Code of Business Conduct and Ethics."

Ethical principles set forth in this policy include, among other principles, matters such as:

- Acting ethically with honesty and integrity
- Avoiding conflicts of interest
- Complying with disclosure and reporting obligations with full, fair, accurate, timely and understandable disclosures

- Complying with applicable laws, rules and regulations
- Acting in good faith
- Promoting honest and ethical behavior by others
- Respecting confidentiality of information
- Responsibly using and maintaining assets and resources

Employees are required to complete online training on a regular basis which includes a review of the Business Conduct and Ethics Code and an acknowledgement that the employee has read and understands the policy. The Company has a Compliance Committee composed of key employees that meet quarterly to assess efforts and processes to ensure compliance with laws and regulations to which the Company is subject.

Financial Code of Ethics for Senior Officers

The Company's Financial Code of Ethics for Senior Officers applies to the Chief Executive Officer, Chief Financial Officer, principal accounting officer, and other senior accounting and financial officers ("Senior Officers"). Senior Officers must also comply with the Business Conduct and Ethics Code. Each of these policies are available for review on the Company's website at www.oilstatesintl.com.

The Board's Role in Stockholder Engagement

Stockholders or other interested parties may send communications, directly and confidentially, to the Board of Directors, to any committee of the Board of Directors, to non-management directors or to any director in particular by sending an envelope marked "confidential" to such person or persons c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. Any such correspondence will be forwarded by the Secretary of the Company to the addressee without review by management.

Policies and Procedures with Respect to Related Person Transactions and Conflicts of Interest and Related Person and Party Disclosures

Related Person Transaction Policies and Procedures

Pursuant to our written policy, we review all relationships and transactions in which we and any Company director, executive officer or stockholder holding more than 5% of our common stock, or any immediate family member of any such person, is a participant to determine whether any such person has a direct or indirect material interest. Our Corporate Secretary's office is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction.

We annually distribute a questionnaire to our executive officers and members of our Board of Directors requesting certain information regarding, among other things, their immediate family members, employment and beneficial ownership interests. This information is then reviewed for materiality and for potential related person transactions.

Additionally, the charter of our Nominating, Governance and Sustainability Committee requires that the members of such committee assess the independence of the non-management directors at least annually, including a requirement that it determine whether or not any such directors have a material relationship with us, either directly or indirectly, as defined therein and as further described above under "Director Independence." Further, on an annual basis our Board of Directors assesses the independence of the non-management directors, including the nature of any personal friendships or relationships among directors and members of management.

As required under the rules of the SEC, transactions in which we are a participant and in which a related person has a direct or indirect material interest, to the extent any exist, are disclosed in our Proxy Statement.

All material related person transactions must be reviewed, evaluated or ratified by the Audit Committee of our Board of Directors. Any member of the Audit Committee who is a related person with respect to a transaction is recused from the review of the transaction.

Conflict of Interest Policies and Procedures

Our Business Conduct and Ethics Code prohibits conflicts of interest, except under guidelines approved by the Board of Directors. Under the Business Conduct and Ethics Code, conflicts of interest occur when private, commercial or financial interests interfere in any way, or even appear to interfere, with the interests of our Company. Our prohibition on conflicts of interest under the Business Conduct and Ethics Code includes transactions where a member of a director's or an employee's family or household, receives improper personal benefits as a result of the director's or the employee's position in the Company. Any waivers of these guidelines must be approved by the Nominating, Governance and Sustainability Committee or the Board.

Related Person and Party Disclosure

Ron Hickerson (the brother-in-law of Philip S. Moses, Executive Vice President and Chief Operating Officer of the Company) was employed by a subsidiary of the Company as a Group Vice President during 2024. This individual is employed on an "at will" basis and compensated on the same basis as our other employees of similar function, seniority and responsibility without regard to his relationship with Philip S. Moses. This individual, who does not reside with and is not supported financially by Mr. Moses, received compensation for services rendered in the above capacity totaling $409,856 during 2024.

Board Structure and Processes

Board of Directors Leadership

Since the Company's initial public offering in 2001, the Chair of the Board and Chief Executive Officer roles have been split with the Chair of the Board role being filled by a non-executive member of the Board of Directors. We believe the separation of these two positions leads to a strong independent leadership structure.

Board and Committee Self-Evaluation

As required by our Corporate Governance Guidelines, our Board of Directors conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. In accordance with its charter, the Nominating, Governance and Sustainability Committee oversees the annual evaluations, solicits comments from all directors and reports annually to the Board of Directors with an assessment of the performance of the Board and its committees. This assessment is then discussed by the full Board of Directors in executive session in its consideration of any appropriate action or response that might strengthen director communications and the overall effectiveness of the Board of Directors and committee meetings.

Executive Sessions of the Board

Our Corporate Governance Guidelines provide that our non-employee directors shall meet separately in executive session at least annually. The director who presides at these sessions is the Chair of the Board, assuming such person is a non-management director. Otherwise, the presiding director will be chosen by a vote of the non-management directors. In addition to the executive sessions of our non-management directors, our independent directors (as defined in the applicable NYSE listing standards) are required to meet in executive session at least annually without the presence of management. In 2024, our independent directors met in executive session four times. Our Chair of the Board, Mr. Potter, who is an independent director, presided at these sessions.

Committees

Board Composition

The Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating, Governance and Sustainability Committee.

Below is a summary of our committee structure and membership information as of April 1, 2025.

		AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING, GOVERNANCE AND SUSTAINABILITY COMMITTEE
Denise Castillo-Rhodes	$	Member		
Lawrence R. Dickerson			Chair	
Darrell E. Hollek		Member		Chair
Robert L. Potter			Member	Member
Hallie A. Vanderhider	$	Chair		
E. Joseph Wright			Member	Member

$ Financial Expert

Audit Committee

Chair
Ms. Vanderhider

Committee Members
Ms. Castillo-Rhodes
Mr. Hollek

Consists of three independent directors

Meetings Held in 2024: 5

The Audit Committee operates under a written charter as amended and restated by the Board of Directors effective May 7, 2024. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Retain and terminate the Company's independent registered public accounting firm, as it deems necessary or appropriate.

- Meets separately with representatives of the Company's independent registered public accounting firm, the Company's internal audit personnel and with representatives of senior management.

- Reviews the general scope of audit coverage.

- Evaluates the independence, qualifications, performance and compensation of the independent registered public accounting firm.

- Oversees matters relating to internal control systems and other matters related to accounting and reporting functions.

- Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the SEC and the requirements of Audit Committees as established by the NYSE.

- Oversees the monitoring and assessment of the Company's risks related to cybersecurity.

- Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations.

- Reviews and evaluates related party transactions.

The Board of Directors has determined each member of the Audit Committee is independent as defined in Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable NYSE listing standards. The Board of Directors has determined that all of the members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as required by the applicable NYSE listing standard. The Board of Directors has also determined that Ms. Castillo-Rhodes and Ms. Vanderhider each qualify as an audit committee financial expert under the applicable rules of the Exchange Act.

Compensation Committee

Chair
Mr. Dickerson

Committee Members
Mr. Potter
Mr. Wright

Consists of three independent directors

Meetings Held in 2024: 4

The Compensation Committee operates under a written charter as amended and restated by the Board of Directors effective May 7, 2024. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

- Establishes and sets the compensation of our Chief Executive Officer and the compensation structure for all other Named Executive Officers.

- Administers the Amended and Restated Equity Participation Plan and makes recommendations to the full Board of Directors concerning all service-based stock awards, performance-based stock awards, performance-based cash awards and cash-based awards to employees, including our Named Executive Officers.

- Monitors compensation and employee benefit policies.

- Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this Proxy Statement.

- Acts to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities.

- Oversees the assessment of risks related to the Company's compensation policies and programs.

- The Compensation Committee may form or delegate some or all of its authority to any one of its members or subcommittees when it deems appropriate, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Compensation Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Compensation Committee who are (1) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (2) "outside directors" for the purposes of Section 162(m).

- The Compensation Committee has delegated certain authority to our Chief Executive Officer for the approval of long-term incentive awards to non-officer employees.

- Reviews and assesses the succession plan for the Chief Executive Officer and other members of executive management and reviews such plan with the Board of Directors.

The Board of Directors has determined each member of the Compensation Committee is a "Non-Employee Director" and independent as defined in Rule 16b-3 promulgated under the Exchange Act and applicable NYSE listing standards, respectively.

Nominating, Governance and Sustainability Committee

Chair
Mr. Hollek

Committee Members
Mr. Potter
Mr. Wright

Consists of three independent directors

Meetings Held in 2024: 3

The Nominating, Governance and Sustainability Committee operates under a written charter as amended and restated by the Board of Directors effective May 7, 2024. A copy of the charter is available on our website, www.oilstatesintl.com, by first clicking "Corporate Governance" and then proceeding to the Committee Charters section.

Primary Responsibilities and Additional Information

• Makes proposals to the Board of Directors for candidates to be nominated by the Board of Directors to fill vacancies or for new directorship positions, if any, which may be created from time to time.

• Considers suggestions from any source, particularly from stockholders, regarding possible candidates for director.

• Considers and reviews the following for director nominees: the person's reputation and integrity; the person's qualifications as an independent, disinterested, non-employee or outside director; the person's skills and business, government or other professional experience and acumen, bearing in mind the composition of the Board of Directors and the current state of the Company and the oilfield services and equipment industry generally at the time of determination; the number of other public companies for which the person serves as a director and the availability of the person's time and commitment to the Company; and the person's knowledge of a major geographical area in which the Company operates or another area of the Company's operational environment. The Nominating, Governance and Sustainability Committee also considers the diversity of viewpoints of the Board of Directors, and the optimal enhancement of the current mix of educational backgrounds, business industry experience and knowledge of different geographic markets and oilfield services and products.

• Oversees the Company's trading policies and anti-hedging and pledging policies.

• Oversees the Company's orientation program for new directors and continuing education for existing directors.

• Leads the Board of Directors in its annual review of the performance of the Board of Directors and its committees.

• Develops, reviews and recommends to the Board of Directors any changes to our Corporate Governance Guidelines, bylaws and other applicable governance policies.

• Oversees the Company's significant Health, Safety and Environmental, ESG and sustainability activities and practices.

The Board of Directors has determined each member of the Nominating, Governance and Sustainability Committee is independent as defined in the applicable NYSE listing standards.

To Submit a Candidate Recommendation

To submit a director candidate recommendation to the Nominating, Governance and Sustainability Committee, a stockholder should send a written request to the attention of the Company's Secretary at Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. The written request must include the nominee's name, contact information, biographical information and qualifications, as well as the nominee's written consent to serve, if elected. The request must also meet the other specific requirements set forth in our bylaws, including providing information regarding the number of shares of common stock beneficially owned by the person or group making the request, the period of time such person or group has owned those shares and the nature of any arrangement or agreement between the stockholder making a nomination and other parties with respect to the nomination. The request must be received by the Company no later than the 120th day prior to the first anniversary of the preceding year's Annual Meeting, or January 13, 2026, for the 2026 Annual Meeting of Stockholders. These procedures do not preclude a stockholder from making nominations in accordance with the process described below under "Stockholder Proposals and Director Nominations."

Board and Committee Meetings; Attendance

Number of Meetings in 2024



Each of the directors attended at least 90% of the aggregate number of meetings of the Board of Directors and the committees of the Board of Directors on which they served in 2024.

While we understand that scheduling conflicts may arise, we expect directors to make reasonable efforts to attend the Annual Meeting of Stockholders and all meetings of the Board of Directors and the committees on which they serve. In 2024, each of the directors attended the Annual Meeting of Stockholders.

Director Compensation

We compensate each non-employee director for service on the Board of Directors. The Compensation Committee reviews director compensation on an annual basis. No changes to the director compensation program were made in 2024.

Non-employee director compensation (paid quarterly, except for the annual equity award) for 2024 was:

2024 COMPENSATION ELEMENTS	AMOUNT ($)
Annual Retainer	60,000
Attendance Fee for each Board and Committee Meeting	2,000
Chair of the Board Annual Retainer (paid 50% in cash and 50% in fully-vested shares of Company common stock)	100,000
Annual Retainer: Audit Committee Chair	20,000
Audit Committee Member	10,000
Annual Retainer: Compensation Committee Chair	15,000
Compensation Committee Member	5,000
Annual Retainer: Nominating, Governance and Sustainability Committee Chair	15,000
Nominating, Governance and Sustainability Committee Member	5,000
Annual Equity Award (approximate value of award on date of grant)	150,000

To align the non-employee directors' compensation with the financial interests of our stockholders, a significant portion of their compensation is generally paid in the form of restricted stock or deferred stock unit awards. Newly elected or appointed non-employee directors receive restricted stock awards of the Company's common stock valued at approximately $150,000 after their initial election or appointment. Non-employee directors generally receive additional restricted stock or deferred stock unit awards valued at approximately $150,000 at each annual meeting of stockholders after which they continue to serve. The non-employee directors' restricted stock and deferred stock unit awards vest on the earlier of one year from the date of grant or the date of the next Annual Meeting of Stockholders. Upon vesting, the restricted stock is released to the director. If a director elects to defer the issuance of common stock related to the restricted deferred stock unit award to a specified future date, the underlying common stock is not issued to the director until such date.

Directors will be fully vested in all outstanding restricted stock and deferred stock units in the event of the occurrence of a "Change of Control."

Non-employee directors are subject to the Company's stock ownership and retention guidelines pursuant to which they are expected to retain restricted stock or deferred stock unit award shares remaining, after payment of applicable taxes, valued at five times the annual board retainer amount until retirement or until leaving the Board of Directors. Directors are required to achieve their ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are directors of the Company. All directors were in compliance with the ownership guidelines as of December 31, 2024.

Corporate Governance

Stock that counts toward satisfaction of the stock ownership and retention guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the director or his or her immediate family members residing in the same household;

- Shares owned indirectly by the director (e.g., by a spouse or other immediate family member or a trust for the benefit of the director or his or her family), whether held individually or jointly; and

- Time-based restricted stock and deferred stock units granted to the director under the Company's long-term equity incentive plan.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or committees and for other reasonable expenses related to the performance of their duties as directors, including attendance at pertinent continuing education programs and training.

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director, or in the event of a change of control. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the sections below titled "Deferred Compensation" and "Nonqualified Deferred Compensation."

The table below summarizes the compensation paid by the Company to non-employee directors for the year ended December 31, 2024. Ms. C. Taylor, who served as a member of our Board of Directors during 2024, did not receive any additional compensation for her service on the Board. All compensation provided to Ms. C. Taylor with respect to the 2024 year is reflected withing the Summary Compensation Table on page 48.

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1][2]	TOTAL ($)
Denise Castillo-Rhodes	88,000	149,998	237,998
Lawrence R. Dickerson	91,000	149,998	240,998
Darrell E. Hollek	107,000	149,998	256,998
Robert L. Potter	142,000	199,992	341,992
Hallie A. Vanderhider	98,000	149,998	247,998
E. Joseph Wright	92,000	149,998	241,998

[1] The amounts in the "Stock Awards" column reflect the aggregate grant date fair value of restricted stock and deferred stock unit awards granted in 2024, calculated in accordance with FASB ASC Topic 718—Stock Compensation. Please see Note 12 to our consolidated financial statements included in our 2024 Annual Report on Form 10-K for information regarding the assumptions relied upon for this calculation. These amounts reflect our accounting expense for these awards, and do not necessarily correspond to the actual value that may be realized by the directors.

[2] The grant date fair values of the restricted stock and deferred stock unit awards for the year ended December 31, 2024 were as follows:

NAME	GRANT DATE	STOCK AWARDS #	GRANT DATE FAIR VALUE ($)
Denise Castillo-Rhodes	May 7, 2024	33,259	149,998
Lawrence R. Dickerson	May 7, 2024	33,259	149,998
Darrell E. Hollek	May 7, 2024	33,259	149,998
Robert L. Potter	March 31, 2024[a]	2,029	12,499
	May 7, 2024	33,259	149,998
	June 30, 2024[a]	2,815	12,499
	September 30, 2024[a]	2,717	12,498
	December 31, 2024[a]	2,470	12,498
Hallie A. Vanderhider	May 7, 2024	33,259	149,998
E. Joseph Wright	May 7, 2024	33,259	149,998

[a] Mr. Potter's stock award total includes $49,994 of the Company's fully-vested stock issued as part of his fees as Chair of the Board of Directors for 2024.

As of December 31, 2024, the aggregate number of unvested restricted stock and deferred stock unit awards and vested deferred stock unit awards (which underlying stock will not be issued until a future specified date elected by the director, as applicable) held by non-employee directors was as follows:

NAME	UNVESTED RESTRICTED STOCK AND DEFERRED STOCK UNIT AWARDS #	VESTED DEFERRED STOCK UNIT AWARDS #
Denise Castillo-Rhodes	33,259	—
Lawrence R. Dickerson	33,259	41,178
Darrell E. Hollek	33,259	—
Robert L. Potter	33,259	41,178
Hallie A. Vanderhider	33,259	—
E. Joseph Wright	33,259	—

Advisory Vote on Executive Compensation

The Company is asking that you vote for approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

Section 14A of the Exchange Act requires us to provide an advisory stockholder vote, at least every three years, to approve the compensation of our Named Executive Officers, as such compensation is disclosed pursuant to the disclosure rules of the SEC. In accordance with the vote of the Company's stockholders at the Company's 2023 Annual Meeting of Stockholders regarding the frequency of future advisory votes on the compensation of our Named Executive Officers, the Company currently provides stockholders with this opportunity annually, and plans to continue to do so until next advisory vote regarding the frequency of future advisory votes on the compensation of our Named Executive Officers, which is expected to occur at the Annual Meeting of Stockholders in 2029. Accordingly, we are providing our stockholders with the opportunity to cast an advisory vote on the compensation of our Named Executive Officers as disclosed in this Proxy Statement, under "Compensation Discussion and Analysis."

As discussed in greater detail in the "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to:

- Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;

- Reinforce the relationship between strong individual performance of executives and business results;
- Align the interests of executives with the long-term interests of stockholders; and
- Provide a compensation program that neither promotes overly conservative actions or excessive risk taking.

Our compensation program is also designed to reward executives for long-term strategic management and the enhancement of stockholder value. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

For the reasons expressed above, the Compensation Committee and the Board of Directors believe that these compensation policies and practices are aligned with the interests of our stockholders.

We are therefore requesting your non-binding vote on the following resolution:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Vote Required

Approval requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. For purposes of the advisory vote on executive compensation, broker non-votes are not counted as votes with respect to the proposal and, therefore, will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

 **The Board of Directors recommends a vote "FOR" the adoption, on an advisory basis, of the resolution approving the compensation of our Named Executive Officers.**

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Exchange Act. The stockholder vote will not be binding on the Company, the Board of Directors or the Compensation Committee, and it will not be construed as overruling any decision by the Company, the Board of Directors or the Compensation Committee or creating or implying any change to, or additional, fiduciary duties for the Company, the Board of Directors or the Compensation Committee. Nevertheless, the Compensation Committee will consider the outcome of the vote when evaluating the Company's future compensation practices.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") summarizes the Company's 2024 compensation programs, actions and results relative to the Company's 2024 performance. These outcomes considered the Company's short-term financial and operating achievements measured against plan objectives, cumulative EBITDA performance and stock price performance on a relative basis through the end of 2024. This CD&A provides information about the compensation objectives and policies for our principal executive officer, our principal financial officer and our two other executive officers (collectively our "Named Executive Officers," named below) during the last completed fiscal year, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion.

Accomplishments and Priorities

Our 2024 results of operations reflect the impact of operators' continued investment in offshore and international projects and associated backlog conversion, partially offset by a decline in land-based investments by our U.S. customers, competitive market conditions and management's decision to exit certain underperforming locations and service offerings in the United States. Despite this unanticipated land-based activity decline in the United States, the Oil States team delivered solid results in 2024 — albeit below the Company's budget set at the beginning of 2024.

2024 CORPORATE/CONSOLIDATED ACCOMPLISHMENTS[1]

- Generated consolidated revenues of $693 million and Adjusted EBITDA[1] of $77 million
- Generated cash flow from operations of $46 million, net of $11 million in working capital investments
- Sold two previously idled service facilities for net proceeds of $35 million
- Amended our senior secured credit facility to extend its maturity date to February 2028
- Invested in research and development toward products that support long-term growth and energy transition
- Replaced our existing common stock repurchase plan with a new $50 million common stock repurchase authorization, which expires in October 2026

- Maintained backlog in our Offshore Manufactured Products segment with a 1.0x book-to-bill ratio
- Returned cash to stockholders via the purchase of $14 million of our common stock
- Reduced debt by $12 million through the purchase of our 4.75% convertible senior notes
- Reduced net debt by $29 million, with net debt to Adjusted EBITDA ratio[1] of 0.8x at year-end
- Implemented actions to reduce costs in response to lower U.S. land-based activity levels, including: the relocation and exit of certain underperforming service locations and service offerings; and reductions in our U.S. workforce

(in millions)		YEAR ENDED DECEMBER,				
		2024		2023		Change
Revenues	$	693	$	782	$	(89)
Operating income[2]		(2)		23		(25)
Adjusted EBITDA[1]		77		88		(11)
Net income (loss)		(11)		13		(24)
Cash flow from operations		46		57		(11)
Capital expenditures		38		31		7
Proceeds from sales of property, equipment and assets held for sale		41		5		36
Free cash flow[1]		49		31		18

[1] See Appendix A for discussion and reconciliation of non-GAAP financial measures and Cautionary Language Concerning Forward Looking Statements.

[2] Operating loss in 2024 included $24.6 million in non-cash goodwill, intangible asset and operating lease asset impairment charges, as well as other charges totaling $13.7 million associated with facility consolidations and exits, patent defense and other management actions. These charges were partially offset by gains of $15.8 million associated with the sale of a previously idled facility and extinguishment of convertible senior notes. Operating income in 2023 included facility consolidation charges of $2.5 million associated with the Offshore Manufactured Products segment's ongoing consolidation and relocation of certain manufacturing and service locations, and $0.6 million in patent defense costs.

Oil States executed numerous business priorities which should also benefit future earnings:

- **Grew project-related business within our Offshore Manufactured Products segment –** Project-driven revenues totaled $357 million, an increase of 3% from 2023. Overall segment bookings totaled $392 million in 2024, yielding a book-to-bill ratio of 1.0x. Backlog totaled $311 million as of December 31, 2024.

- **Invested in New Technologies to Support Sustained Growth –** With a focus on sustained long-term growth, we invested over $5 million in the development of new product offerings and the expansion of existing technologies to markets outside the traditional energy industry. Reflective of our continued commitment to innovation and sustainable growth, in 2024 we:

  ◦ received four additional orders (totaling $30 million) for our proprietary Managed Pressure Drilling and Riser Gas Handling System;

  ◦ substantially completed a $19-plus million contract for our Merlin™ Deepsea Mineral Riser System;

  ◦ observed growing customer demand for our proprietary Active Seat Gate Valve technology; and

  ◦ received two additional Spotlight on New Technology® Awards from the Offshore Technology Conference for our Swift DW2 RAR (ratchet-style) Connector and our ActiveHub™ with ActiveLatch™ remote monitoring and control system.

- **Enforced Strict Cost Discipline –** Implemented actions to reduce costs in response to the decline in U.S. land-based activity levels during 2024, including: the relocation and exit of certain underperforming service locations, the exit of certain service offerings; and reductions in our U.S. workforce.

- **Returned Capital to Stockholders –** Purchased $14 million of our common stock in 2024. As of December 31, 2024, the Company's remaining authorization under its new common stock repurchase authorization was $41 million.

- **Improved Liquidity Position –** Generated cash flow from operations of $46 million in 2024, sold idled facilities and other property and equipment for $41 million, invested $38 million in capital expenditures, purchased $12 million in principal amount of our 4.75% convertible senior notes and purchased $14 million of our common stock. Cash on-hand increased to $65 million during 2024 and our net debt was reduced to $60 million. We have no material indebtedness maturing before April 2026.

Summary of Incentive Compensation

The following tables present the payout percentages achieved in 2024 under our Corporate performance-based incentive compensation programs, together with the relevant weightings of the various short- and long-term components. Both annual (or short-term) incentive awards and long-term cash incentive awards, based on three-year relative TSR performance, paid out below target. Long-term stock incentive awards based on three-year cumulative EBITDA (where the 2022-2024 performance target increased 54% over the prior year target) paid out in excess of target given the significant improvement in our results achieved following the COVID-19 pandemic.

2024 Corporate Short-term Incentive Award Results

METRIC	METRIC WEIGHT	ATTAINMENT	PAYOUT %	WEIGHTED PAYOUT %
Consolidated EBITDA	75%	88%	68%	51%
Consolidated Cash Flow From Operations	25%	67%	—%	—%
Weighted Average Payout				51%

Long-term Incentive Award
Results for 2022-2024 Performance Period

METRIC	METRIC WEIGHT	ATTAINMENT	PAYOUT %	WEIGHTED LONG-TERM PAYOUT %
Performance-Based Cash:				
Three-year Relative TSR Payout	50%	33rd percentile	67%	34%
Performance-Based Stock:				
Three-year Cumulative EBITDA Payout	50%	135%	200%	100%
Weighted Average Payout				134%

2025 Executive Compensation Preview

During 2024, the Compensation Committee, the committee's independent consultant and management reviewed the design of the short- and long-term incentive compensation programs. The purpose of the review was to evaluate program design and determine if the current metrics required adjustment to motivate long-term sustainable performance, better align executive and stockholder interests and reward for performance. No material changes were made to our short-term or long-term incentive metrics for 2025.

Compensation Discussion and Analysis

Throughout this CD&A, the following individuals are referred to as our Named Executive Officers and are included in the Summary Compensation Table which follows:

• Cindy B. Taylor—President & Chief Executive Officer

• Lloyd A. Hajdik—Executive Vice President, Chief Financial Officer & Treasurer

• Philip S. "Scott" Moses—Executive Vice President and Chief Operating Officer

• Brian E. Taylor—Senior Vice President, Controller and Chief Accounting Officer (no relation to the Company's Chief Executive Officer, Cindy B. Taylor)

The Compensation Committee of the Board of Directors provides overall guidance to the Company's executive compensation program and administers incentive compensation plans.

The executive compensation program includes three primary elements which are largely performance oriented and, taken together, constitute a balanced method of establishing total compensation for the Company's executive officers. The three major elements consist of a) base salary, b) annual incentive compensation, and c) long-term incentive awards.

Executive Total Compensation Philosophy

The Company's philosophy regarding the executive compensation program for our Named Executive Officers and other senior managers has been to design a compensation package that provides competitive base salary levels and compensation incentives that (i) attract and retain individuals of outstanding ability in these key positions, (ii) recognize the performance of the Company relative to the performance of other companies of

comparable size, complexity and quality and against budget goals and (iii) support both the short-term and long-term strategic goals of the Company. The Compensation Committee believes this approach closely links the compensation of the Company's executives to the execution of the Company's strategy and the accomplishment of Company goals that coincide with stockholder objectives.

Compensation Program Objectives

• Attract, motivate, reward and retain key employees and executive talent required to achieve corporate strategic plans;

• Reinforce the relationship between strong individual performance of executives and business results;

• Align the interests of executives with the long-term interests of stockholders; and

• Design a compensation program that neither promotes overly conservative actions or excessive risk taking.

The compensation program is designed to reward executives for long-term strategic management and the enhancement of stockholder value.

2024 Advisory Vote on Executive Compensation

In 2023, a majority of stockholders expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented their recommendation.

At our 2024 Annual Meeting of Stockholders, our stockholders expressed their support for the compensation program for our Named Executive Officers. A total of 85% of the votes cast supported our executive compensation policies and practices for our Named Executive Officers at our 2024 Annual Meeting of Stockholders. In reviewing our executive compensation program for the 2024 year, our Compensation Committee considered the results of last year's advisory vote on executive compensation and feedback from our stockholders in their overall assessment of our programs. The Compensation Committee considered stockholder feedback, peer data and other market conditions when determining the types and amounts of compensation to be paid to Named Executive Officers.

Say-On-Pay Results ("Percentage of Votes For")



Compensation Alignment with Stockholders

Demand for most of our products and services depends substantially on the level of capital expenditures invested in the oil and natural gas industry, which has experienced significant variations due to volatility in underlying commodity prices, particularly that of crude oil.

Given that a substantial portion of the total compensation granted to our Named Executive Officers is at risk (83% for our Chief Executive Officer and 72% in aggregate for our other Named Executive Officers in 2024), actual paid values of compensation have also experienced significant variation over the period.

As further discussed above in the section titled "Executive Summary," our 2024 results benefited from growth in offshore and international spending. However, our overall performance was tempered by an industry-wide decline in U.S. well completions in 2024. Please see the section titled "Pay versus Performance" for further discussion and details.

Our Compensation Committee is very sensitive to market conditions and stockholder returns. However, the Compensation Committee also strives to balance that sensitivity to the need to retain qualified executives in a highly cyclical industry so that stockholder returns can be maximized over the longer term.

Compensation Comparisons Relative to Market

The Compensation Committee establishes executive compensation based primarily on a review of the executive's performance and compensation history while taking into account corporate performance and stockholder returns. In the exercise of its duties, the Compensation Committee periodically evaluates the Company's executive compensation against that of comparable companies; however, the Compensation Committee does not set percentile goals against comparison data for purposes of determining executive compensation levels. The Compensation Committee considers the market to consist of both the oilfield services industry and geographic markets in which the Company competes for executive talent. Compensation data is periodically obtained for a selected peer group approved by the Compensation Committee consisting of energy services companies of comparable size and business complexity.

In selecting comparison companies, the Compensation Committee considered various factors including each company's participation in the energy services sector as well as annual revenues, assets, enterprise value, market capitalization, business complexity, profitability, returns on equity and assets, the number of divisions/segments, countries in which they operate and total number of employees. The selected peer companies change from time to time to ensure their continued appropriateness for comparative purposes.

The Compensation Committee reviews the compensation programs for comparable positions at similar corporations with which the Company competes for executive talent, and also considers relative internal equity within its executive pay structure. This approach allows the Compensation Committee to respond to changing business conditions and to manage salaries and incentives more evenly over an individual's career.

In evaluating the peer group and other comparison data for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Compensation Committee exercises judgment after considering the factors it deems relevant. The Compensation Committee has engaged Meridian Compensation Partners (the "Consultant") to, among other things, assess the reasonableness of the peer group of companies used for comparison purposes (more about the Compensation Committee's relationship with the Consultant is discussed below).

At the request of the Compensation Committee in August 2023, the Consultant recommended a list of 13 publicly traded companies as the peer group for comparison purposes of reviewing 2024 compensation decisions (collectively, the "Peer Group"). The Peer Group for the 2024 compensation program was comprised of 11 of the 13 original companies utilized in the peer group for 2023, reflecting the removal of Helmerich & Payne, Inc. (due to its larger size and concentrated U.S. operations) and NexTier Oilfield Solutions, Inc. (due to the merger with Patterson-UTI Energy). Additions to the Peer Group included Diamond Offshore Drilling, Inc. which is a reasonable size comparator with offshore operations and ProPetro Holding Corp., also a reasonable size comparator. In September 2024, the Compensation Committee reviewed the Company's Peer Group for the 2025 compensation program and determined no changes were required. The Peer Group identified for purposes of both the 2024 and 2025 compensation programs is reflected below:

2024 AND 2025 PEER GROUP	
AROC	Archrock, Inc.
CLB	Core Laboratories Inc.
DO	Diamond Offshore Drilling, Inc. [1]
XPRO	Expro Group Holdings N.V.
FET	Forum Energy Technologies, Inc.
HLX	Helix Energy Solutions Group, Inc.
INVX	Innovex International, Inc.[2]
NPKI	NPK International, Inc. [3]
OII	Oceaneering International, Inc.
PUMP	ProPetro Holding Corp.
RES	RPC, Inc.
WTTR	Select Water Solutions, Inc.
TTI	TETRA Technologies, Inc.

[1] Although Diamond Offshore Drilling, Inc. was acquired by Noble Corporation plc in September 2024, they were included for 2025 compensation planning purposes based on the fact the compensation data for benchmarking purposes is derived from 2024 proxy statement disclosures.

[2] Dril-Quip, Inc. was renamed Innovex International, Inc. following the merger with Innovex Downhole Solutions, Inc. in September 2024.

[3] Newpark Resources, Inc. changed the company name to NPK International, Inc. in December 2024.

Compensation Practices as They Relate to Risk Management

Our compensation policies and practices are designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Our compensation strategies are designed to encourage Company growth and appropriate risk taking but not to encourage excessive risk taking. We also attempt to design the compensation program for our larger general employee population so that it does not inappropriately incentivize our employees to take unnecessary risks in their day-to-day activities. We recognize, however, that there are trade-offs and that it can be difficult in specific situations to maintain the appropriate balance.

Our compensation arrangements contain certain design elements that are intended to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include a maximum amount that can be earned under the annual incentive cash compensation and performance-based stock and cash award programs.

In combination with our risk management practices, we do not believe that risks arising from our compensation policies and practices for our employees, including our Named Executive Officers, are reasonably likely to have a material adverse effect on us.

Elements of Compensation

In order to further its pay-for-performance goal, the Compensation Committee has determined that it is appropriate to deliver a significant portion of executive compensation in the form of equity based compensation with a large portion of compensation that is "at risk" and tied to corporate performance. The following charts depict elements of the target compensation for the Chief Executive Officer and, collectively, for the other Named Executive Officers of the Company during 2024. Approximately 83% of the compensation granted to our Chief Executive Officer and 72% granted to our other Named Executive Officers was at risk, demonstrating management's alignment with stockholder objectives.

2024 Target Compensation Mix



83%
At Risk Compensation
CHIEF EXECUTIVE OFFICER
17%
Base Salary
19%
Short-term Cash Incentives
64%
Long-term Equity/Performance-based Incentives

72%
At Risk Compensation
ALL OTHER NAMED EXECUTIVE OFFICERS
25%
Base Salary
3%
Long-term Cash Incentives
20%
Short-term Cash Incentives
52%
Long-term Equity/Performance-based Incentives

When designing incentives, the Compensation Committee employs selected performance metrics to ensure a strong link between executive compensation and performance. Metrics such as Adjusted EBITDA, cash flow from operations, free cash flow, average liquidity levels and relative stock price performance have been used in the past to align compensation to Company performance.

In terms of 2024 grant date fair value awarded under our long-term incentive program, 25% was awarded in the form of cliff-vesting performance-based stock awards, 25% was awarded in the form of cliff-vesting performance-based cash awards and 50% was awarded in the form of time-based restricted stock awards to our Chief Executive Officer and our other Named Executive Officers (see page 49), with the exception of Mr. B. Taylor, who was awarded 67% in the form of a time-based restricted stock award and 33% in the form of a time-based cash award.

Ms. C. Taylor provides the Compensation Committee with input regarding the performance of other Company executives and makes compensation recommendations with respect to these individuals. In light of market data and analysis and other factors noted above, the Compensation Committee makes an independent judgement with respect to compensation levels for each of Ms. C. Taylor's Named Executive Officers direct reports. Ms. C. Taylor does not provide input or participate in the review or determination of her own compensation. An explanation of the individual pay elements of our executive officer compensation program and the impact of performance on each element is summarized below.

Reported versus Actual Paid Values of Executive Compensation

The Compensation Committee is committed to targeting reasonable and competitive compensation for the Named Executive Officers. Because a significant portion of the Named Executive Officers' compensation is at risk (72% to 83% for 2024 as shown above), the target values established at the date of award may vary substantially from the values actually paid from year-to-year.

"Reported compensation" is the total compensation that is reported in the Summary Compensation Table of our Proxy Statement which reflects equity awards at grant date values. As further described and detailed under Pay versus Performance beginning on page 59, "actual compensation paid" values presented in the tables below were

determined in accordance with the requirements of Item 402(v) of Regulation S-K, which requires the Company to make certain adjustments to equity compensation amounts reported in the Summary Compensation Table (including unrealized gains (losses) during the year on unvested equity awards) in an effort to more closely reflect amounts actually earned by the Named Executive Officers.

The following tables summarize "reported compensation" values for our Chief Executive Officer and collective average for the other Named Executive Officers, as compared to "actual compensation paid" values for the years ended December 31, 2020, 2021, 2022, 2023 and 2024 (in thousands):

Reported Versus Actual Paid Compensation Values

Chief Executive Officer Compensation



All Other Named Executive Officers Compensation



As discussed above, "compensation actually paid" includes SEC required adjustments for unrealized gains and losses on unvested equity awards during the year. In the case of Ms. C. Taylor, the Company's Chief Executive Officer, the adjustments for unrealized gains (losses) were $(4.4) million, $(0.1) million, $1.6 million, $(1.1) million and $(0.6) million in 2020, 2021, 2022, 2023 and 2024, respectively.

Base Salary

Base salary is the stationary element of an executive's direct compensation and is intended to provide a foundation for a competitive overall compensation opportunity for the executive. The Compensation Committee reviews each executive's base salary annually. Executive officer base salaries are determined after an evaluation that considers the executive's prior experience and breadth of knowledge in the context of compensation

data from peer group companies and other similarly sized companies, the Company's and the executive's performance, and any significant changes in the executive's responsibilities. The Compensation Committee considers all these factors together plus overall industry conditions. In 2024, base salaries were not increased for our Named Executive Officers.

NAMED EXECUTIVE OFFICER	PERCENT INCREASE DURING 2024	END OF YEAR FIVE YEAR BASE SALARY SUMMARY[1]				
		2024	2023	2022[2]	2021[3]	2020[3]
Cindy B. Taylor	—%	$ 925,000	$ 925,000	$ 925,000	$ 850,000	$ 765,000
Lloyd A. Hajdik	—%	495,000	495,000	480,000	450,000	405,000
Philip S. Moses	—%	495,000	495,000	480,000	425,000	360,000
Brian E. Taylor	—%	350,200	350,200	340,000	300,500	270,450

[1] The table above lists salaries in effect at December 31 of each year while the Summary Compensation Table on page 48 reflects actual base salaries earned in 2024, 2023 and 2022.

[2] In 2022, Mr. Moses was appointed to Executive Vice President and Chief Operating Officer and Mr. B. Taylor was appointed to Senior Vice President, Controller and Chief Accounting Officer.

[3] The base salary of each of the Company's Named Executive Officers was reduced by 10% beginning in May 2020 as a result of the COVID-19 disruptions to our industry, but was restored in June 2021. Mr. Moses received an additional 6.3% increase in connection with his assumption of incremental duties.

Short-term Incentives

The Company's Annual Incentive Compensation Plan ("AICP") is performance-based and provides executives with direct financial incentives in the form of annual cash bonuses based on the Company's performance. Annual incentive awards are linked to the achievement of pre-determined quantitative performance goals and are designed to place a significant portion of the executive's total compensation at risk. The purpose of the AICP is to:

• provide focus on the attainment of annual goals that lead to long-term success of the Company;

• provide annual performance-based cash incentive compensation;

• motivate achievement of critical annual financial performance metrics; and

• motivate employees to continually improve Company-wide and business unit performance.

The AICP is based upon metrics set by the Compensation Committee with input from management that it believes are consistent with creating stockholder value. The goals and objectives have been 100% weighted in recent years toward financial objectives for executive officers and goals that management and the Board of Directors believe will drive Company performance and protect its financial health and liquidity.

Under the AICP, an incentive target percentage is established for each executive officer based upon, among other factors, the Compensation Committee's review of publicly available competitive compensation data for that position, level of responsibility, past performance and ability to impact the Company's success. Achieving results which exceed a minimum, or threshold, level of performance triggers an AICP payout. Performance at or below the threshold results in no AICP award. Target performance is earned when an executive achieves 100% of their AICP performance objective(s). Overachievement is the performance level at which short-term incentive compensation is maximized. If the performance results fall between the threshold level and the target level, 35-100% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the overachievement level, 100-200% of the AICP target amount will be paid out proportionately to the distance such performance results fall between the two levels. The 2024 award opportunities, expressed as a percentage of eligible AICP earnings (i.e. annual base salary), for our Chief Executive Officer and other Named Executive Officers are outlined below:

	2024 AWARD OPPORTUNITIES		
	THRESHOLD	TARGET[(1)]	OVERACHIEVEMENT
Cindy B. Taylor	40.25%	115%	230%
Lloyd A. Hajdik	31.5%	90%	180%
Philip S. Moses	31.5%	90%	180%
Brian E. Taylor	17.5%	50%	100%

[(1)] Target percentages were held constant during 2024.

As shown in the table above, the maximum AICP overachievement percentage (payout) is limited to twice the target level percentage which helps mitigate the potential for excessive risk taking. In addition, targets and goals are adjusted upward to incorporate material acquisitions (if any) which also limits excessive risk taking. The Compensation Committee is responsible for approving the AICP performance objectives based on recommendations made by the Chief Executive Officer. The Compensation Committee sets performance goals that are measurable and quantifiable. Performance measures are selected and weighted by management and the Compensation Committee annually to give emphasis to performance criteria that drive Company performance and for which participants have influence.

The Compensation Committee has established "earnings before interest, taxes, depreciation and amortization expense" ("EBITDA") as a primary corporate financial performance objective for each executive officer in recent years. The EBITDA and other financial objectives are generally set based on the Company's annual operating plan approved by the Board of Directors. For 2024, all

Named Executive Officers had 75% of their objective based on consolidated EBITDA and 25% of their objective based upon consolidated cash flow from operations ("CFFO"). The 2024 EBITDA target was 5% above 2023 actual results and the 2024 CFFO target was increased 17% above the prior-year target and 20% above 2023 actual results, thereby creating stretch goals for management.

At the end of each year, the Compensation Committee reviews the performance results of the Company and the total incentive awards to be paid to each Named Executive Officer based on the level of achievement of the AICP performance objectives. Actual incentive plan payments under the AICP in 2024 were based upon the level of Company achievement of the related quantitative financial goals and objectives. The following tables present the Company's AICP results for each of our Named Executive Officers, together with relevant weightings of the various components and payouts achieved. The following table presents the 2024 AICP performance objective goals together with the corresponding actual performance achieved.

Compensation Discussion and Analysis

	2024 AICP PERFORMANCE OBJECTIVE GOALS	
(IN MILLIONS)	CONSOLIDATED EBITDA[1] (75% WEIGHTING) ($)	CONSOLIDATED CASH FLOW FROM OPERATIONS[2] (25% WEIGHTING) ($)
Threshold	67.8	51.2
Target	90.4	68.2
Maximum	113.0	85.3
Actual Performance	79.1	45.8
Payout Achieved (%)	68%	—%

[1] The consolidated EBITDA target established for 2024 of $90.4 million was approved by the Board of Directors as part of the annual budgeting process. See Appendix A for discussion and reconciliation of non-GAAP financial measures.

[2] The consolidated cash flow from operations target established for 2024 was approved by the Board of Directors at $68.2 million.

		FINANCIAL OBJECTIVES					
		CONSOLIDATED EBITDA		CONSOLIDATED CASH FLOW FROM OPERATIONS			
	TARGET INCENTIVE OPPORTUNITY AS % OF BASE SALARY	WEIGHT (%)	PAYOUT RESULT (%)	WEIGHT (%)	PAYOUT RESULT (%)	TOTAL 2024 INCENTIVE PAID AS % OF BASE SALARY	TOTAL 2024 INCENTIVE PAYOUT AS % OF TARGET
Cindy B. Taylor	115%	75	68	25	—	59%	51%
Lloyd A. Hajdik	90%	75	68	25	—	46%	51%
Philip S. Moses	90%	75	68	25	—	46%	51%
Brian E. Taylor	50%	75	68	25	—	26%	51%

	AICP TARGET AWARD ($)	AICP ACTUAL AWARD ($)	% OF BASE SALARY
Cindy B. Taylor	1,063,750	538,473	59%
Lloyd A. Hajdik	445,500	225,513	46%
Philip S. Moses	445,500	225,513	46%
Brian E. Taylor	175,100	88,636	26%

Long-term Incentives

Equity-Based Incentives—The Company makes certain stock-based awards under its Amended and Restated Equity Participation Plan (the "Equity Participation Plan") to better align the interests of executive officers with those of stockholders and to provide retention incentives. Specifically, the plan's purposes are to:

- place a significant percentage of executive compensation at risk;

- enable the Company to obtain and retain the services of executives considered essential to its long-term success by offering them an opportunity to own stock in the Company; and

- provide an additional incentive for executives to further the growth, development and financial success of the Company by personally benefiting through ownership of Company stock and/or rights.

The Equity Participation Plan provides for the grant of any combination of:

- restricted stock awards;

- performance-based awards;

- deferred stock units;

- stock options;

- stock payments or phantom stock awards; and

- dividend equivalents.

The Equity Participation Plan provides for minimum vesting periods of one year for performance-based awards and three years for tenure-based awards, except for a small percentage of the authorized shares available for awards under the Equity Participation Plan. Vesting may occur earlier than the minimum vesting periods with respect to no more than 5% of shares cumulatively authorized under the Equity Participation Plan. Time-based restricted stock awards generally vest in equal installments over a three-year period.

In determining appropriate awards, the Compensation Committee annually reviews each executive's past performance and experience, his or her position and ability to contribute to the future success and growth of the Company, time in the current job, base compensation and competitive market data.

The Compensation Committee also takes into account the risk of losing the executive to other employment opportunities and the value and potential for appreciation in the Company's stock. The Compensation Committee also takes into consideration that, unlike some peer companies, the Company has no defined benefit retirement plan nor any supplemental executive retirement benefits or similar arrangements. The Compensation Committee believes that the current program of time-based restricted stock awards, and, in certain circumstances, cliff-vesting performance-based stock and cash awards, along with significant vesting requirements, are an effective method of reinforcing the long-term nature of the Company's business, in creating retention incentives and in reinforcing alignment with stockholder interests.

Higher-level positions will generally have a greater percentage of their total compensation at risk and based on longer-term incentives which are performance-based. The size of long-term incentive grants will vary from year to year and reflect a variety of factors including, among others, competitive market practices, retention priorities, total previous grants, current stock valuation, estimated impact on future earnings, and individual, segment and Company-wide performance. The Compensation Committee determines the award level for Named Executive Officers, if any, on an annual basis (usually at its February meeting).

In 2024, each of the Named Executive Officers received a combination of grants weighted in terms of grant date value, 50% to time-vesting restricted stock awards and 50% to cliff-vesting performance-based awards, except for Mr. B. Taylor, who was awarded 67% in the form of a time-vesting restricted stock award and 33% in the form of a time-vesting cash-based award. We believe the inclusion of performance-based awards adds incentive for continued performance and enhances the Company's ability to attract and retain talented executives in an increasingly competitive marketplace and benefits stockholders. The Compensation Committee weighs the cost to stockholders of these grants against their potential benefit as an incentive, retention and compensation tool.

Stock Awards. Restricted stock awards were made to the Named Executive Officers on February 16, 2024. These awards vest in three equal installments on each annual anniversary of the grant date (so that the awards will be 100% vested on February 16, 2027), provided the Named Executive Officer remains an employee continuously from the date of grant through the applicable vesting date.

There is no program, plan or practice to time the award of restricted stock to Named Executive Officers in coordination with the release of material non-public information. Except in special circumstances, equity grants are made to employees annually at the time of the Board of Directors' February meeting. Named Executive Officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.

Performance-Based Awards. The performance-based awards represent the right to receive shares of the Company's common stock or cash in the future, subject to forfeiture conditions and achieving the identified performance objectives. The performance-based stock awards do not entitle their recipient to the right to vote, receive dividends or to any other privileges or rights of a stockholder of the Company until such time as shares of Company common stock are delivered to the recipient following vesting of the awards and achievement of the performance criteria. The vesting of performance-based awards is contingent upon the Named Executive Officer's continued employment with us through the specified vesting date and our achievement of predefined performance metrics generally covering a three-year measurement period. Depending on the level of performance achieved, our Named Executive Officers may earn between 0% and 200% of the targeted value covered by the award. Upon the occurrence of certain events, such as a change in control or specified employment termination scenarios, vesting of the performance-based awards (equity and cash) may be accelerated.

The Company utilizes a combination of relative and absolute metrics in the composition of the long-term incentive award value in the form of performance-based awards.

The 2024 performance-based awards were divided into two components: a performance-based stock award based on the achievement of a predefined cumulative EBITDA (an absolute growth measure), and a performance-based cash award based on Relative Total Stockholder Return ("Relative TSR") compared to our Peer Group.

Cumulative EBITDA refers to the sum of EBITDA amounts for each of the three calendar years in the performance period. This performance metric is an absolute rather than a relative performance measure. Relative TSR performance-based awards granted by the Compensation Committee were a cash-based award to more closely correlate the level of benefit granted to recipients to amounts expensed in our financial statements. Potential payouts related to performance-based cash awards based on Relative TSR are capped at target if Relative TSR is negative over the performance period.

The tables below summarize the predefined performance criteria and the shares earned or cash received based on results achieved over the three-year performance period. Performance matrices provide for graduated award levels when the measure achievement falls between the minimum and maximum levels.

Performance-Based Absolute Award Criteria

2022 PERFORMANCE SHARE UNIT GRANTS[1]
(JANUARY 1, 2022 TO DECEMBER 31, 2024 PERFORMANCE PERIOD)
CUMULATIVE EBITDA PERFORMANCE AWARD AS % OF GRANT VALUE
(STOCK-BASED)

≥$220.9 million	Overachievement	200%
$176.7 million	Target	100%
$132.5 million	Entry	50%
<$132.5 million	Non Qualifying	—

[1] The target established for the 2022 - 2024 performance period was $176.7 million which represented a 54% increase in target from the 2021 - 2023 performance period target of $115.0 million. The actual performance achieved was $239.1 million, or a 200% payout for the 2022 grant.

2023 PERFORMANCE SHARE UNIT GRANTS[2]
(JANUARY 1, 2023 TO DECEMBER 31, 2025 PERFORMANCE PERIOD)
CUMULATIVE EBITDA PERFORMANCE AWARD AS % OF GRANT VALUE
(STOCK-BASED)

≥$357.8 million	Overachievement	200%
$286.2 million	Target	100%
$214.7 million	Entry	50%
<$214.7 million	Non Qualifying	—

[2] Performance matrix provides for graduated award levels when the cumulative EBITDA achievement falls between $214.7 million and $357.8 million. Actual performance level indicated through the partial performance period ended on December 31, 2024 was 58% of target.

2024 PERFORMANCE SHARE UNIT GRANTS[3]
(JANUARY 1, 2024 TO DECEMBER 31, 2026 PERFORMANCE PERIOD)
CUMULATIVE EBITDA PERFORMANCE AWARD AS % OF GRANT VALUE
(STOCK-BASED)

≥$343.5 million	Overachievement	200%
$274.8 million	Target	100%
$206.1 million	Entry	50%
<$206.1 million	Non Qualifying	—

[3] Performance matrix provides for graduated award levels when the cumulative EBITDA achievement falls between $206.1 million and $343.5 million. Actual performance level indicated through the partial performance period ended on December 31, 2024 was 29% of target.

Performance-Based Relative Award Criteria

**2022[1] , 2023[2] and 2024[3] PERFORMANCE BASED RELATIVE
TSR PERFORMANCE AWARD AS % OF GRANT VALUE
(CASH-BASED)**

75th Percentile	Top	200%
50th Percentile	Middle	100%
25th Percentile	Bottom	50%
<25th Percentile	Non Qualifying	—

[1] The actual level achieved for the 2022 grant for the performance period from January 1, 2022 to December 31, 2024 was the 33rd percentile, with a payout of 67% of grant value.

[2] The 2023 award's performance period is January 1, 2023 to December 31, 2025. Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles. However, if the Company's TSR is negative, payout as a percentage of grant value will not exceed 100%.

[3] The 2024 award's performance period is January 1, 2024 to December 31, 2026. Performance matrix provides for graduated award levels when the Relative TSR measure achievement falls between the 25th and 74th percentiles. However, if the Company's TSR is negative, payout as a percentage of grant value will not exceed 100%.

Long-Term Cash Incentive Award for Mr. B. Taylor. At the time of our 2024 annual grants, Mr. B. Taylor received a cash award in the amount of $150,000 that will vest in three annual installment payments, subject to his continued employment on the applicable payment dates. He could receive accelerated vesting and settlement of the award in the event that a change in control occurs prior to the final payment date. Although we consider this award to be part of his long-term incentive compensation, the amounts paid pursuant to this award will be reported as bonus compensation each year in the Summary Compensation Table as it is earned in accordance with SEC rules.

Chief Executive Officer Long-Term Performance-Based Stock and Cash Awards

The following table summarizes reported values for our Chief Executive Officer as compared to realized values of performance-based long-term stock grants and performance-based cash awards.

	PERFORMANCE-BASED STOCK AS PERCENT OF TOTAL LONG-TERM INCENTIVE GRANT	PROXY REPORTED VALUE OF PERFORMANCE-BASED AWARDS ON DATE OF GRANT ($)	PERFORMANCE METRICS	PERFORMANCE LEVEL ACHIEVED	REALIZED VALUE OF PERFORMANCE-BASED AWARDS ON DATE OF VEST ($)
2020	50%	1,799,995	50% Relative TSR (settled in cash); 50% EBITDA CAGR (settled in stock); three-year cliff vest for both metrics	0% based on Relative TSR; 0% based on EBITDA CAGR	0
2021	50%	1,799,997	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	55% based on Relative TSR; 200% based on Cumulative EBITDA	2,221,633
2022	50%	1,799,997	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	67% based on Relative TSR; 200% based on Cumulative EBITDA	2,033,624
2023	50%	1,800,004	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	Performance period in progress	
2024	50%	1,800,000	50% Relative TSR (settled in cash); 50% Cumulative EBITDA (settled in stock); three-year cliff vest for both metrics	Performance period in progress	

Status of Chief Executive Officer Performance-Based Awards Outstanding at December 31, 2024

	METRIC	ACHIEVEMENT LEVEL THROUGH 12/31/2024	REPORTED VALUE ON DATE OF GRANT ($)	REALIZED VALUE AT VESTING DATE ($)
2022 Performance Awards **Performance Period** **1/1/2022- 12/31/2024**	Relative TSR	67 %	900,000	603,000
	Cumulative EBITDA	200 %	899,997	1,430,624
2023 Performance Awards **Performance Period** **1/1/2023 - 12/31/2025**	Relative TSR	67 %	900,000	Performance period in progress
	Cumulative EBITDA	58% of target in year two of performance period	900,004	Performance period in progress
2024 Performance Awards **Performance Period** **1/1/2024 - 12/31/2026**	Relative TSR	— %	900,000	Performance period in progress
	Cumulative EBITDA	29% of target in year one of performance period	900,000	Performance period in progress

Benefits

Employee benefits are designed to be broad based, competitive and to attract and retain employees. From time to time the Compensation Committee reviews plan updates and recommends that the Company implement certain changes to existing plans or adopt new benefit plans.

Health and Welfare Benefits

The Company offers a standard range of health and welfare benefits to all employees including executives. These benefits include: medical, prescription drug, vision and dental coverages, life insurance, accidental death and dismemberment insurance, short and long-term disability insurance, paid parental leave, flexible spending accounts, employee assistance, business travel accident insurance and 529 college savings plans. Named Executive Officers make the same contributions for the same type of coverage and receive the same level of benefit as any other employee for each form of coverage/benefit.

Retirement Plans

The Company does not offer a defined benefit retirement plan. The Company does offer a defined contribution 401(k) retirement plan to substantially all of its U.S. employees. During 2024, the Company matching contributions under the 401(k) retirement plan were: 100% match of the first 4% employee contribution and 50% match on the next 2% employee contribution.

Deferred Compensation Plan

The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") that permits eligible employees and directors to elect to defer all or a part of their cash compensation (base and/or incentives) from the Company until the termination of their status as an employee or director or in the event of a change of control. Employees, including our Named Executive Officers, that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match (as discussed above) on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions. Additional details regarding the Deferred Compensation Plan are contained within the section below titled "Nonqualified Deferred Compensation."

Other Perquisites and Personal Benefits

The Company does not generally offer any perquisites or other personal benefits to our Named Executive Officers with an aggregate value over $10,000. Some Named Executive Officers do have Company paid club memberships, which are used for both personal and business purposes.

Compensation Consultant

In 2024, the Compensation Committee engaged Meridian Compensation Partners (the "Consultant") to: (i) review the peer group of companies used for comparison purposes in the preceding year and assess the peer group's continued validity; (ii) conduct a review of the competitiveness of our total direct compensation of the Named Executive Officers, relative to data disclosed in proxy statements and other filings with the SEC by the peer group of companies and survey data; (iii) conduct a pay-for-performance analysis to assess the alignment of Chief Executive Officer pay and the Company performance and the peer group of companies identified; (iv) assess compensation for non-employee directors relative to compensation programs of a peer group of companies; (v) assist in assessment of potential excise taxes pursuant to Section 4999 of the Code, assuming a change of control occurred on December 31,

2024; and (vi) assist the Compensation Committee in the performance of its duties. The decision to engage the Consultant and the approval of its compensation and other terms of engagement were made by the Compensation Committee without reliance on any recommendation of management. The Consultant's engagement was limited to executive compensation and non-employee director projects requested by the Compensation Committee, and no other services were provided to the Company or management. The Compensation Committee considered this and other factors in its recent assessment of the independence of the Consultant and concluded that the Consultant's work for the Compensation Committee does not raise any conflict of interest. Fees paid to the Consultant in 2024 were $103,000.

Executive Compensation Policies

The following provides a summary of some of our executive compensation practices and policies.

What We Do	What We Don't Do
✔ 100% independent Compensation Committee	✖ NO hedging of our stock
✔ Performance-based compensation	✖ NO pledging of our stock
✔ Balance of short- and long-term incentives	✖ NO employment agreements with NEOs
✔ Challenging stock ownership guidelines	✖ NO excise tax gross-ups in post-2009 agreements
✔ Consider peer group reports when establishing compensation	✖ NO excessive perquisites
✔ Risk assessment	✖ NO guaranteed bonuses
✔ Incentive recoupment policy for named executive officers	✖ NO repricing of underwater options
✔ Incentive clawback policy	

- *Securities Trading Policy*—The Company prohibits directors, officers and employees from trading the Company's securities on the basis of material, non-public information or "tipping" others who may so trade on such information. In addition, the policy prohibits certain officers, directors, and related persons from trading in the Company's securities without obtaining prior approval from the Company's Chief Executive Officer, Chief Financial Officer or Corporate Secretary. Executive officers and directors are expressly prohibited from trading options or any derivative type of contract related to the Company's stock.

- *Anti-Hedging/Anti-Pledging*—Directors and officers are prohibited from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds; (ii) engaging in short sales related to the Company's common stock; (iii) placing standing orders; (iv) holding Company stock in margin accounts; and (v) pledging Company securities as collateral for a loan. See the Corporate Governance section for a more detailed discussion of our anti-hedging policy.

- *Executive Stock Ownership and Retention Guidelines*—The Compensation Committee has adopted Executive Stock Ownership and Retention Guidelines to further align the interests of executives with the interests of stockholders and further promote the Company's commitment to sound corporate governance. The Compensation Committee may, from time to time, reevaluate and revise participants' guidelines to incorporate pay changes or other events.

- *Incentive Recoupment Policy for Named Executive Officers*— Effective October 2, 2023, the Company's Board of Directors adopted an incentive-based compensation recoupment policy (the "Recoupment Policy") covering its Named Executive Officers responsive to SEC required changes in NYSE listing standards. The policy provides the Company with the ability to seek recoupment of any

erroneously awarded performance-based compensation received by a Named Executive Officer on or after October 2, 2023 if the Company is required to restate its financial statements due to a material misstatement. For periods prior to October 2, 2023, our Named Executive Officers were subject to the Company's incentive compensation clawback policy discussed below.

- *Supplemental Incentive Compensation Clawback Policy*— The Company's incentive compensation clawback policy provides the Company with the ability, in appropriate circumstances, to seek restitution of any performance-based compensation received by an employee (including Named Executive Officers) as a result of such employee's fraud or misconduct, resulting in a material misstatement contained in the Company's financial statements, which results in a restatement of these financial statements. In October 2023, we adopted a new incentive compensation clawback policy to comply with new clawback laws (described above); therefore, our original policy was amended and restated to apply more generally to our employee population that may receive incentive compensation awards. However, with respect to any officer covered by the new Recoupment Policy described above, to the extent that the Recoupment Policy and our original policy conflict or potentially cover the same event, we will apply the terms of the Recoupment Policy.

- *Practices Related to the Grant of Certain Equity Awards in Relation to the Release of Material Nonpublic Information*—We do not currently grant stock options or option-like equity awards to our employees or directors, therefore we do not currently have a formal practice or policy with respect to the grant of stock options or option-like awards.

- *Repricing Stock Options*—The Company's practice is to price awards at the market price on the date of award. The Company's Equity Participation Plan prohibits any repricing of options without our stockholders' approval.

Compensation Discussion and Analysis

The stock ownership guidelines for the senior executives are as follows:

POSITION	MULTIPLE OF SALARY
Chief Executive Officer	5X
Executive Officers (Section 16)	2X

Stock that counts toward satisfaction of the stock ownership guidelines includes:

- Company shares owned outright (i.e. open market purchases) by the executive or his or her immediate family members residing in the same household;

- Shares owned indirectly by the executive officer (e.g., by a spouse or other immediate family member or a trust for the benefit of the executive officer or his or her family), whether held individually or jointly;

- Time-based restricted shares granted to the executive officer under the Company's long-term equity incentive plan;

- Shares represented by amounts invested in the executive officer's account under the Company's 401(k) plan; and

- Shares held on behalf of the executive officer that are deemed invested in shares under the Company's Deferred Compensation Plan.

Covered executives are required to achieve their stock ownership guideline within five years from inclusion in the program and continue to maintain and hold the level of stock ownership as long as they are executive officers of the Company. All covered executives were in compliance with the Executive Stock Ownership and Retention Guidelines as of December 31, 2024.

Executive and Change of Control Agreements

The Company maintains Executive Agreements with its Named Executive Officers. The Executive Agreements are not considered employment agreements and the applicable executives are employed "at will" by the Company. The individual agreements provide protection in the event of a qualified termination, which is generally defined as an (i) involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control" (as defined in each Executive Agreement) of the Company. Executives who resign voluntarily without Good Reason under either arrangement do not trigger any payments.

The Change of Control provision in the Executive Agreements is intended to encourage continued employment by the Company of its executive officers and to allow such executive to be in a position to provide assessment and advice to the Board of Directors regarding any proposed Change of Control without concern that such executive might be unduly distracted by the uncertainties and risks created by a proposed Change of Control. An Executive Agreement entered into previously with Ms. C. Taylor entitles her to be made whole for any excise taxes incurred with respect to severance payments that are in excess of the limits set forth under the Internal Revenue Code. The Company discontinued the practice of providing tax gross-ups in its Executive Agreements in 2010, and accordingly, the Executive Agreements entered into with Messrs. Hajdik, Moses and Taylor do not contain excise tax gross up protection.

The Executive Agreements have a term of three years and are extended automatically for one additional day on a daily basis, unless notice of non-extension is given by the Board of Directors of the Company, in which case the Executive Agreement will terminate on the third anniversary of the date notice is given. See "Potential Payments Under Termination or Change of Control" in this Proxy Statement for additional disclosures regarding the Executive Agreements.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis filed in this document. The Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024.

The Compensation Committee:

Lawrence R. Dickerson, Chair
Robert L. Potter
E. Joseph Wright

February 19, 2025

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our Named Executive Officers for each fiscal year in the three year period ended December 31, 2024.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($)[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[2]	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
Cindy B. Taylor	2024	925,000	2,700,000	1,141,473	114,775	4,881,248
President & Chief Executive Officer	2023	925,000	2,700,004	1,333,860	167,657	5,126,521
	2022	884,904	2,699,998	1,946,788	52,560	5,584,250
Lloyd A. Hajdik	2024	495,000	937,503	434,888	44,973	1,912,364
Executive Vice President, Chief Financial Officer & Treasurer	2023	492,115	937,501	521,143	66,559	2,017,318
	2022	466,154	937,499	839,077	15,822	2,258,552
Philip S. Moses	2024	495,000	937,503	434,888	25,131	1,892,522
Executive Vice President and Chief Operating Officer	2023	492,115	937,501	521,143	72,218	2,022,977
	2022	454,616	937,499	818,308	8,621	2,219,044
Brian E. Taylor	2024	350,200	299,998	258,636	21,935	930,769
Senior Vice President, Controller & Chief Accounting Officer	2023	345,492	300,001	256,225	28,079	929,797
	2022	321,769	300,001	391,769	6,435	1,019,974

[1] These columns represent the dollar amounts for the years shown of the aggregate grant date fair value of restricted stock awards and performance-based stock awards, as applicable, granted in those years computed in accordance with FASB ASC Topic 718—Stock Compensation. Values actually earned can vary greatly from reported amounts depending upon movements in the stock price during the vesting period. Generally, the aggregate grant date fair value is the aggregate amount that the Company expects to expense in its financial statements over the award's vesting schedule (generally three years) and, for performance-based stock awards, is based upon the probable outcome of the applicable performance conditions. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company's estimated accounting expense for these awards and options, and do not necessarily correspond to the actual value that may be recognized by our Named Executive Officers. See Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for additional detail regarding assumptions underlying the value of these awards. The performance-based stock awards can potentially achieve a maximum number of shares equal to 200% of the target level of shares, depending on the Company's performance. The target number of shares (100% of target levels) and the corresponding grant date fair value of the performance-based stock awards is reflected in this table and in the Grants of Plan-Based Awards table for 2024 below. The maximum fair value of performance-based stock awards granted in 2024 (rather than the probable value for accounting purposes reflected in the table above) was $1,800,000 for Ms. C. Taylor, $625,006 for each of Mr. Hajdik and Mr. Moses.

[2] Amounts of "Non-Equity Incentive Plan Compensation" paid to each applicable Named Executive Officer were made pursuant to the Company's Annual Incentive Compensation Plan. For a description of this plan please see "Compensation Discussion and Analysis—Elements of Compensation—Short–Term Incentives." This column also includes amounts earned related to long-term, time-based cash award granted to Mr. B. Taylor and the 2022 performance-based cash awards based on Relative TSR, which achieved a payout level 200% of target performance. Due to SEC reporting rules, the cash-based awards granted in 2023 and 2024 will not be reported in the Summary Compensation Table until 2026 and 2027, respectively, after the performance period for those awards has ended (assuming the performance criteria is achieved). A summary of "Non-Equity Incentive Plan Compensation" included the following for each Named Executive Officer:

	2024 AICP ($)	2022 PERFORMANCE-BASED CASH AWARDS ($)	LONG-TERM TIME-BASED CASH AWARDS ($)	TOTAL ($)
Cindy B. Taylor	538,473	603,000	—	1,141,473
Lloyd A. Hajdik	225,513	209,375	—	434,888
Philip S. Moses	225,513	209,375	—	434,888
Brian E. Taylor[a]	88,636	—	170,000	258,636

[a] Mr. B. Taylor did not participate in the 2022 performance-based cash awards.

[3] The 2024 amount shown in "All Other Compensation" column reflects the following for each Named Executive Officer:

	401 (K) PLAN MATCH ($)[a]	DEFERRED COMPENSATION PLAN MATCH ($)[a]	OTHER ($)	TOTAL ($)
Cindy B. Taylor[b]	17,938	70,255	26,582	114,775
Lloyd A. Hajdik	16,607	25,606	2,760	44,973
Philip S. Moses	16,520	8,611	—	25,131
Brian E. Taylor	24,867	(2,932)	—	21,935

[a] Represents the matching contributions and adjustments made by the Company to each of our Named Executive Officers pursuant to the 401(k) Retirement Plan and the Deferred Compensation Plan as more fully described in "Nonqualified Deferred Compensation," included herein.

[b] The amount shown in the "Other" column in the table above include club membership dues provided for Ms. C. Taylor and Mr. Hajdik.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to our Named Executive Officers in 2024, including the following: (1) the grant date; (2) the estimated possible payouts under the non-equity incentive plan, which is discussed in "Compensation Discussion and Analysis—Elements of Compensation—Short-term Incentives and —Long-term Incentives",

included herein; (3) the number of performance-based awards pursuant to the Company's Equity Participation Plan; (4) the number of restricted stock awards pursuant to the Company's Equity Participation Plan; and (5) the fair value of each equity award computed in accordance with FASB ASC Topic 718—Stock Compensation as of the grant date.

NAME	PLAN	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[4]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Cindy B. Taylor	AICP[1]		372,313	1,063,750	2,127,500					
	Performance Cash Award[2]	2/16/2024	450,000	900,000	1,800,000					
	Equity Participation Plan (Performance Stock Unit)[3]	2/16/2024				73,771	147,541	295,082		900,000
	Equity Participation Plan (Restricted Stock)	2/16/2024							295,082	1,800,000
Lloyd A. Hajdik	AICP[1]		155,925	445,500	891,000					
	Performance Cash Award[2]	2/16/2024	156,250	312,500	625,000					
	Equity Participation Plan (Performance Stock Unit)[3]	2/16/2024				25,615	51,230	102,460		312,503
	Equity Participation Plan (Restricted Stock)	2/16/2024							102,459	625,000

Compensation Discussion and Analysis

NAME	PLAN	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[4]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[5]
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Philip S. Moses	AICP[1]		155,925	445,500	891,000					
	Performance Cash Award[2]	2/16/2024	156,250	312,500	625,000					
	Equity Participation Plan (Performance Stock Unit)[3]	2/16/2024				25,615	51,230	102,460		312,503
	Equity Participation Plan (Restricted Stock)	2/16/2024							102,459	625,000
Brian E. Taylor	AICP[1]		61,285	175,100	350,200					
	Equity Participation Plan (Restricted Stock)	2/16/2024							49,180	299,998

[1] The amounts shown in the column "Target" reflect the target level of bonus payable under the Company's AICP (see discussion in "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives," included herein) which is based on an executive's base salary paid during the year multiplied by the executive's bonus percentage. The base salary used in this table is the base salary in effect as of December 31, 2024; however, actual awards are calculated based on a participant's eligible AICP earnings paid in the year. The amount shown in the "Maximum" column represents 200% of the target amount. Performance results at or below the threshold level percentage of performance targets established under the AICP will result in no payments being made under the AICP. The threshold level percentage was set at 75% of target in 2024 for our Named Executive Officers. If the performance results fall between the threshold level and the target level, 35 – 100% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels. If the performance results fall between the target level and the maximum level, 100 – 200% of the target level bonus will be paid out proportionately to the distance such performance results fall between the two levels.

[2] The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" include cash-based performance awards as described as "Elements of Compensation – Long-term Incentives" included herein. Target level cash-based performance awards granted in 2024 are based on Relative TSR. If the Relative TSR performance is below the 25th percentile, 100% of the cash-based performance awards will be forfeited. If the performance is between the 25th and the 75th percentiles, 50% up to 167% of the cash-based performance awards will payout. If the performance is greater than or equal to 75th percentile, the cash-based performance awards payout is 200%. However, if the Company's Relative TSR is negative, payout as a percentage of grant value will not exceed 100%. Due to SEC reporting rules, the cash-based performance awards will not be reported in the Summary Compensation Table until the 2027 Proxy Statement after the performance period has ended (assuming the performance criteria is achieved).

[3] The amounts shown under "Estimated Future Payouts Under Equity Incentive Plan" include performance-based stock awards (reflected in shares) as described as "Elements of Compensation – Long-term Incentives" included herein. Target level performance of awards granted in 2024 is based on Cumulative EBITDA. If the Cumulative EBITDA performance is less than $206.1 million, 100% of the performance-based awards will be forfeited. If the performance is between $206.1 million and $274.8 million, up to 100% of the performance-based awards vest. If the performance is between $274.8 million and $343.5 million, the performance awards vest between 100% and 200%. If the performance is greater than or equal to $343.5 million, the performance awards vest at 200%.

[4] The amounts shown in "All Other Stock Awards" column reflect the number of restricted stock awards granted in 2024 pursuant to the Company's Equity Participation Plan. These awards carry a three-year vesting requirement to be fully earned.

[5] This column shows the full grant date fair value of restricted stock awards and performance-based stock awards computed under FASB ASC Topic 718—Stock Compensation which were granted to our Named Executive Officers during 2024. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the award vesting schedule and, for performance-based stock awards, is based upon the probable outcome of the applicable performance conditions. The target number of shares (100% of target levels) and the corresponding grant date fair value of that level of payout is reflected in this table and in the Summary Compensation table for 2024 awards above. The maximum fair value of the performance-based stock awards granted in 2024 was $1,800,000 for Ms. C. Taylor, and $625,006 for each of Mr. Hajdik and Mr. Moses.

While not considered employment agreements, each of our Named Executive Officers is party to an Executive Agreement. For a description of these agreements, please see "Compensation Discussion and Analysis—Executive and Change of Control Agreements." The compensation amounts described in the preceding table were determined as described under "Compensation Discussion and Analysis—Elements of Compensation." The material terms of the awards reported in the Grants of Plan-Based Awards Table below are described in the "Compensation Discussion and Analysis—Elements of Compensation—Short–term Incentives" and "—Long-term Incentives."

Outstanding Equity Awards at 2024 Fiscal Year End

The following table provides information on the holdings of stock options and stock awards by our Named Executive Officers as of December 31, 2024. This table includes outstanding and exercisable option awards and unvested stock awards, including restricted stock awards and performance-based stock awards. Each equity grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is provided in this table, based on the option or stock award grant date or other factors, as discussed. Accelerated vesting provisions applicable to the outstanding awards are described below under "—Potential Payments Upon Termination or Change in Control." The market value of the stock awards is based

on the closing market price of the Company's common stock as of December 31, 2024, which was $5.06. In accordance with disclosure requirements, performance-based stock awards have been presented in the table below assuming that the performance period ended on December 31, 2024 and that the performance level achievement would have been at overachievement (200%) for the 2022 awards (actual results achieved), target (100%) for the 2023 awards and entry (50%) for the 2024 awards. For additional information about these awards, see the description of equity incentive compensation in "Compensation Discussion and Analysis Elements of Compensation—Long–term Incentives," included herein.

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE[1]	MARKET VALUE	VESTING SCHEDULE
Cindy B. Taylor	2/18/2015	Options	46,500	46,500	42.29	2/18/2025	$ —	
	2/16/2022	Restricted Stock	91,883				464,928	100% in 2025
	2/16/2022	Performance Stock Unit	275,650				1,394,789	100% on December 31, 2024, subject to performance[2]
	2/16/2023	Restricted Stock	131,723				666,518	50% in each of 2025 and 2026
	2/16/2023	Performance Stock Unit	98,793				499,893	100% on December 31, 2025, subject to performance[3]
	2/16/2024	Restricted Stock	295,082				1,493,115	33% in each of 2025, 2026 and 2027
	2/16/2024	Performance Stock Unit	73,771				373,281	100% on December 31, 2026, subject to performance[4]
Total			1,013,402	46,500			$ 4,892,524	

Compensation Discussion and Analysis

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE[1]	MARKET VALUE	VESTING SCHEDULE
Lloyd A. Hajdik	2/18/2015	Options	15,230	15,230	$ 42.29	2/18/2025	$ —	
	2/16/2022	Restricted Stock	31,904				161,434	100% in 2025
	2/16/2022	Performance Stock Unit	95,712				484,303	100% on December 31, 2024, subject to performance[2]
	2/16/2023	Restricted Stock	45,737				231,429	50% in each of 2025 and 2026
	2/16/2023	Performance Stock Unit	34,303				173,573	100% on December 31, 2025, subject to performance[3]
	2/16/2024	Restricted Stock	102,459				518,443	33% in each of 2025, 2026 and 2027
	2/16/2024	Performance Stock Unit	25,615				129,612	100% on December 31, 2026, subject to performance[4]
Total			350,960	15,230			$1,698,794	
Philip S. Moses	2/18/2015	Options	11,135	11,135	42.29	2/18/2025	$ —	
	2/16/2022	Restricted Stock	31,904				161,434	100% in 2025
	2/16/2022	Performance Stock Unit	95,712				484,303	100% on December 31, 2024, subject to performance[2]
	2/16/2023	Restricted Stock	45,737				231,429	50% in each of 2025 and 2026
	2/16/2023	Performance Stock Unit	34,303				173,573	100% on December 31, 2025, subject to performance[3]
	2/16/2024	Restricted Stock	102,459				518,443	33% in each of 2025, 2026 and 2027
	2/16/2024	Performance Stock Unit	25,615				129,612	100% on December 31, 2026, subject to performance[4]
Total			346,865	11,135			$1,698,794	
Brian E. Taylor	2/16/2022	Restricted Stock	15,314				$ 77,489	100% in 2025
	2/16/2023	Restricted Stock	21,954				111,087	50% in each of 2025 and 2026
	2/16/2024	Restricted Stock	49,180				248,851	33% in each of 2025, 2026 and 2027
Total			86,448				$ 437,427	

[1] All outstanding stock options expired February 18, 2025 and were forfeited.

[2] Performance-based stock award reported at actual level of performance achieved as approved by the Compensation Committee on January 9, 2025. Given the fact that the Compensation Committee does not certify performance for these awards until the year following the year in which the performance period ends, the awards are still deemed "outstanding" for purposes of this table as of December 31, 2024.

[3] Performance-based stock award reported at target level (100%). Actual performance level indicated through the partial performance period ended on December 31, 2024 was 58% of target.

[4] Performance-based stock award reported at entry level (50%). Actual performance level indicated through the partial performance period ended on December 31, 2024 was 29% of target.

Stock Vested

The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of stock awards and the value realized during 2024, in each case before payment of any applicable taxes.

NAME	STOCK AWARDS[1]	
	NUMBER OF SHARES ACQUIRED ON VESTING (#)	PRE-TAX VALUE REALIZED ON VESTING ($)
Cindy B. Taylor	507,090	3,221,633
Lloyd A. Hajdik	176,074	1,118,630
Philip S. Moses	176,074	1,118,630
Brian E. Taylor	30,722	180,182

[1] Reflects shares received pursuant to restricted and performance-based stock awards under the Equity Participation Plan for grants made in 2021 through 2023 to each Named Executive Officer. The value realized upon vesting of these awards represents the aggregate dollar amount realized by the Named Executive Officer upon vesting computed by multiplying the number of shares of stock by the closing price of the underlying shares on the applicable vesting date.

Nonqualified Deferred Compensation

Deferred Compensation Plan

The Company maintains the Deferred Compensation Plan, which is a nonqualified deferred compensation plan for U.S. citizens that permits our directors and eligible employees to elect to defer all or a part of their cash compensation (for employees, base salary and/or incentive pay) from us until the termination of their status as a director or employee or a change of control.

Employees that participate in the Deferred Compensation Plan do not receive any additional compensation other than the employer match on compensation deferred equivalent to what would have been matched in the Company's 401(k) plan, absent certain IRS limitations. A deferral election may provide for deferring different forms or levels of compensation (base salary and/or incentive compensation) during the year. Participating employees are eligible to receive from the Company a matching deferral under the Deferred Compensation Plan that is intended to compensate them for contributions they could not receive from the Company under the 401(k) plan due to the various limits imposed on 401(k) plans by U.S. federal income tax laws. Directors who elect to participate in the Deferred Compensation Plan do not receive any matching contributions.

Participants in the Deferred Compensation Plan are able to invest contributions made to the Deferred Compensation Plan in investment funds approved by a Retirement Plan

Compensation Committee, which also mirror the 401(k) plan investment funds. The Company percentage match on employee contributions vests in the same manner as in the Company's 401(k) plan. Since the investment choices under the Deferred Compensation Plan are identical to the choices available under our 401(k) Plan, no above market or preferential earnings are provided under the Deferred Compensation Plan. As such, no earnings or losses on Deferred Compensation Plan amounts are reported in the Summary Compensation table.

Generally, each participant in the Deferred Compensation Plan will receive (i) a lump sum distribution or installment payments (at the participant's election) upon termination of the participant's service with the Company and its affiliates or (ii) a lump sum distribution upon a change of control (as defined in the Equity Participation Plan). For "Key Employees," as defined in IRS regulations, distributions of deferrals made after 2004 due to the Key Employee's "separation from service" will generally be delayed at least six months.

Detailed below is a summary of activity in the Deferred Compensation Plan for each Named Executive Officer.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR ($)[1]	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR ($)[2]	AGGREGATE EARNINGS (LOSS) IN LAST FISCAL YEAR ($)[3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FISCAL YEAR END ($)
Cindy B. Taylor	139,386	70,255	889,518	(8,129)	7,095,109
Lloyd A. Hajdik	55,606	25,606	154,833	0	917,171
Philip S. Moses	15,078	8,611	120,627	0	1,253,440
Brian E. Taylor	3,502	(2,932)	12,635	(2,999)	100,582

[1] All contribution amounts for the last fiscal year reported in this table are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" amounts reported in the Summary Compensation Table for 2024.

[2] Amounts reported as Company matching contributions or adjustments in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2024.

[3] This column represents net unrealized appreciation, depreciation, dividends and distributions from mutual fund and other investments for 2024 associated with investments held in the Deferred Compensation Plan.

The Company has elected to include Company owned life insurance as a component of the Deferred Compensation Plan to partially fund the cost of the plan with life insurance proceeds if a consenting participant dies. In the event of death of a consenting participant, the Company will directly

receive the full death benefit in the amount of $1,550,000. For consenting participants who are still actively employed by the Company, the Company has agreed to pay a survivor benefit equal to 50% ($775,000) of the individual coverage amount to their designated beneficiary.

Potential Payments Upon Termination or Change of Control

The table below reflects the amount of compensation to each of our Named Executive Officers of the Company in the event of a qualifying termination, which is generally defined as (i) an involuntary termination of the executive officer by the Company other than for "Cause" or (ii) either an involuntary termination other than for "Cause" or a voluntary termination by the executive for "Good Reason," in each case, during a specified period of time after a corporate "Change of Control". "Cause" is generally defined in the Executive Agreements as executive's conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; executive's commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary; executive's willful and continued failure to devote substantially all of his or her business time to the Company's business affairs; or executive's unauthorized disclosure of confidential information of the Company that is materially injurious to the Company. The Executive Agreements generally define "Good Reason" to mean a material reduction in the executive's authority, duties or responsibilities; a material reduction of executive's compensation and benefits; the Company's failure to obtain a written agreement from any successor or assigns of the Company to assume and perform the executive agreement; or the Company requires executive, without executive's consent, to relocate more than 50 miles. A "Change of Control" for the Executive Agreements shall generally mean any person acquires beneficial ownership of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if the Company engages in a merger or consolidation in which the Company or surviving entity in such merger or consolidation becomes a subsidiary of another entity, then references to the Company's then outstanding securities

shall be deemed to refer to the outstanding securities of such parent entity; a change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are incumbent directors (as defined in the applicable Executive Agreements); consummation of a merger or consolidation of the Company with another entity, other than a transaction that would result in the Company's outstanding voting securities immediately prior to the transaction continuing to represent more than 50% of the outstanding voting securities of the resulting entity; approval of a complete liquidation of the Company; or the sale or disposition of all or substantially all of the Company's assets. See "Compensation Discussion and Analysis—Executive and Change of Control Agreements" herein for additional information. The scope and terms of compensation due to each Named Executive Officer upon voluntary terminations, early retirement, retirement, for Cause termination and in the event of disability or death of the executive are the same as other salaried employees, other than with respect to the potential death benefit for participants in the Deferred Compensation Plan described above in the "Nonqualified Deferred Compensation" section.

The amounts shown in the table, which follows, assume for each of our Named Executive Officers that such qualified termination or a Change of Control was effective as of December 31, 2024 and, therefore, include compensation earned through such date. The table includes estimate amounts because actual amounts to be paid can only be determined at the time of such executive's separation from the Company or upon a Change of Control. Due to the fact that the death benefit associated with the life insurance policies for the Deferred Compensation Plan are quantified above, that amount is not repeated in the hypothetical calculations below.

Executive and Change of Control Agreements

Pursuant to the Company's Named Executive Officers' Executive Agreements, if the executive is terminated by the Company (other than termination by the Company for Cause, or by reason of death or disability), or if the executive voluntarily terminates employment for Good Reason, in either case, during the 24-month period following a Change of Control, then the executive is entitled to receive (i) a lump sum severance payment of two times (or two and a half in the case of Ms. C. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination or the year preceding the Change of Control, whichever is the greater amount, (ii) medical and dental health benefits and disability benefits coverage until the earlier of (A) 36 months and (B) the date the executive begins receiving comparable benefits from a subsequent employer, (iii) 100% vesting of all restricted shares, restricted stock units and stock options (and such options shall remain exercisable for the remainder of their term), (iv) vesting of all contributions to our 401(k) plan and

Deferred Compensation Plan to the extent not already vested and (v) outplacement services equal to a maximum of 15% of the executive's salary at the time of termination until the earliest to occur of (A) December 31 of the second calendar year following the year of termination and (B) the date the executive accepts subsequent employment. Unlike "single trigger" plans that pay out immediately upon a change of control, the executive agreements require a "double trigger" (i.e. a change of control followed by a qualified termination) for the payment of severance. However, the Executive Agreements provide that upon a Change in Control all awards of stock options will become vested and exercisable.

If the executive is terminated by the Company without Cause other than during the 24-month period following a Change of Control, the Executive Agreements provide (i) for a lump sum severance payment of one times (or one and one half with respect to Ms. C. Taylor) the sum of the executive's base salary and the target annual bonus that may be earned by the executive pursuant to the AICP for the year of termination, (ii) that all restrictions on restricted shares and restricted stock units will lapse and (iii) for continued medical and dental health benefits and disability benefits coverage until the earlier of (A) 24 months and (B) the date the executive begins receiving comparable benefits from a subsequent employer. Any vested, non-qualified stock options would expire after 3 months of the date of termination if not exercised prior to their expiration.

The Executive Agreement entered into with Ms. C. Taylor during 2001 contains parachute payment excise tax gross up protection. Executive Agreements entered into with Messrs. Hajdik, Moses and Taylor do not contain excise tax gross up protection.

To receive benefits under the Executive Agreements, the executive officer will be required to execute a release of all claims against the Company.

Deferred Compensation Plan

Generally, each participant in the Deferred Compensation Plan will receive, at the participant's election, a lump sum distribution or installment payments upon a change of control or a termination of the participant's service with the Company and its affiliates. For "Key Employees," as defined

in IRS regulations, distributions of deferrals made after 2004 are delayed at least six months. Any other withdrawals by the participant will be made in good faith compliance with Section 409A limitations.

Equity and Performance-Based Awards

The Company's restricted stock award agreements provide that restricted stock awards will become fully vested on (i) the date a Change of Control occurs or (ii) the termination of an employee's employment due to his or her death or a disability that entitles the employee to receive benefits under a long-term disability plan of the Company.

The performance-based awards contain potential acceleration provisions that will depend upon the timing of the acceleration event in relation to the grant date of the award. Prior to the eighteen-month anniversary of the grant date of the award, in the event that a Change of Control occurs, or the employee becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or a "determined percentage" of target. The determined percentages with respect to the performance-based stock awards (cumulative EBITDA) would be calculated using the actual level of performance attained for the award on the last day of the fiscal quarter that is coincident with or immediately precedes the Change of Control or the termination event, as applicable. The determined percentages with respect to the performance-based cash award (Relative TSR) would be calculated using the actual level of performance attained for the award on the date of the applicable vesting event (the Change of Control), or the termination event, as applicable. In the event that the acceleration is due to the employee's disability or death, both the target level and the determined percentage will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period.

On or after the eighteen-month anniversary of the grant date of the performance-based award, in the event that a Change of Control occurs or the employee becomes disabled or dies, then the performance-based award will vest upon the occurrence of such event at the greater of "target" levels or the "determined percentage" of target described above. In the event that the employee retires

(defined as a termination after the age of 58 that is due to a reason other than death or disability), the performance-based award will vest based upon the "determined percentage" of target described above, but if the retirement date occurs prior to the eighteen-month anniversary of the grant date of the award, then the award will be further multiplied by a fraction that is based upon the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period.

For performance-based awards, in the event we terminate the employee's employment without "Cause" (and not by reason of death or disability) prior to the end of the performance period, then the performance-based award will vest on the date of such termination based upon the "determined percentage" of target as described above, but, if such termination of employment occurs prior to the eighteen-month anniversary of the grant date of the award, then the award will be further multiplied by a fraction that is based on the number of days the employee was actually employed during the performance period compared to the total number of days in the performance period. For this purpose, the term "Cause" has the same meaning as defined in the employee's individual executive agreement or, in the absence of such an agreement or definition, means conviction of (or plea of nolo contendere to) a felony, dishonesty or a breach of trust as regards the Company or any subsidiary; commission of any act of theft, fraud, embezzlement or misappropriation against the Company or any subsidiary; willful and continued failure to devote substantially all of the employee's business time to the Company's business affairs; or unauthorized disclosure of confidential information of the Company or any subsidiary.

The Company has also granted Mr. B. Taylor cash-based long-term incentive awards that would become fully vested on (i) the date a Change of Control occurs or (ii) the termination of his employment due to his death.

Quantification of Payments

Shown in the table below are potential payments upon the assumed (i) involuntary not for Cause termination of our Named Executive Officers other than during the 24-month period following a Change of Control, or (ii) involuntary not for Cause termination or termination by the Named Executive Officer for "Good Reason," in either case, during the 24-month period following a Change of Control of the Company occurring as of December 31, 2024. In addition, the tables that follow show the potential payments upon the hypothetical (i) disability, retirement or death of our Named Executive Officers, and (ii) Change of Control of the Company, in each case, occurring as of December 31, 2024.

EXECUTIVE BENEFITS AND PAYMENTS UPON SEPARATION		POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL			
		INVOLUNTARY NOT FOR CAUSE TERMINATION WITHOUT A CHANGE OF CONTROL ON 12/31/2024	TERMINATION WITH A CHANGE OF CONTROL ON 12/31/2024	DISABILITY, RETIREMENT, OR DEATH ON 12/31/2024	CHANGE OF CONTROL ON 12/31/2024
Cindy B. Taylor	Compensation:				
	Cash Severance[1]	$ 2,983,125	$ 4,971,875	$ —	$ —
	Stock Awards[2]	4,568,406	4,568,406	4,568,406	4,568,406
	Performance Cash Awards[3]	2,700,000	2,700,000	2,700,000	2,700,000
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,312	34,969	—	—
	Outplacement Assistance[5]	—	138,750	—	—
	Tax Gross Up	—	—	—	—
Total		$ 10,274,843	$ 12,414,000	$ 7,268,406	$ 7,268,406
Lloyd A. Hajdik	Compensation:				
	Cash Severance[1]	$ 940,500	$ 1,881,000	$ —	$ —
	Stock Awards[2]	1,586,254	1,586,254	1,586,254	1,586,254
	Performance Cash Awards[3]	937,500	937,500	937,500	937,500
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,312	34,969	—	—
	Outplacement Assistance[5]	—	74,250	—	—
Total		$ 3,487,566	$ 4,513,973	$ 2,523,754	$ 2,523,754

EXECUTIVE BENEFITS AND PAYMENTS UPON SEPARATION		POTENTIAL PAYMENTS UPON TERMINATION AND CHANGE OF CONTROL			
		INVOLUNTARY NOT FOR CAUSE TERMINATION WITHOUT A CHANGE OF CONTROL ON 12/31/2024	TERMINATION WITH A CHANGE OF CONTROL ON 12/31/2024	DISABILITY, RETIREMENT, OR DEATH ON 12/31/2024	CHANGE OF CONTROL ON 12/31/2024
Philip S. Moses	Compensation:				
	Cash Severance[1]	$ 940,500	$ 1,881,000	$ —	$ —
	Stock Awards[2]	1,586,254	1,586,254	1,586,254	1,586,254
	Performance Cash Awards[3]	937,500	937,500	937,500	937,500
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,312	34,969	—	—
	Outplacement Assistance[5]	—	74,250	—	—
Total		$ 3,487,566	$ 4,513,973	$ 2,523,754	$ 2,523,754
Brian E. Taylor	Compensation:				
	Cash Severance[1]	$ 525,300	$ 1,050,600	$ —	$ —
	Stock Awards[2]	437,427	437,427	437,427	437,427
	Cash Awards[6]	—	300,000	300,000	300,000
	Benefits & Perquisites:				
	Health and Welfare Benefits[4]	23,312	34,969	—	—
	Outplacement Assistance[5]	—	52,530	—	—
Total		$ 986,039	$ 1,875,526	$ 737,427	$ 737,427

[1] Cash severance based on base salary level as of December 31, 2024.

[2] Reflects the value of unvested restricted stock awards and performance-based stock awards as of December 31, 2024 that would be accelerated as a result of the separation event based on the Company's stock price of $5.06, which was the closing market price of the Company's common stock as of December 31, 2024. Performance-based stock awards have been quantified assuming that the performance period ended on December 31, 2024 and that the performance level achievement would have been at target for the 2022, 2023 and 2024 awards. In addition, the amounts reported in the "Stock Awards" row would be realized by our Named Executive Officers in the event of the occurrence of a Change of Control (without the occurrence of a qualified termination) or upon our Named Executive Officer's death or disability, in each case, occurring on December 31, 2024. Retirement payments are only applicable as described above.

[3] Reflects the value of unvested performance-based cash awards as of December 31, 2024. Performance-based cash awards have been reported assuming that the performance period ended on December 31, 2024 and that the performance level achievement was at target for the 2022, 2023 and 2024 awards (which may differ from the amounts reflected as of December 31, 2024 in the Outstanding Equity Table at 2024 Fiscal Year End above).

[4] Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of the Named Executive Officer under the Company's health and welfare benefit plans for the applicable continuation period specified in the Executive Agreements.

[5] Reflects the maximum amount of outplacement assistance that would be provided for the Named Executive Officer pursuant to the Executive Agreement.

[6] Reflects the value of cash-based long-term incentive awards. Other than in the event of a Change of Control, the value of cash-based long-term incentive awards disclosed will only occur upon Mr. B. Taylor's death. The unvested cash-based long-term incentive awards are forfeited upon Mr. B. Taylor's retirement and otherwise continue to vest according to the vesting schedule in the event Mr. B. Taylor becomes disabled, so long as he remains an employee of the Company.

Pay Versus Performance

Compensation Actually Paid Versus Performance Table

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and the Company's financial performance for each of the five years in the period ended December 31, 2024. In determining "compensation actually paid" to its Named Executive Officers pursuant to the applicable SEC rules, the Company is required to make certain adjustments to the executive compensation amounts reported in the Summary Compensation Table included in this Proxy Statement.

To determine the "actual" compensation paid to our Chief Executive Officer and the average "actual" compensation paid to our other Named Executive Officers, the adjustments described and quantified below were made related to equity compensation reported in the Summary Compensation Table.

For each year presented in the following tables, the grant date fair value of equity award amounts reported in the Summary Compensation Table were deducted and the following adjustments were added back or subtracted, as applicable:

• the December 31 fair value of equity awards granted during the year that were unvested at the end of the year;

• the change in fair value of any awards granted in prior years that were unvested at the end of the year;

• for awards granted in prior years that vested in the year, the change in the fair value from the end of the prior year to the vesting date; and

• for awards granted in prior years that were forfeited (e.g. due to failure to meet the applicable vesting conditions), deducted the fair value (if any) of the award at the end of the prior year.

For awards that vest based on performance conditions, the value was determined using probable valuation assumptions as of each applicable valuation date. As the Company's Named Executive Officers do not participate in any defined benefit (i.e. pension) plans, no related adjustments were required to amounts reported in the Summary Compensation Table totals.

The following table summarizes compensation values reported in the Summary Compensation Table for our Chief Executive Officer and the average for our other Named Executive Officers, as compared to "compensation actually paid" and the Company's financial performance for each of the five years in the period ended December 31, 2024:

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO($)	COMPENSATION ACTUALLY PAID TO CEO($)[1]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOS ($)[2]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOS($)[2]	CUMULATIVE TSR[3]	PEER GROUP CUMULATIVE TSR[4]	NET INCOME (LOSS) (in millions)	CONSOLIDATED ADJUSTED EBITDA[5] (in millions)
2024	$ 4,881,248	$ 4,100,619	$ 1,578,552	$ 1,349,836	$ 31	$ 109	$ (11.3)	$ 77.0
2023	5,126,521	4,464,232	1,656,697	1,484,105	42	100	12.9	87.8
2022	5,584,250	7,421,144	1,832,523	2,297,346	46	102	(9.5)	74.0
2021	4,761,053	4,904,405	1,234,400	1,325,808	31	56	(64.0)	38.1
2020	5,181,793	270,834	1,573,433	140,629	31	56	(468.4)	26.1

[1] The following table provides a tabular reconciliation between the totals presented in the Summary Compensation Table and total "compensation actually paid" to our CEO (presented above) for 2024, 2023, 2022, 2021 and 2020. Our CEO, Cindy B. Taylor, was the sole Principal Executive Officer ("PEO") for purposes of this disclosure in each of the five years presented.

	2024	2023	2022	2021	2020
CEO/PEO SUMMARY COMPENSATION TABLE TOTALS	$ 4,881,248	$ 5,126,521	$ 5,584,250	$ 4,761,053	$ 5,181,793
Add (Subtract):					
Fair value of equity awards granted during the year from the Summary Compensation Table	(2,700,000)	(2,700,004)	(2,699,998)	(2,699,999)	(2,916,427)
Fair value at year end of equity awards granted during the year	2,239,672	2,012,407	3,084,531	2,604,364	810,404
Change in fair value of equity awards granted in prior years that were unvested as of the end of the year	(98,793)	(449,527)	1,221,323	(7,783)	(2,262,720)
Change in fair value of equity awards granted in prior years that vested during the year	(221,508)	474,835	231,038	246,770	(542,216)
Equity awards granted in prior years that were forfeited during the year	—	—	—	—	—
Total Equity Award Related Adjustments	(780,629)	(662,289)	1,836,894	143,352	(4,910,959)
COMPENSATION ACTUALLY PAID TOTALS	$ 4,100,619	$ 4,464,232	$ 7,421,144	$ 4,904,405	$ 270,834

OIL STATES **59**

Compensation Discussion and Analysis

(2) The following table provides a tabular reconciliation between the average of totals presented in the Summary Compensation Table and average total "compensation actually paid" to other NEOs (presented above) for 2024, 2023, 2022, 2021 and 2020. The calculation for 2023 and 2022 includes compensation paid to Lloyd A. Hajdik, Philip S. Moses and Brian E. Taylor. Compensation paid to Christopher E. Cragg is also included in the calculations of the averages for 2021 and 2020 as he was a NEO prior to his departure from the Company in March 2021.

	2024	2023	2022	2021	2020
NON-PEO/OTHER NEOs AVERAGE SUMMARY COMPENSATION TABLE TOTALS	**$ 1,578,552**	**$ 1,656,697**	**$ 1,832,523**	**$ 1,234,400**	**$ 1,573,433**
Add (Subtract):					
Fair value of equity awards granted during the year from the Summary Compensation Table	(725,001)	(725,001)	(725,000)	(491,251)	(834,810)
Fair value at year end of equity awards granted during the year	601,394	540,369	828,254	468,666	244,810
Change in fair value of equity awards granted in prior years that were unvested as of the end of the year	(44,360)	(111,888)	297,515	(1,670)	(674,984)
Change in fair value of equity awards granted in prior years that vested during the year	(60,749)	123,928	64,054	115,663	(167,820)
Equity awards granted in prior years that were forfeited during the year	—	—	—	—	—
Total Equity Award Related Adjustments	**(228,716)**	**(172,592)**	**464,823**	**91,408**	**(1,432,804)**
AVERAGE COMPENSATION ACTUALLY PAID TOTALS	**$ 1,349,836**	**$ 1,484,105**	**$ 2,297,346**	**$ 1,325,808**	**$ 140,629**

(3) Cumulative TSR disclosed represents the measurement period value of an investment of $100 in the Company's stock. Beginning period stock price measurement date of 12/31/2019 and end of period stock price as of 12/31/2020, 12/30/2021, 12/29/2022,12/31/2023 and 12/31/2024.

(4) Peer Group TSR disclosed represents the measurement period value of an investment of $100 in the Peer Group's stock based on a weighted average market capitalization as of the market close on 12/31/2019. Beginning period stock price measurement date of 12/31/2019 and end of period stock price as of 12/31/2020, 12/30/2021, 12/29/2022, 12/31/2023 and 12/31/2024.

The Company's peer group for 2024 included Archrock, Inc., Core Laboratories N.V., Diamond Offshore Drilling, Inc. (subsequently removed during 2024 due to its acquisition by Noble Corporation plc), Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Innovex International, Inc. (formerly Dril-Quip, Inc.), NPK International, Inc. (formerly Newpark Resources, Inc.), Oceaneering International, Inc., ProPetro Holding Corp., RPC, Inc., Select Water Solutions, Inc. and TETRA Technologies, Inc. The peer group for 2024 included the removal of Helmerich & Payne, Inc. due to its larger size and concentrated U.S. operations and the removal of NexTier Oilfield Solutions, Inc. due to its merger with Patterson-UTI Energy. It also included the addition of Diamond Offshore Drilling, Inc. (subsequently removed during 2024 due to its acquisition by Noble Corporation plc) and ProPetro Holding Corp. Cumulative TSR was $107 for 2024 using the Company's 2023 peer group.

The Company's peer group for 2023 and 2022 included, as applicable, Archrock, Inc., Core Laboratories N.V., Dril-Quip, Inc., Expro Group Holdings N.V., Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., NexTier Oilfield Solutions Inc. (removed during 2023 due to its acquisition by Paterson-UTI Energy, Inc.), Oceaneering International, Inc., RPC, Inc., Select Water Solutions, Inc. (formerly Select Energy Services, Inc.) and TETRA Technologies, Inc. The peer group for 2022 included the removal of Superior Energy Services, Inc. due to limited disclosures for the new management team members post-emergence from bankruptcy and the removal of Exterran Corporation due to its acquisition by Enerflex Ltd. It also included the addition of NexTier Oilfield Solutions Inc. and TETRA Technologies, Inc.

The Company's peer group for 2021 included Archrock, Inc., Core Laboratories N.V., Dril-Quip, Inc., Expro Group Holdings N.V. (formerly Frank's International N.V.), Exterran Corporation, Forum Energy Technologies, Inc., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., Oceaneering International, Inc., RPC, Inc., Select Energy Services, Inc. and Superior Energy Services, Inc. The 2021 peer group included the removal of ChampionX Corporation due to its revenue level following its merger with Apergy Corporation and the addition of Select Energy Services, Inc.

The Company's peer group for 2020 included Archrock, Inc., ChampionX Corporation (formerly Apergy Corporation), Core Laboratories N.V., Dril-Quip, Inc., Exterran Corporation, Forum Energy Technologies, Inc., Frank's International N.V., Helix Energy Solutions Group, Inc., Helmerich & Payne, Inc., Newpark Resources, Inc., Oceaneering International, Inc., RPC, Inc., and Superior Energy Services, Inc. The 2020 peer group included the removal of Key Energy Services, Inc. due to its restructuring and the addition of Apergy Corporation.

(5) The Company uses Consolidated Adjusted EBITDA to compare and to monitor the performance of the Company and its business segments to other comparable public companies and as a benchmark for the award of incentive compensation under its annual incentive compensation plan. The term Adjusted EBITDA consists of net income (loss) plus net interest expense, taxes, depreciation and amortization expense, impairments of goodwill, intangible and operating lease assets, and facility consolidation/closure and other charges, less gains on the sale of a previously idled property and extinguishments of debt.

As shown in the tables above, changes in the market price of the Company's common stock following the date of grant can significantly impact the level of "compensation actually paid" to the Company's Named Executive Officers. To assist in understanding changes in the fair value of equity awards, the following table provides the closing market prices of the Company's common stock as of the last trading day for each of 2024, 2023, 2022, 2021, 2020 and 2019.

	12/31/2024	12/29/2023	12/30/2022	12/31/2021	12/31/2020	12/31/2019
Closing Market Price of OIS Common Stock	$ 5.06	$ 6.79	$ 7.46	$ 4.97	$ 5.02	$ 16.31

Primary Financial Performance Measures

The following table provides a summary of the financial performance measures used to link executive compensation actually paid to the Company's performance in 2024.

Financial Performance Measures
Consolidated Adjusted EBITDA
Consolidated Cash Flow From Operations
Three-Year Cumulative Consolidated Adjusted EBITDA
Relative Stock Price Performance

Discussion of Relationship Between Pay and Performance

The following table shows the relationship between "compensation actually paid" to our Chief Executive Officer and the average "compensation actually paid" to our other Named Executive Officers and the Company's performance in 2024, 2023, 2022, 2021 and 2020.

($ in millions, except common stock price)	Year ended December,					Year-over-Year Changes			
	2024	**2023**	**2022**	**2021**	**2020**	**2024 vs 2023**	**2023 vs 2022**	**2022 vs 2021**	**2021 vs 2020**
Financial Results:									
Net Income (Loss)	$ (11.3)	$ 12.9	$ (9.5)	$ (64.0)	$(468.4)	n.m.	n.m.	85%	86%
Consolidated Adjusted EBITDA	$ 77.0	$ 87.8	$ 74.0	$ 38.1	$ 26.1	(12%)	19%	94%	46%
Total Stockholders' Return:									
Oil States	$ 31	$ 42	$ 46	$ 31	$ 31	(25%)	(9%)	50%	(1)%
Peer Groups	$ 107	$ 100	$ 102	$ 56	$ 56	n.m.	n.m.	n.m.	n.m.
Compensation Actually Paid to:									
CEO	$ 4.1	$ 4.5	$ 7.4	$ 4.9	$ 0.3	(9%)	(39%)	51%	n.m.
Other NEOs (average)	$ 1.3	$ 1.5	$ 2.3	$ 1.3	$ 0.1	(13%)	(35%)	73%	n.m.
Oil States Common Stock Price:									
Beginning of Year	$ 6.79	$ 7.46	$ 4.97	$ 5.02	$ 16.31				
End of Year	5.06	6.79	7.46	4.97	5.02				
Change in Stock Price	(25%)	(9%)	50%	(1)%	(69)%				

2020 Discussion

The Company's financial results (net loss included significant asset impairment and restructuring charges) and stock price performance in 2020 were adversely impacted by the unprecedented crude oil demand destruction and uncertainties resulting from the COVID-19 pandemic that intensified in March of 2020. Similarly, "compensation actually paid" to each of the Company's Named Executive Officers decreased dramatically in 2020. In addition to a 10% reduction in base salary, the fair value of unvested equity awards declined significantly and other performance-based awards were adversely impacted. As a result, "compensation actually paid" in 2020 was below base salary levels for each of the Company's Named Executive Officers. As presented on page 59, "compensation actually paid" to Ms. C. Taylor, the Company's Chief Executive Officer and Principal Executive Officer, in 2020 declined to $0.3 million, which is inclusive of $4.4 million in unrealized losses on unvested equity awards granted in February of 2020, 2019 and 2018.

2021 Discussion

While customer-driven activity improved in 2021 from the low levels of 2020, the Company's reported results and stock price performance in 2021 continued to reflect the negative impact of the global response to the COVID-19 pandemic, ongoing uncertainties related to future crude oil demand and supply, market pressures driving increased capital discipline and, to a lesser extent, supply chain disruptions. During 2021, the Company continued its restructuring efforts, closed additional facilities and exited certain underperforming service offerings. Additionally, the Company completed two significant financing transactions, which served to extend the maturity profile of the Company's debt and provide greater access to liquidity. While significant accomplishments were realized in 2021, "compensation actually paid" to the Company's Chief Executive Officer and other Named Executive Officers only increased from 2020 due primarily to there being no further material declines in the Company's stock price year-over-year leading to a reduction in the amount of unrealized losses incurred. See the reconciliations above for further details regarding the impact of unrealized losses on unvested equity awards between 2020 and 2021.

2022 Discussion

The Company's financial results and stock price performance improved significantly in 2022 – driven by increased capital investments by our customers, together with internal cost reduction and strict capital discipline measures and other corporate actions. Similarly, "compensation actually paid" to each of the Company's Named Executive Officers increased from 2021 levels due primarily to an increase in the fair value of unvested equity awards and, to a lesser extent, short-term cash incentives earned associated with the Company exceeding annual financial performance goals established at the beginning of 2022.

2023 Discussion

The Company's financial results continued to improve in 2023, driven by growth in offshore and international spending, partially offset by an industry-wide decline in U.S. well completions. Despite this improvement, the Company stock price performance declined due to macro-economic conditions triggering reductions in commodity prices. While significant accomplishments were achieved in 2023, "compensation actually paid" to each of the Company's Named Executive Officers decreased from 2022 levels due to decreases in the fair value of unvested equity awards and short-term cash incentives earned, partially offset by an increase in payouts under the performance-based cash awards (payouts earned for awards related to the 2021 – 2023 performance period were at 55% of target level performance, while there were no payouts earned for the 2020 – 2022 period).

2024 Discussion

Our operating results for 2024 (which included significant asset impairment and restructuring charges, partially offset by a gain associated with the sale of a previously idled facility) reflect the impact of operators' continued investment in offshore and international projects and associated backlog conversion, partially offset by a decline in land-based investments by our U.S. customers, competitive market conditions and management's decision to exit certain underperforming locations and service offerings in the United States. While significant accomplishments were achieved in 2024, "compensation actually paid" to each of the Company's Named Executive Officers decreased from 2023 levels due to declines in the fair value of unvested equity awards and reductions in short-term cash incentives earned, partially offset by an increase in payouts under the performance-based cash awards (payouts earned for awards related to the 2022 – 2024 performance period were at 67% of target level performance). See "Executive Summary" beginning on page 32 for further discussion of 2024 accomplishments and priorities.

2024 CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Ms. C. Taylor. Due to headcount reductions made as part of the restructuring efforts undertaken in 2024, we determined our employee population experienced a significant change leading us to recalculate our median employee compensation. The amounts and ratios described below have been prepared pursuant to applicable rules. Although some amounts may represent actual dollars paid to our Chief Executive Officer or that would be paid to our hypothetical median employee, other amounts are estimates based on certain assumptions or they may represent dollar amounts recognized for financial statement reporting purposes in

accordance with accounting rules, but do not represent actual dollars received (e.g., dollar values of our Chief Executive Officer's stock awards). The explanations herein contain important estimates, assumptions and other information regarding our Chief Executive Officer pay ratio disclosures.

For 2024, our last completed fiscal year:

- Ms. C. Taylor had total annual compensation of $4,881,248 as reflected in the Summary Compensation Table included in this Proxy Statement.

- Our median employee's annual total compensation was $65,124.

- As a result, we estimate that Ms. C. Taylor's 2024 annual total compensation was approximately 75 times that of our median employee.

To identify the median employee, we took the following steps:

- We determined that, as of December 31, 2024, our employee population consisted of 2,439 individuals (as reported in Item 1, Business, in our 2024 Form 10-K). This population consisted of our full-time and part-time employees (including both active employees and employees on leave as of December 31, 2024).

- We selected December 31, 2024, as our identification date for determining our median employee because it enabled us to make such identification in a reasonably efficient and economic manner utilizing 2024 annual compensation amounts.

- We used a consistently applied compensation measure to identify our median employee by comparing the actual amount of salary or wages as reflected in our payroll records. Compensation was not annualized for employees that were not employed by us for all of 2024

- For all employees located outside of the United States, we obtained similar payroll records and converted such information into U.S. dollars using the year-end currency exchange rate.

To determine the annual total compensation of our median employee and our CEO in 2024, we took the following steps:

- After we identified our median employee, we combined all of the elements of such employee's compensation for the 2024 year in accordance with the requirements of Item 402(c)(2) (x) of Regulation S-K, resulting in annual total compensation of $65,124.

- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2024 Summary Compensation Table included in this Proxy Statement.

Equity Compensation Plan Information

The table below provides information relating to our equity compensation plan as of December 31, 2024:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN FIRST COLUMN)
Equity compensation plans approved by security holders[1]	76,665	42.29	2,033,546
Equity compensation plans not approved by security holders	n.a.	n.a.	n.a.
Total	76,665	42.29	2,033,546

[1] Our Equity Participation Plan was approved by our stockholders. Based upon the December 31, 2024 closing stock price of $5.06, all outstanding stock options are significantly out-of-the-money. As of February 28, 2025, all outstanding stock options have expired.

ITEM 3:

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2025, in accordance with its charter. The Audit Committee's decision to appoint Deloitte our independent auditor was based on the following considerations: knowledge of the manufacturing and services industry, global capabilities and technical expertise, auditor independence and objectively, and the potential benefit of rotating to another independent audit firm. Based on these considerations, the Audit Committee believes that the selection of Deloitte is in the best interest of the Company and its stockholders. Therefore, the Audit Committee recommends that

stockholders ratify the appointment of Deloitte. Ratification will require the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and entitled to be voted on the matter. Although ratification of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2025 is not required by our bylaws or otherwise, our Board of Directors is submitting the selection of Deloitte to our stockholders for ratification as a matter of good corporate practice. Although this vote is not binding on the Board or the Audit Committee, if the selection of Deloitte is not ratified, the Audit Committee may reconsider its decision.

Change in Independent Registered Accounting Firm

On February 27, 2025, the Audit Committee dismissed Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm.

During the Company's two most recent fiscal years ended December 31, 2024 and December 31, 2023 and during the subsequent interim period from January 1, 2025 through February 27, 2025, (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to EY's satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.

The audit reports of EY on the consolidated financial statements of the Company for each of the two most recent fiscal years ended December 31, 2024 and December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On February 27, 2025, the Audit Committee approved the engagement of Deloitte as its new independent registered public accounting firm. Deloitte's appointment will be for the Company's fiscal year ending December 31, 2025.

During the Company's two most recent fiscal years ended December 31, 2024 and December 31, 2023, and for the subsequent interim period through February 27, 2025, neither the Company nor anyone on its behalf consulted Deloitte regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, in connection with which neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Audit Fee Disclosure

The following table shows the aggregate fees billed by EY for services rendered in each of the last two fiscal years:

	2024	2023
	($ IN THOUSANDS)	
Audit Fees	2,217	2,098
Audit-Related Fees	8	8
Tax Fees	—	—
All Other Fees	—	—
Total	2,225	2,106

Audit Fees. Audit fees relate primarily to the audit and quarterly reviews of the consolidated financial statements, the audit of internal controls over financial reporting, audits of subsidiaries, statutory audits of subsidiaries required by governmental or regulatory bodies, attestation services required by statute or regulation, comfort letters, consents, assistance with and review of documents filed with the SEC, work performed by tax professionals in connection with the audit and quarterly reviews, and accounting and financial reporting consultations and research work necessary to comply with accounting consultations billed as audit services, in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").

Audit-Related Fees. Fees for audit-related services relate primarily to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements not reported above under "Audit Fees", and principally include non-audit procedures in connection with acquisitions, accounting consultations, and internal control reviews.

Tax Fees. Tax fees include fees for professional services provided for tax compliance, tax advice and tax planning, except those rendered in connection with the audit. The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all auditing services and permitted non-audit services to be performed for the Company by our independent registered public accounting firm in order to verify that the provision of such services does not impair the registered public accounting firm's independence. The Audit Committee has adopted the Audit Committee Pre-Approval Policy, pursuant to which the Audit Committee has granted general pre-approval of the specified audit, audit-related, tax and other permitted services. The pre-approval policy provides that the Audit Committee must be promptly informed of the provision of any pre-approved services. Services to be provided by our independent registered public accounting firm that have not received general pre-approval, as set forth in the pre-approval policy, require specific pre-approval by the Audit Committee and must be submitted to the Audit Committee by the Chief Financial Officer or the Senior Vice President, Controller and Chief Accounting Officer. All services rendered by EY in 2024 were subject to our pre-approval policy. The Company has not agreed to indemnify EY in connection with any of their work.

The Company has a policy that the hiring of any alumni of the Company's registered independent accounting firm must be pre-approved by either the Chief Financial Officer or the Senior Vice President, Controller and Chief Accounting Officer to promote compliance with independence regulations.

It is expected that one or more representatives of Deloitte will be available to participate in the 2025 annual meeting and will be given the opportunity to make a statement if they so desire. It also is expected that the representative(s) will be available to respond to appropriate questions from the stockholders. Representatives of EY, our independent registered public accounting firm for the year ended December 31, 2024, will not be present at the annual meeting and will not have an opportunity to make a statement, if they desire to do so, or to respond to appropriate questions from the stockholders.

Audit Committee Report

The Audit Committee: (1) reviewed and discussed with management Oil States' audited financial statements for the year ended December 31, 2024; (2) discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission; (3) received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence; and (4) discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2024, be included in the Oil States' Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee:

Hallie A. Vanderhider, Chair
Denise Castillo-Rhodes
Darrell E. Hollek

February 19, 2025

Vote Required

Ratification of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2025 will require the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

For purposes of voting on the ratification of the selection of our independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

 **The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025.**

Approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.

Our Board of Directors has approved a second amendment and restatement of the Amended and Restated Equity Participation Plan of Oil States International, Inc. (the "Original Plan"), subject to stockholder approval. The Second Amended and Restated Equity Participation Plan (the "Plan"), if approved, will provide for a two million seven hundred seventy thousand (2,770,000) increase in the number of shares authorized for issuance thereunder. We arrived at the number of shares to propose adding to the Original Plan after consideration of the historic and current rates of share awards, the limited number of shares remaining to be awarded, and advice from an independent proxy advisor, among other factors.

We are submitting the Plan to our stockholders for approval. If the Plan, as amended and restated, is approved, it will be effective as of May 13, 2025, the date of the Annual Meeting, and we will file a registration statement on Form S-8 to register the newly approved shares of the Plan.

The table below summarizes, as of February 28, 2025, the number of: outstanding full-value awards; available shares for grant under the Original Plan; and the Company's common shares outstanding.

	As of February 28, 2025
Total outstanding options[1]	—
Total outstanding full-value awards	3,001,024
Available shares from the Original Plan	212,406
Common shares outstanding	62,705,873

[1]   As of February 28, 2025, all outstanding stock options expired.

The Company recognizes that, as commonly calculated, the total potential dilution or "overhang" from the adoption of the Plan would be 9.5% as of February 28, 2025.

The Original Plan is our only equity compensation plan. It plays an important role in our efforts to attract and retain employees and directors of outstanding ability on a basis competitive with market practices, and to align the interests of employees and directors with those of stockholders through an increased equity stake in the Company. The Board of Directors believes the Plan is necessary in order to continue to attract and retain high caliber individuals to serve as officers, directors and employees of the Company.

If the Plan is not approved, the Original Plan will continue to be effective, and there will be no impact on the rights of existing award holders under the Original Plan. However, if this Proposal is not approved by the Company's stockholders, we do not expect to be able to issue any meaningful equity-based compensation awards pursuant to the Plan to eligible employees and directors in the future, requiring the Company to reevaluate our compensation programs in general with a much higher percentage of compensation paid in cash.

Vote Required

Approval of the Plan will require the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on the matter.

For purposes of the vote on the Plan, broker non-votes are not counted as votes with respect to the proposal and therefore, will not affect the outcome of the vote on this proposal, and abstentions will have the same effect as a vote against the proposal.

 **The Board of Directors recommends that stockholders vote "FOR" the approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.**

Although this discussion summarizes the principal terms and conditions of the Plan, it does not purport to be complete and is qualified in its entirety by reference to the Plan which is attached as Appendix B to this Proxy Statement.

Purpose

The purpose of the Plan is to provide a means whereby certain employees, directors, and consultants of the Company and its subsidiaries or affiliates may acquire and maintain stock ownership in the Company, thereby strengthening their concern for the financial welfare of the Company and its subsidiaries.

Administration

The Plan is administered by the Compensation Committee or any successor committee appointed by the Board of Directors to administer the Plan. Subject to the express terms of the Plan, the Compensation Committee has the authority to determine which individuals will be granted awards, make awards, set the terms of awards (including price, exercise, vesting and other rights), and upon the occurrence of certain events specified in the Plan, terminate the restrictions imposed on a deferred stock award or restricted stock award, and make adjustments to awards. Further, the Compensation Committee is authorized to interpret the Plan and the agreements entered into under the Plan and adopt such rules and regulations, consistent with the provisions of the Plan, to implement and carry out the Plan. All actions taken and interpretations and determinations made by the Compensation Committee in good faith are conclusive and binding on the Company and all persons having an interest in the Plan or any award issued under it. The Board of Directors may exercise any of the Compensation Committee's rights and duties under the Plan at any time, except with respect to matters governed by the Code or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Compensation Committee.

The Compensation Committee also may, in its sole discretion, delegate to the Chief Executive Officer (a) the right to grant awards under the Plan to any person who is not subject to Section 16 of the Exchange Act and (b) all general administrative authority and powers described in the Plan, subject to conditions and restrictions that the Compensation Committee determines.

Eligibility

Awards may be granted to any individuals who, at the time of the grant, are officers or other employees of, directors of or consultants to the Company or its subsidiaries or affiliates ("Eligible Individuals"). Eligibility to participate is determined by the Compensation Committee in its sole discretion. As of February 28, 2025, we expect that approximately 300 employees, directors and consultants will be eligible to receive awards under the Plan.

Shares Subject to the Plan

Subject to stockholder approval of the Plan, ten million six hundred seventeen thousand six hundred sixteen (10,617,616) shares of common stock will be authorized for issuance under the Plan. This number of shares consists of (i) two million seven hundred seventy thousand (2,770,000) newly reserved shares in connection with the second amendment and restatement of the Plan and (ii) seven million eight hundred forty-seven thousand six hundred sixteen (7,847,616) previously reserved shares originally reserved for issuance pursuant to the prior plans of the Company and which will continue to be available for issuance pursuant to this Plan.

The number of shares subject to awards under the Plan is subject to adjustment by the Compensation Committee in the event of changes in the outstanding common stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges and certain other changes in capitalization. If any restricted stock, performance award, dividend equivalent, award of deferred stock or stock payment or other right to acquire shares of common stock issued under any other award under the Plan, expires or is forfeited and canceled without having been fully vested, the shares subject to such restricted stock, performance award, dividend equivalent, award of deferred stock or stock payment or other right but as to which such restricted stock performance award, dividend equivalent, award of deferred stock or stock payment or other right was not vested prior to its expiration or cancellation will again be available for the grant of an award under the Plan. Notwithstanding the foregoing, shares of Common Stock subject to an award under this Plan shall not again be made available for issuance as awards under this Plan if such shares are (a) tendered in payment for an award, (b) delivered or withheld for payment of taxes, or (c) not issued or delivered as a result of a net settlement process. As of February 28, 2025, the price per share of the Company's common stock was $5.44 and two hundred twelve thousand four hundred six (212,406) shares remained available for award. The shares issued pursuant to awards under the Plan may be previously authorized but unissued shares or treasury shares.

Awards

Under the terms of the Plan, the Compensation Committee, and the Chief Executive Officer, as delegated by the Compensation Committee in its sole discretion, may grant options, restricted stock awards, deferred stock awards, performance awards, dividend equivalents or stock payments. Options may consist of either "incentive stock options," as defined in Section 422 of the Code, or nonqualified stock options. The maximum number of shares of common stock that may be subject to options, restricted stock or deferred stock granted to any one individual in any calendar year may not exceed 600,000 shares of common stock (subject to certain adjustment for mergers, recapitalizations, stock splits and other changes in the common stock). The maximum value of performance awards granted under the Plan to any individual in any calendar year may not exceed $4,000,000. In addition, all Options, Restricted Stock, stock-based Performance Awards, full value Stock Payments and Deferred Stock awards will be subject to a minimum one year vesting period if vesting is designed to be performance-based, and a minimum three year vesting schedule (with 1/3 installment vesting) if the award is designed to be time-based, provided that the Compensation Committee could design awards with shorter vesting periods with respect to no more than 5% of the shares cumulatively authorized under the Plan.

Options. Options are evidenced by option agreements, which provide the terms and conditions upon which options are granted and may be exercised. The Compensation Committee sets the term of each option at the time of the grant and includes other provisions in the option agreement which it approves and which are not inconsistent with the provisions of the Plan. An option may be exercisable in whole or in installments, as determined by the Compensation Committee. The term of an option is set by the Compensation Committee in its discretion; however, the term of incentive stock options cannot exceed 10 years from the date the incentive stock option is granted. At any time after the grant of any option, the Compensation Committee may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an option vests. Options granted may include provisions governing the exercise of options subsequent to termination of employment, directorship or consultancy, in the Compensation Committee's discretion.

The Compensation Committee determines the price at which a share of common stock may be purchased upon exercise of an option, but such price may not be less than the fair market value of a share of common stock on the date the option is granted. The option price is subject to certain adjustment for mergers, recapitalizations, stock splits and other changes in the common stock. Upon exercise, the purchase price for the option or the portion thereof being exercised must be paid in full in the manner prescribed by the Compensation Committee. An option agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of common stock, or the surrender of shares of common stock then issuable on the exercise of the option (plus cash if necessary), having a fair market value equal to the option price. The option agreement may also provide for payment in whole or in part through the delivery of any property that constitutes good and valuable consideration, or allow payment through a cashless-broker procedure

approved by the Company. The option agreement may also allow payment through any combination of the consideration provided above.

The Compensation Committee may set forth in each option agreement such restrictions on the ownership and transferability of shares purchased pursuant to options as it deems appropriate. These restrictions may impose on the optionee a duty to notify the Company of the disposition of shares of common stock acquired pursuant to incentive stock options within certain time frames specified in the Plan. The Committee may not however without stockholder approval amend an outstanding agreement to lower the price of an underwater option or cancel an outstanding underwater option in exchange for cash, another award, or an option having a lower price. The optionee shall not be entitled to the rights or privileges of a stockholder with respect to any shares purchasable upon exercise of an option unless and until certificates for such shares are issued to the optionee by the Company.

Incentive stock options may only be granted to individuals who are employees of the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) of the Company at the time the option is granted. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock option is granted) of common stock with respect to which incentive stock options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such incentive stock options shall be treated as nonqualified stock options. An incentive stock option may not be granted to an individual if, at the time the option is granted, the individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company and any subsidiary, within the meaning of Section 422(b)(6) of the Code, unless the option price is at least 110% of the fair market value of the common stock subject to the option and such option is not exercisable after the expiration of five years form the date of grant. Any option granted as an incentive stock option under the Plan may be modified by the Compensation Committee to disqualify such option from treatment as an "incentive stock option" under Section 422 of the Code.

Restricted Stock Awards. Under the Plan, the Company may grant Eligible Individuals awards of restricted stock consisting of shares of common stock that are issued but subject to such restrictions as the Compensation Committee may provide, including, without limitation, restrictions concerning voting rights and transferability and forfeiture restrictions based on duration of employment with the Company, and Company and individual performance. The Compensation Committee determines the other terms and conditions that will apply to any restricted stock award, which may include the achievement of Performance Objectives (as described below). The terms, conditions, and restrictions applicable to a restricted stock award will be set forth in a restricted stock award agreement and, subject to the provisions of the Plan, are determined by the Compensation Committee in its absolute discretion. After the restricted stock is issued, the Compensation Committee may, on such terms and conditions as it deems appropriate, remove any or all of such restrictions.

Unless otherwise provided by the Compensation Committee, holders of common stock subject to a restricted stock award have the right to receive dividends and other distributions paid with respect to such stock (however, the Committee has discretion to subject receipt of an extraordinary distribution to restrictions), to vote the stock, and to exercise all other rights of a stockholder with respect thereto, except that shares of restricted stock may not be sold, transferred, pledged or otherwise assigned until all restrictions are terminated or expire. Further, any shares of common stock issued as a distribution on shares of restricted stock shall be subject to the terms set forth in the restricted stock agreement.

Stock certificates reflecting shares of restricted stock cannot be delivered until the applicable restrictions have expired or been removed.

Performance Awards. The Company may grant performance awards to Eligible Individuals selected by the Compensation Committee. The value of such performance awards may be linked to the achievement of such specific Performance Objectives (as described below) determined to be appropriate by the Compensation Committee over any

period or periods determined by the Compensation Committee. In making such determinations, the Compensation Committee will consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular employee, director or consultant. The maximum value of performance awards granted under the Plan to any individual in any calendar year will not exceed $4,000,000.

Dividend Equivalents. The Company may grant dividend equivalents to any Eligible Individuals selected by the Compensation Committee based on the dividends declared on the common stock, to be credited as of dividend payment dates, during the period between the date a deferred stock award or performance award is granted, and the date such deferred stock award or performance award vests or expires, as determined by the Compensation Committee. Dividend equivalents shall not be permitted on options or any other types of awards granted under the Plan. Dividend equivalents shall be converted to cash or additional shares of common stock by such formula and at such time and subject to such limitations as may be determined by the Compensation Committee. Dividend equivalents shall not be paid out prior to the time the underlying deferred stock or performance award vests.

Stock Payments. The Company may make stock payments to any Eligible Individuals selected by the Compensation Committee in the manner determined from time to time by the Compensation Committee. The number of shares shall be determined by the Compensation Committee and may be based upon the fair market value, book value, net profits or other measure of the value of common stock or other specific performance criteria determined appropriate by the Compensation Committee, determined on the date such stock payment is made or on any date thereafter.

Deferred Stock Award. The Company may grant a deferred stock award to any Eligible Individuals selected by the Compensation Committee in the manner determined from time to time by the Compensation Committee. The number of shares of deferred stock shall be determined by the Compensation Committee and may be linked to the achievement of such specific performance objectives determined to be appropriate by the Compensation Committee over any period or periods determined by the Compensation Committee. Common stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or Performance Objectives (as described below) set by the Compensation Committee, as the case may be. Unless otherwise provided by the Compensation Committee, a recipient of deferred stock shall have no rights as a Company stockholder with respect to such deferred stock until such time as the award has vested and the common stock underlying the award has been issued.

Each performance award and deferred stock award, and/or stock payment will be evidenced by an agreement setting forth the terms and conditions that apply to such award. Such awards are payable only while the recipient is an Eligible Individual. However, the Compensation Committee may determine that any such award may be paid subsequent to termination without cause, or following a change in control of the Company, or because of the recipient's retirement, death or disability, or otherwise. Payment of dividend equivalents or stock payments may be made in cash, common stock or a combination of both so long as any payment in common stock is made in accordance with the Plan's general requirements relating to issuance of shares of common stock pursuant to the exercise of options.

Performance Objectives

Specifically, but not by way of limitation, awards under the Plan, other than stock options, may be linked to the achievement of objectives (the "Performance Objectives"), if any, established by the Compensation Committee, which may be described in terms of Company-wide objectives, in terms of objectives that are related to performance of a division, subsidiary, department or function within the Company or an affiliate in which the grantee receiving the award is employed, or otherwise in individual or other terms, and which will relate to the period of time determined by the Compensation Committee.

The Compensation Committee shall determine, in its discretion at the time of an award, which objectives to use with respect to an award, the weighting of the objectives if more than one is used, and whether the objective is to be measured against a Company-established budget or target, an index, a peer group of companies or other standards. A Performance Objective need not be based on an increase or a positive result and may include, for example, maintaining the status quo or limiting economic losses.

Transfer Provisions

Awards under the Plan may not be sold, pledged, assigned or transferred in any manner other than by will, the laws of descent and distribution or pursuant to a qualified domestic relations order ("QDRO") until such awards have been exercised or the underlying shares have been issued and all restrictions have lapsed. An Eligible Individual may however, with Committee consent, transfer a non-qualified option to family members subject to any restrictions or limitations as determined by the Committee in its discretion. Only an optionee or grantee may exercise an option, right or award during his lifetime unless disposed of pursuant to a QDRO. After death, any exercisable portion of an award or right may be exercised by the optionee's or grantee's personal representative or the person empowered under the optionee's or grantee's will or under applicable descent and distribution laws.

Adjustments on Changes in Capitalization, Merger or Sale of Assets

If the Company pays a stock dividend or other distribution on common stock, or if the Company recapitalizes, reclassifies its capital stock, effects a stock split, merger, consolidation or otherwise changes its capital structure or if the Company sells, transfers, exchanges or otherwise disposes of all or substantially all of the assets of the Company or engages in any similar corporate transaction or event (a "Corporate Transaction"), the Compensation

Committee has discretion to take any or all of the following actions, if it determines that such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan or with respect to an award previously made under the Plan: (a) adjust the number and kind of shares of common stock (or other securities or property) with respect to which awards may be made under the Plan, adjust the limits on the number of shares of common stock issuable under the Plan, and/or adjust the award limits applicable to grants of awards to individuals; (b) adjust the number and kind of shares of common stock subject to outstanding awards, and/or; (c) adjust the grant or exercise price with respect to any option, performance award, dividend equivalent or stock payment.

If any Corporate Transaction results in shares of common stock being exchanged for or converted into cash, securities (including securities of another corporation) or other property, the Compensation Committee may terminate the Plan as of the date of such transaction and all individuals with awards under the Plan will have the right to receive such cash, securities or other property, net of any exercise price.

In the event of any Corporate Transaction or any unusual or nonrecurring transactions or events affecting the Company, any of its affiliates, or the financial statements of the Company or any of its affiliates, or any changes in applicable laws, regulations or accounting principles, the Compensation Committee has discretion to take any or all of the following actions, on terms and conditions it deems appropriate, if it determines that such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan or with respect to an award previously made under the Plan: (i) provide automatically, or on the optionee's or grantee's request, for the purchase of any such award for an amount of cash that could have been attained upon the exercise of such award or realization of the optionee's or grantee's rights thereunder had the award been currently exercisable or payable, or the replacement of the award with other rights or property selected by the Compensation Committee in its discretion; (ii) provide either in the terms of an award or by action taken prior to such transaction or event, that it cannot be exercised after such transaction or event; (iii) provide either in the terms of an award or by action taken prior to such transaction or event, that for a specified period of time prior to such transaction or event, the award will be exercisable as to all shares covered thereby notwithstanding anything to the contrary in the award agreement or the Plan; (iv) provide either in the terms of an award or by action taken prior to such transaction or event, that upon such transaction or event, such award will be assumed by the successor corporation or parent or subsidiary thereof or will be substituted by similar options, rights or awards covering stock of the successor corporation or parent or subsidiary thereof, with appropriate adjustments to the number and kind of shares and prices; (v) adjust the number and type of shares of common stock subject to outstanding awards and the terms and conditions of future awards; (vi) provide either in the terms of an award of restricted stock or deferred stock or by action taken prior to such transaction or event, that for a specified period of time prior to such event, the restrictions imposed on such an award or on some or all shares of restricted stock or deferred stock may be terminated; and (vii) make adjustments to the Performance Objectives of any outstanding award.

Notwithstanding any of the powers described above, except to the extent that an award agreement specifies to the contrary, in the event of a change of control (as defined by the Plan) of the Company, all outstanding awards will automatically become fully vested immediately prior to such change of control (or such earlier time as set by the Compensation Committee), and all restrictions, if any, applicable to such awards will lapse, and all performance criteria, if any, with respect to such awards will be deemed to have been met at their target level.

Amendment and Termination of the Plan

The Board of Directors or the Compensation Committee may amend the Plan at any time, except it may not change any award previously granted under the Plan in a manner that would impair the rights of an optionee or grantee without the optionee's or grantee's consent (unless the award agreement specifies otherwise). Further, the Compensation Committee may not, without approval of the Company's stockholders (but subject to the Compensation Committee's right to make adjustments in the event of changes in the outstanding common stock by reason of stock dividends, stock splits, recapitalizations, reorganizations, mergers, and certain other changes in capitalization), amend the Plan to increase the maximum aggregate number of shares of common stock issuable under the Plan or reduce the exercise price of an option or take action that would otherwise require stockholder approval.

Upon the occurrence of any "equity restructuring" event that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") if adjustments to awards with respect to such event were discretionary, the Compensation Committee will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Compensation Committee will adjust the number and type of shares with respect to which future awards may be granted under the Plan. Upon the occurrence of a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustments to awards were discretionary, the Compensation Committee shall have complete discretion to adjust awards in the manner it deems appropriate.

No awards may be granted after the Plan has terminated or while the Plan is suspended. No incentive stock option may be granted under the Plan after ten years from the date the Plan was approved by the Company's Board of Directors.

Federal Income Tax Consequences

The following is a brief description of the federal income tax consequences generally arising with respect to awards under the Plan and is intended for the information of stockholders to consider with respect to their vote on the Plan and not as tax guidance to participants under the Plan. Participants under the Plan should consult their own tax advisors regarding the specific tax consequences of participation in the Plan, including the application of any state and local tax laws which may differ from federal tax treatment and the effect of other state and local laws, including community property laws.

Nonqualified Stock Options. As a general rule, no federal income tax is imposed on the optionee upon the grant of a nonqualified stock option. Except as described below under the caption "Potential Income Tax Consequences of Section 16(b) Liability," upon the exercise of a nonqualified stock option, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares of common stock at the time of exercise over the option price paid for those shares of common stock. There is no item of tax preference upon such exercise. Upon a subsequent taxable disposition of the shares received upon exercise of a nonqualified stock option, any difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition would be treated as capital gain or loss. The gain or loss will be treated as either short-term or long-term depending on the holding period. The shares must be held for more than twelve months to qualify for long-term capital gain (or loss) treatment. Upon an optionee's exercise of a nonqualified stock option, the Company may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized to the optionee provided the Company timely satisfies any federal income tax reporting requirements.

Incentive Stock Options. No federal income tax is imposed on the optionee upon the grant or exercise of an incentive stock option, except as described below under the caption "Alternative Minimum Tax." If the optionee does not dispose of shares acquired pursuant to the exercise of an incentive stock option within the later of two years after the date the option was granted or within one year after exercise, the difference between the option price and the amount realized on a subsequent taxable disposition of the shares would be treated as capital gain or loss. In this event, the Company would not be entitled to any deduction in connection with the grant or exercise of the option or the disposition of the shares so acquired. If, however, an optionee disposes of shares acquired pursuant to his exercise of an incentive stock option prior to the end of the two-year or one-year holding period noted above, the disposition would be treated as a disqualifying disposition. The optionee would be treated as having received, at the time of disposition, compensation taxable as ordinary income equal to the excess of the fair market value of the shares at the time of exercise (or, in the case of a sale in which a loss would be recognized, the amount realized on such sale) over the option price, and any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as capital gain. In such event, the Company may claim a deduction for compensation paid at the same time and in the same amount as compensation is treated as received by the optionee provided the Company timely satisfies any federal income tax reporting requirements.

Transfer of Options. The Plan allows the Compensation Committee to permit the transfer of Awards in limited circumstances. See "-Transfer Provisions." For income and gift tax purposes, certain transfers of nonqualified stock options generally should be treated as completed gifts, subject to gift taxation. The Internal Revenue Service (the "IRS") has not provided formal guidance on the income tax consequences of a transfer of nonqualified stock options (other than in the context of divorce). However, the IRS has informally indicated that after a transfer of stock options (other than in the context of divorce pursuant to a QDRO), the transferor will recognize income, which will be subject to withholding, and FICA/FUTA taxes will be collectible at the time the transferee exercises the stock options. If a nonqualified stock option is transferred pursuant to a QDRO, the transferee will recognize ordinary income upon exercise by the transferee, which will be subject to withholding, and FICA/FUTA taxes (attributable to and reported with respect to the transferor) will be collectible from the transferee at such time.

In addition, if an Eligible Individual transfers a vested nonqualified stock option to another person and retains no interest in or power over it, the transfer is treated as a completed gift. The amount of the transferor's gift (or generation-skipping transfer, if the gift is to a grandchild or later generation) equals the value of the nonqualified stock option at the time of the gift. The value of the nonqualified stock option may be affected by several factors, including the difference between the exercise price and the fair market value of the stock, the potential for future appreciation or depreciation of the stock, the time period of the nonqualified stock option and the illiquidity of the nonqualified stock option. The transferor will be subject to a federal gift tax, which will be limited by (i) the annual exclusion of $19,000 per donee (for 2025, subject to adjustment in future years), (ii) the transferor's lifetime unified credit, or (iii) the marital or charitable deductions. The gifted nonqualified stock option will not be included in the Eligible Individual's gross estate for purposes of the federal estate tax or the generation-skipping transfer tax.

This favorable tax treatment for vested nonqualified stock options has not been extended to unvested nonqualified stock options. Whether such consequences apply to unvested nonqualified stock options is uncertain and the gift tax implications of such a transfer is a risk the transferor will bear upon such a disposition.

Alternative Minimum Tax. The excess of the fair market value of a share of common stock acquired upon the exercise of an incentive stock option over the option price paid for those shares of common stock must be included in the optionee's alternative minimum taxable income for the year in which the exercise occurs. If, however, the optionee exercises the incentive stock option and disposes of the shares of common stock acquired upon that exercise in the same taxable year and the amount realized is less than the fair market value of the shares on the exercise date, the amount included in the optionee's alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the common stock.

Payment of Option Price in Stock. In the case of a nonqualified stock option, if the option price is paid by the delivery of shares of common stock previously acquired by the optionee having a fair market value equal to the option price ("Previously Acquired Stock"), gain or loss would not be recognized on the exchange of the Previously Acquired Stock for a like number of shares pursuant to the exercise of the option. The optionee's basis and holding period in the number of shares of common stock received equal to the Previously Acquired Stock would be the same as his basis and holding period in the Previously Acquired Stock.

The optionee would, however, be treated as receiving compensation taxable as ordinary income equal to the fair market value on the date of exercise of the shares of common stock received in excess of the number of shares of Previously Acquired Stock, and the optionee's basis in such excess shares would be equal to their fair market value at the time of exercise, and his holding period would begin on the date of exercise except as described below under the caption "Potential Income Tax Consequences of Section 16(b) Liability."

In the case of an incentive stock option, the federal income tax consequences to the optionee of the payment of the option price with Previously Acquired Stock will depend on the nature of the Previously Acquired Stock. If the Previously Acquired Stock was acquired through the exercise of an incentive stock option or an option granted under a qualified employee stock purchase plan (a "Statutory Option") and if the Previously Acquired Stock is being transferred prior to the expiration of the applicable minimum statutory holding period, the transfer would be treated as a disqualifying disposition of the Previously Acquired Stock. If the Previously Acquired Stock was acquired other than pursuant to the exercise of a Statutory Option, or was acquired pursuant to the exercise of a Statutory Option but has been held for the applicable minimum statutory holding period, no gain or loss would be recognized on the exchange. In either case, (i) the optionee's basis and holding period in the number of shares received equal to the number of shares of Previously Acquired Stock exchanged is the same as his basis and holding period in the Previously Acquired Stock, with such basis increased by any income recognized upon the disqualifying disposition of the Previously Acquired Stock, (ii) the optionee's basis in the shares received in excess of the number of Previously Acquired Stock is zero and his holding period begins on the date of exercise, and (iii) the other incentive stock option rules would apply.

Payment of Withholding in Stock. In the case of a nonqualified stock option, if the federal or state income tax withholding required with respect to the exercise of an option is paid by the surrender of shares of Previously Acquired Stock having a fair market value equal to the amount of such withholding, any difference between the fair market value of the Previously Acquired Stock at the time of surrender and the adjusted basis of the Previously Acquired Stock would generally be treated as a capital gain or loss. If the Previously Acquired Stock was acquired through the exercise of a Statutory Option and if the Previously Acquired Stock is being surrendered prior to the expiration of the applicable minimum statutory holding period, the surrender would be treated as a disqualifying disposition of the Previously Acquired Stock. If the federal or state income tax withholding required with respect to the exercise of a nonqualified stock option is paid instead by withholding from the total number of shares of common stock exercised a number of shares of common stock having a fair market value equal to the amount of such withholding, although there is no clear authority at this time, it is likely that the optionee would be treated as having fully exercised the option with the same tax treatment as described above with respect to the exercise of an option for cash and having subsequently sold the withheld shares to the Company with no gain or loss recognized on such sale.

Potential Income Tax Consequences of Section 16(b) Liability. If shares of common stock are received upon the exercise of a nonqualified stock option by an optionee who is subject to liability under Section 16(b) of the 1934 Act, recognition of the compensation attributable to such exercise may under certain circumstances be postponed so long as a sale at a profit of the shares so acquired could subject the optionee to suit under Section 16(b) of the 1934 Act, but not for more than six months. One effect of any postponement would be to measure the amount of compensation taxable to the optionee as ordinary income by reference to the fair market value of such shares at the time such liability to suit under Section 16(b) of the 1934 Act no longer exists (rather than at the earlier date of exercise of the option). Similarly, the fair market value of the shares at that time would become the optionee's basis in the shares for purposes of computing gain or loss upon a subsequent disposition, and the optionee's holding period for the shares would date from that time. An optionee may, however, elect with respect to such shares, pursuant to Section 83(b) of the Code, to recognize the compensation attributable to such exercise at the time of such exercise, in which case his tax treatment would be as described above under the caption "Nonqualified Stock Options." Such election must be made not later than 30 days after the date such shares are transferred to the optionee and is irrevocable.

Restricted Stock Awards. A grantee of a restricted stock award who does not elect to be taxed at the time of the grant will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction until the termination of the forfeiture restrictions with respect to the restricted stock. Upon termination of the forfeiture restrictions, the grantee will recognize ordinary income in an amount equal to the fair market value of the shares at such time, and the Company, subject to Section 162(m) of the Code, will be entitled to a corresponding deduction, provided the Company timely satisfies any federal income tax reporting requirements. Dividends and distributions (or the cash equivalent thereof) with respect to a grant of restricted stock paid to the grantee before the termination of the forfeiture restrictions will also be compensation income to the grantee when paid and, subject to Section 162(m) of the Code, deductible as such by the Company, provided, if paid in the form of Company Stock, the Company timely satisfies any federal income tax reporting requirements. The grantee of a restricted stock award may elect under Section 83(b) of the Code to be taxed at the time of grant of the restricted stock award on the market value of the shares of common stock, in which case the Company will be entitled to a deduction at the same time and in the same amount, provided the Company timely satisfies any federal income tax reporting requirements, and there will be no further federal income tax consequences with respect to the grant of the restricted stock when the forfeiture restrictions terminate and any gain or loss upon subsequent disposition of the common

stock will be capital gain or loss. All dividends or distributions with respect to restricted stock for which such an election has been made and which are paid to the grantee before the termination of the forfeiture restrictions will be taxable as dividend income to the grantee when paid and not deductible by the Company. Upon making this election, these tax consequences are irreversible. Thus, if a

forfeiture subsequently occurs, the grantee is not entitled to a deduction as a consequence of the forfeiture and the Company must include as ordinary income the amount it previously deducted in the year of the grant with respect to such shares.

Performance Awards. Grantees receiving performance awards do not realize taxable income at the time of the grant or during the performance period. A performance award, whether paid in cash or common stock, will constitute ordinary income during the year of payment. Such taxable income will be based on the fair market value of the common stock at the payment date. The Company is not entitled to a deduction at the time of grant. When the award is paid, subject to Section 162(m) of the Code, the Company is entitled to a compensation deduction, provided, with respect to an award paid in common stock, the Company timely satisfies any federal income tax reporting requirements.

Dividend Equivalents. A dividend equivalent paid with respect to deferred stock or performance award will be taxed to the grantee as compensation income and, subject to Section 162(m) of the Code, deductible as such by the Company.

Stock Payments. If a stock payment is made, the grantee will realize ordinary income during the year of payment. Such taxable income will be based on the fair market value of the stock payment at the payment date. When the stock payment is made, subject to Section 162(m) of the Code, the Company is also entitled to a compensation deduction, provided the Company timely satisfies any federal income tax reporting requirements.

Deferred Stock Award. The tax treatment will be as described above for "Stock Payments" applicable to the year in which the deferred stock award vests and the common stock underlying the award is issued.

Section 162(m) of the Code. Section 162(m) of the Code precludes the Company, as a public corporation, from taking a deduction for compensation in excess of $1 million paid in a taxable year to its chief executive officer, its chief financial officer and its three other highest paid officers. Compensation expense deductions relating to grants and awards under the Plan to such covered employees will be subject to the Section 162(m) deduction limitation.

Parachute Payment Sanctions. Certain provisions in the Plan or that may be included in an agreement with respect to an award under the Plan may give an employee special protections or payments that are contingent on a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the Company's assets. To the extent triggered by the occurrence of any such event, these special protections or payments may constitute "parachute payments" which, when aggregated with other parachute payments received by the employee, may result in the employee's receiving "excess parachute payments," as defined by the Code (a portion of which would be allocated to those protections or payments derived from the Plan). The Company would not be allowed a deduction for any of these excess parachute payments, and the employee would be subject to a nondeductible 20% excise tax in addition to income tax otherwise owed with respect to these payments. The Company has entered into agreements (See "Executive Agreements" above) with certain of its executives that provide that if any such executive becomes subject to these additional taxes, then the Company will pay the executive an additional amount equal to the amount the executive would have received absent the 20% excise tax.

Section 409A of the Code. Section 409A of the Code applies requirements to certain types of nonqualified deferred compensation arrangements. While the requirements should not apply to stock options or restricted stock awards under the Plan, they may apply to other awards under the Plan depending upon how such other awards are

structured. Failure to comply with the technical requirements of Section 409A of the Code where applicable will result in affected grantees being assessed an additional 20% tax on deferred compensation when recognized as income for tax purposes, potential acceleration of such income recognition and additional interest. The Company currently intends to structure such other awards to avoid application of Section 409A of the Code, although it is not required to do so. The Company may reform an award or delay payment of an award to avoid imposition of the additional tax.

Grants to Certain Persons

The awards, if any, that will be made to Eligible Individuals under the Plan are subject to the discretion of the Compensation Committee, and thus the Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to its

executive officers, employees, directors and consultants under the Plan. Therefore, the New Plan Benefits Table is not provided. The Company did not grant stock options pursuant to the Original Plan and there are no current plans to grant stock options pursuant to the Plan.

Security Ownership

The following table sets forth, as of March 19, 2025 (except as otherwise indicated), information regarding common stock beneficially owned by:

- each person we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;
- each of our Named Executive Officers;
- each of our directors, including nominees; and
- all current directors and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

NAME AND ADDRESS OF BENEFICIAL OWNERS[1]	BENEFICIAL OWNERSHIP	
	SHARES	PERCENTAGE[2]
BlackRock, Inc.[3]	7,051,342	11.4%
50 Hudson Yards New York, NY 10001		
The Vanguard Group[4]	3,638,246	5.9%
100 Vanguard Blvd Malvern, PA 19355		
Cindy B. Taylor[5]	2,121,391	3.4%
Lloyd A. Hajdik[5]	632,268	1.0%
Philip S. Moses[5]	681,922	1.1%
Brian E. Taylor[5]	197,270	*
Denise Castillo-Rhodes	92,765	*
Lawrence R. Dickerson[6]	53,231	*
Darrell E. Hollek	115,399	*
Robert L. Potter[6]	92,954	*
Hallie A. Vanderhider	112,921	*
E. Joseph Wright	115,359	*
All directors and executive officers as a group (10 persons)[5]	4,215,480	6.8%

* Less than one percent.

[1] Unless otherwise indicated, the address of each beneficial owner is c/o Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002.

[2] Based on total shares outstanding of 62,017,356 as of March 19, 2025.

[3] Based on a Schedule 13G-A (Amendment No. 4) filed on April 4, 2024 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by BlackRock, Inc. ("BlackRock") and certain of its affiliates. BlackRock may be deemed to have sole voting power with respect to 6,660,852 shares and sole dispositive power with respect to 7,051,342 shares. BlackRock has no shared voting or dispositive power with respect to any of the shares shown.

[4] Based on a Schedule 13G-A (Amendment No. 13) filed on November 12, 2024 with the SEC pursuant to the Exchange Act, the shares reported represent the aggregated beneficial ownership by The Vanguard Group ("Vanguard"). Vanguard may be deemed to have no sole voting power and sole dispositive power with respect to 3,500,801 shares. Vanguard has shared voting power with respect to 113,539 shares and shared dispositive power with respect to 137,445 shares.

[5] Includes time-based restricted stock currently unvested and outstanding, regardless of whether such shares may be acquired within 60 days, as follows: Ms. C. Taylor—560,534; Mr. Hajdik—207,561; Mr. Moses—207,561; Mr. B. Taylor—113,595; and all directors and executive officers combined—1,222,287. Does not include performance share units.

[6] Does not include deferred stock unit awards. (*For Dickerson and Potter)

Information About the Meeting and Voting

Solicitation

The following information is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Oil States International, Inc., a Delaware corporation, regarding matters to be voted on at the Annual Meeting of the Company, which will be held virtually at www.meetnow.global/M6ACFFF on the 13th day of May, 2025, at 9:00 a.m. central daylight time, for the following purposes:

(1) To elect the three (3) Class III members of the Board of Directors named in the Proxy Statement to serve until the 2028 Annual Meeting of Stockholders;

(2) To conduct an advisory vote to approve executive compensation;

(3) To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;

(4) To approve the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

If you are a stockholder of record, you may revoke your proxy at any time before it is exercised by: (1) sending a written statement revoking your proxy to William E. Maxwell, Corporate Secretary, Oil States International, Inc., Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002; (2) timely submitting a properly signed proxy with new voting instructions with a later date; or (3) voting virtually at the Annual Meeting. If your shares are held in street name and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, banker or nominee in accordance with the entity's procedures. If you return your signed proxy to us before the Annual Meeting, we will vote your shares as you direct.

If you do not specify on your signed proxy card how you want to vote your shares, we will vote them "FOR" the election of the nominees for director as set forth under "Item 1: Election of Directors" on page 12; "FOR" the approval of executive compensation set forth under "Item 2: Advisory Vote on Executive Compensation" on page 31; "FOR" the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm as set forth under "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" on page 64; and "FOR" the approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. as set forth under "Item 4: Approval of Amended and Restated Equity Participation Plan of Oil States International, Inc." on page 67. If any other business is brought before the meeting, any unspecified proxies will be voted in accordance with the judgment of the persons voting those shares.

The cost of soliciting proxies will be paid by the Company. In addition to the use of the mail, proxies may be solicited by the directors, officers and employees of the Company without additional compensation, by personal interview, telephone, telegram, or other means of electronic communication. Arrangements also may be made with brokerage firms and other custodians, dealers, banks and trustees, or their nominees who hold the voting securities of record, for sending proxy materials to beneficial owners. Upon request, the Company will reimburse the brokers, custodians, dealers, banks, or their nominees for their reasonable out-of-pocket expenses. In addition, the Company has retained Morrow Sodali, LLC to assist in the solicitation of proxies for which the Company will pay an estimated fee of $12,500. Computershare, the Company's transfer agent, will serve as the inspector of election for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting To Be Held on May 13, 2025

Pursuant to the "notice and access" rules adopted by the SEC we have elected to provide stockholders access to our proxy materials over the internet. The approximate date on which this Proxy Statement, accompanying Notice of 2025 Annual Meeting of Stockholders (the "Notice") and proxy card, and the Company's 2024 Annual Report on Form 10-K are first being made available to stockholders at www.investorvote.com/OIS is April 1, 2025. The Notice will be sent to all of our stockholders as of the close of business on March 19, 2025 (the "Record Date"). The Notice includes instructions on how to access our proxy materials over the internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save the Company the cost of

printing and mailing documents to you and will reduce the impact of the Company's Annual Meetings of Stockholders on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

The Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 21, 2025 is available to all stockholders entitled to vote at the Annual Meeting at www.investorvote.com/OIS but does not constitute a part of the proxy soliciting material.

This Proxy Statement and the form of proxy are first being made available to stockholders beginning April 1, 2025 at www.investorvote.com/OIS.



Quorum and Voting Rights

Oil States International, Inc. has one outstanding class of security that entitle holders to vote at meetings of the Company's stockholders, its common stock, par value $.01 per share. Each share of common stock outstanding on the record date is entitled to one vote. Stockholders may not cumulate their votes. There are no matters that require a supermajority vote under our certificate of incorporation. Our bylaws permit amendment by a majority vote of stockholders.

The record date for the stockholders entitled to notice of and to vote at the Annual Meeting was the close of business on March 19, 2025. At the record date, 62,017,356 shares of common stock were outstanding and entitled to be voted at the Annual Meeting.

The presence, in person or by proxy, of the holders of a majority of the voting power of all outstanding shares of the Company entitled to vote generally in the election of directors as of the record date is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present, the chair of the meeting or the majority of the shares so represented at the Annual Meeting have the power to adjourn the Annual Meeting from time to time, without notice other than as required by law or our bylaws. At any adjourned Annual Meeting of Stockholders at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting of Stockholders as originally notified.

Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy cast at the Annual Meeting and entitled to vote on the election of directors. A ballot for a nominee that is marked "withheld" will not be counted as vote cast. However, in accordance with the Company's Corporate Governance Guidelines, which were last amended on May 7, 2024, any director who receives a greater number of votes "withheld" form his or her election than votes "for" in an uncontested election is required to promptly tender his or her resignation for consideration by the Nominating, Governance and Sustainability Committee following certification of the stockholders vote. The Nominating, Governance and Sustainability Committee shall promptly consider the resignation offer and make a recommendation to the Board of Directors as to whether the resignation should be accepted. The Board of Directors will render its decision on the tendered resignation with the affected director abstaining. Approval of the advisory vote on executive compensation, ratification of the selection of the Company's independent registered public accounting firm and approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. each requires the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. An automated system that the Company's transfer agent administers will tabulate the votes. Brokers who hold shares in street name for customers are required to vote shares in accordance with instructions received from the beneficial owners.

Under the applicable rules of the NYSE, brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a "broker non-vote") on non-discretionary items absent instructions from the beneficial owner. If you hold your shares in street name and you do not give voting instructions to your broker, pursuant to NYSE Rule 452, your broker will not be permitted to vote your shares with respect to "Item 1: Election of Directors", "Item 2: Advisory Vote on Executive Compensation" and "Item 4: Approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc." and your shares will be considered "broker non-votes" with respect to these proposals. If you are a street name stockholder, and you do not give voting instructions, your broker will nevertheless be entitled to vote your shares with respect to "Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the discretion of the broker. Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting. Abstentions and broker non-votes will count in determining whether a quorum is present at the Annual Meeting. Broker non-votes will not have any effect on the outcome of voting on director elections. For purposes of voting on the ratification of the selection of the Company's independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal. For purposes of the advisory vote on executive compensation and the approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc., broker non-votes are not counted as votes with respect to the proposal and therefore will not affect the outcome of the vote on the proposals, and abstentions are treated as a vote cast and will have the same effect as a vote against the proposals.

A proxy in the accompanying form that is properly signed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. Any properly executed proxy on which no contrary instructions have been indicated about a proposal will be voted as follows with respect to the proposal: FOR the election of the persons named in this Proxy Statement as the Board of Directors' nominees for election to the Board of Directors; FOR the approval of the advisory vote on executive compensation; FOR the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm; FOR the approval of the Second Amended and Restated Equity Participation Plan of Oil States International, Inc.; and in accordance with the discretion of the holders of the proxy with respect to any other business that properly comes before the stockholders at the Annual Meeting. The Board of Directors knows of no matters, other than those previously stated, to be presented for consideration at the Annual Meeting. The persons named in the accompanying Proxy Statement may also, in their discretion, vote the proxy to adjourn the Annual Meeting from time to time.

Stockholders Sharing the Same Address

The Company is sending only one copy of its Proxy Statement to stockholders who share the same address, unless they have notified the Company that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you received householded mailing this year and you would like to have additional copies of the Company's Proxy Statement mailed to you, or you would like to opt out of this practice for future mailings, please submit your request to the Secretary of the Company either orally to (713) 470-4863 or in writing to Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002. You may also contact the Company if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

Stockholder Proposals and Director Nominations

Stockholders interested in submitting a proposal for inclusion in our proxy materials and for presentation at the 2026 Annual Meeting of Stockholders must follow the procedures set forth in Rule 14a-8 under the Exchange Act, and any such proposal must be received by our Secretary no later than the close of business on December 2, 2025.

As more specifically provided for in our bylaws, in order for a nomination of persons for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) to be properly brought before our Annual Meeting of Stockholders, it must be either specified in our notice of the meeting or otherwise brought before the meeting by or at the direction of our Board of Directors or by a stockholder of record at the time the notice was provided, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our bylaws. A stockholder making a nomination for election to our Board of Directors or a proposal of business (other than pursuant to Rule 14a-8) for the 2026 Annual Meeting of Stockholders must deliver proper notice to our Secretary at least 120 days prior to the first anniversary date of the 2025 Annual Meeting of Stockholders. In other words, for a stockholder nomination for election to our Board or a proposal of business (other than pursuant to Rule 14a-8) to be considered at the 2026 Annual Meeting of Stockholders, it should be properly delivered to our Secretary no later than January 13, 2026 (provided, however, that in the event that the date of the 2026 Annual Meeting of Stockholders is more than 30 calendar days before or more than 30 calendar days after May 13, 2026, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (A) the 120th calendar day prior to the 2026 Annual Meeting of Stockholders or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us).

In addition to satisfying the requirements of our bylaws, a stockholder who intends to solicit proxies in support of any director nominees other than the Company's nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act at the time such stockholder complies with the earlier deadlines under the notice procedures of our bylaws. Thus, if a stockholder intends to solicit support of any director nominees submitted under the advance notice provisions of our bylaws for the 2026 Annual Meeting of Stockholders, then such stockholder must also provide proper written notice that sets forth all the information required by Rule 14a-19 to our Secretary at our principal executive offices no later than January 13, 2026. However, if the date of the 2026 Annual Meeting of Stockholders is more than 30 days before or after May 13, 2026, then such written notice must be delivered not later than the close of business on the later of (A) the 120th calendar day prior to the 2026 Annual Meeting of Stockholders or (B) the 10th calendar day following the calendar day on which public announcement of the date of the meeting is first made by us, unless Rule 14a-19 provides for an earlier date, in which case, such earlier date shall apply.

If we increase the number of directors to be elected at an Annual Meeting of Stockholders, and do not make a public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 120 days prior to the first anniversary of the preceding year's Annual Meeting of Stockholders, a stockholder's notice regarding the nominees for the new positions created by the increase will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to our Secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made. Please see "Committees and Meetings—Nominating, Governance and Sustainability Committee" for information regarding the submission of director nominees by stockholders. No stockholder proposal was received for inclusion in this Proxy Statement.

Appendix A

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL INFORMATION

ADJUSTED EBITDA[1]

(in millions)	YEAR ENDED DECEMBER,	
	2024	2023
Net income (loss)	$ (11)	$ 13
Net interest expense	8	8
Income tax provision	3	3
Depreciation and amortization expense	54	61
Impairment of goodwill	10	—
Impairments of intangible assets	11	—
Impairments of operating lease assets	4	—
Facility consolidation/closure and other charges	14	3
Gains on disposal of property held for sale and extinguishment of convertible senior notes	(16)	—
Adjusted EBITDA	$ 77	$ 88

RATIO OF NET DEBT TO ADJUSTED EBITDA[2]

(in millions)	AS OF DECEMBER 31,	
	2024	2023
Total debt	$ 125	$ 136
Less: cash and cash equivalents	(65)	(47)
Net Debt	$ 60	$ 89
Adjusted EBITDA	$ 77	$ 88
Ratio of Net Debt to Adjusted EBITDA	0.8x	1.0x

Free Cash Flow[3]

(in millions)	YEAR ENDED DECEMBER 31,	
	2024	2023
Net cash flows provided by operating activities	$ 46	$ 57
Less: Capital expenditures	(38)	(31)
Plus: Proceeds from disposition of property and equipment	6	5
Proceeds from disposition of assets held for sale	35	—
Free cash flow	$ 49	$ 31

[1] The term Adjusted EBITDA consists of net income (loss) plus net interest expense, taxes, depreciation and amortization expense, impairments of goodwill, intangible and operating lease assets, and facility consolidation/closure and other charges, less gains on sale of previously idled property and extinguishment of convertible senior notes. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP") and should not be considered in isolation from or as a substitute for net loss or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. Additionally, Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company has included Adjusted EBITDA as a supplemental disclosure because its management believes that Adjusted EBITDA provides useful information regarding its ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing its operating performance with the performance of other companies that have different financing and capital structures or tax rates. The Company uses Adjusted EBITDA to compare and to monitor the performance of the Company and its business segments to other comparable public companies and as a benchmark for the award of incentive compensation under its annual incentive compensation plan. The table above sets forth reconciliations of Adjusted EBITDA to net loss, which is the most directly comparable measure of financial performance calculated under GAAP.

[2] The Company has included Net Debt and the ratio of Net Debt to Adjusted EBITDA as a supplemental disclosure because its management believes that this data provides useful information regarding the level of the Company's indebtedness and its ability to service debt. Net Debt and the ratio of Net Debt to Adjusted EBITDA are not financial measures under GAAP and should not be considered in isolation from or as a substitute for total debt, net loss or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity.

[3] The term free cash flow consists of net cash flows provided by operating activities less capital expenditures plus proceeds from the disposition of property and equipment and assets held for sale. Free cash flow is not a measure of financial performance under GAAP and should not be considered in isolation from or as a substitute for cash flow measures prepared in accordance with GAAP. The table above sets forth reconciliations of free cash flow to net cash flows provided by operating activities, which is the most directly comparable measure of financial performance calculated under GAAP.

Cautionary Language Concerning Forward Looking Statements

This Proxy Statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that do not state historical facts and are, therefore, inherently subject to risks and uncertainties. The forward-looking statements included herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. Such risks and uncertainties include, among others, the level of supply and demand for oil and natural gas, fluctuations in the current and future prices of oil and natural gas, the level of exploration, drilling and completion activity, general global economic conditions, the cyclical nature of the oil and natural gas industry, geopolitical conflicts and tensions, the financial health of our customers, the actions of the Organization of Petroleum Exporting Countries ("OPEC") and other producing nations with respect to crude oil production levels and pricing, supply chain disruptions, the impact of changes in tariffs and duties on imported materials and exported finished goods, the impact of environmental matters, including executive actions and regulatory efforts to adopt environmental or climate change regulations that may result in increased operating costs or reduced oil and natural gas production or demand globally, our ability to access and the cost of capital in the bank and capital markets, our ability to develop new competitive technologies and products, and other factors discussed in the "Business" and "Risk Factors" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2024. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof, and, except as required by law, the Company undertakes no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Appendix B

The Second Amended and Restated Equity Participation Plan of Oil States International, Inc.

Effective May 13, 2025

OIL STATES INTERNATIONAL, INC., a Delaware corporation (the "Company"), hereby adopts the Second Amended and Restated Equity Participation Plan of Oil States International, Inc. (the "Plan"), effective as of May 13, 2025 (the "Effective Date"), for the benefit of its eligible employees, consultants and directors.

The Plan was originally adopted as the 2018 Equity Participation Plan of Oil States International, Inc. (the "2018 Plan"), effective May 8, 2018 (at which time certain shares of Common Stock originally approved for issuance under the 2001 Equity Participation Plan of Oil States International, Inc. (the "2001 Plan") were carried over to the available share pool for the 2018 Plan). The 2018 Plan was thereafter amended and restated to increase the number of shares available for issuance by an additional Four Million Five Hundred Thousand (4,500,000) shares on May 11, 2021 (titled as the Amended and Restated Equity Participation Plan, or the "2021 Plan"). The Plan is now being amended and restated for a second time as of the Effective Date to increase the number of shares available for issuance pursuant to the Plan by an additional two million seven hundred seventy thousand (2,770,000) shares.

The purposes of the Plan are as follows:

(1) To provide an additional incentive for Directors, Employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of Common Stock and/or rights which recognize such growth, development and financial success.

(2) To enable the Company to obtain and retain the services of Directors, Employees and consultants considered essential to the long range success of the Company by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.

ARTICLE I
DEFINITIONS

1.1 *General*. Wherever the following terms are used in this Plan they shall have the meaning specified below, unless the context clearly indicates otherwise.

1.2 *Affiliate*. "Affiliate" shall mean any entity that, directly or through one or more intermediaries, is controlled by the Company or controls the Company as determined by the Committee.

1.3 "*ASC Topic 718*" means the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended or any successor accounting standard.

1.4 *Award Limit*. "Award Limit" shall mean 600,000 shares of Common Stock.

1.5 *Board*. "Board" shall mean the Board of Directors of the Company.

1.6 *Change of Control*. "Change of Control" shall mean any of the following:

(a) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), (other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any affiliate or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), acquires "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if the Company engages in a merger or consolidation in which the Company or surviving entity in such merger or consolidation becomes a subsidiary of another entity, then references to the Company's then outstanding securities shall be deemed to refer to the outstanding securities of such parent entity;

(b)   a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (i) are directors of the Company as of the Effective Date, or (ii) are elected, or nominated for election, to the Board with the affirmative votes of at least two-thirds of the Incumbent Directors at the time of such election or nomination, but Incumbent Director shall not include an individual whose election or nomination occurs as a result of either (1) an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or (2) an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)   the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity (or if the surviving entity is or shall become a subsidiary of another entity, then such parent entity)) more than 50% of the combined voting power of the voting securities of the Company (or such surviving entity or parent entity, as the case may be) outstanding immediately after such merger or consolidation;

(d)   the stockholders of the Company approve a plan of complete liquidation of the Company; or

(e)   the sale or disposition (other than a pledge or similar encumbrance) by the Company of all or substantially all of the assets of the Company other than to a subsidiary or subsidiaries of the Company.

1.7   *Code*. "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.8   *Committee*. "Committee" shall mean the Board or a subcommittee of the Board appointed as provided in Section 8.1.

1.9   *Common Stock*. "Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

1.10   *Company*. "Company" shall mean Oil States International, Inc., a Delaware corporation.

1.11   *Deferred Stock*. "Deferred Stock" shall mean Common Stock awarded under Article VII of this Plan.

1.12   *Director*. "Director" shall mean a member of the Board who is not an Employee.

1.13   *Dividend Equivalent*. "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Article VII of this Plan with respect to Deferred Stock or Performance Awards. Dividend Equivalents shall not be permitted on Options or any other types of Awards granted under this Plan.

1.14   *Effective Date*. "Effective Date" shall mean May 13, 2025.

1.15   *Employee*. "Employee" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or of any Affiliate or Subsidiary.

1.16   *Exchange Act*. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.17   *Fair Market Value*. "Fair Market Value" of a share of Common Stock as of a given date shall mean (i) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any (as reported in any reporting service approved by the Committee), on the trading day previous to such date, or if shares were not traded on the trading day previous to such date, then on the next preceding date on which a trade occurred, or (ii) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, the mean between the closing representative bid and asked prices for the Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system; or (iii) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith. Notwithstanding the foregoing, the Fair Market Value of a share of Common Stock on the date of an initial public offering of Common Stock shall be the offering price under such initial public offering.

1.18   *Grantee*. "Grantee" shall mean an Employee, Director or consultant granted a Performance Award, Dividend Equivalent, or Stock Payment, or an award of Deferred Stock, under this Plan.

1.19   *Non-Qualified Stock Option*. "Non-Qualified Stock Option" shall mean an Option which is not designated as an Incentive Stock Option by the Committee.

1.20   *Option*. "Option" shall mean a stock option granted under Article III of this Plan. An Option granted under this Plan shall, as determined by the Committee, be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Employees, Directors and consultants employed by an Affiliate that is not a Subsidiary shall be Non-Qualified Stock Options.

1.21   *Optionee*. "Optionee" shall mean an Employee, Director or consultant granted an Option under this Plan.



Appendix B: The Second Amended and Restated Equity Participation Plan of Oil States International, Inc.

1.22 *Performance Award*. "Performance Award" shall mean a performance or incentive award, other than an Option, Restricted Stock, Deferred Stock or Stock Payments, that is paid in cash, Common Stock or a combination of both, awarded under Article VII of this Plan.

1.23 *Performance Objectives*. "Performance Objectives" shall mean the objectives, if any, established by the Committee that are to be achieved with respect to an award granted under this Plan, which may be described in terms of Company-wide objectives, in terms of objectives that are related to performance of a division, subsidiary, department or function within the Company or an Affiliate in which the participant receiving the award is employed, or otherwise or in individual or other terms, and which will relate to the period of time determined by the Committee. Which objectives to use with respect to an award, the weighting of the objectives if more than one is used, and whether the objective is to be measured against a Company-established budget or target, an index, a peer group of companies or other standards, shall be determined by the Committee in its discretion. A Performance Objective need not be based on an increase or a positive result and may include, for example, maintaining the status quo or limiting economic losses.

1.24 *Plan*. "Plan" shall mean The Second Amended and Restated Equity Participation Plan of Oil States International, Inc.

1.25 *Prior Plans*. "Prior Plans" shall mean, individually or in the aggregate, the 2001 Plan, the 2018 Plan and the 2021 Plan.

1.26 *QDRO*. "QDRO" shall mean a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

1.27 *Restricted Stock*. "Restricted Stock" shall mean Common Stock awarded under Article VI of this Plan.

1.28 *Restricted Stockholder*. "Restricted Stockholder" shall mean an Employee, Director or consultant granted an award of Restricted Stock under Article VI of this Plan.

1.29 *Rule 16b-3*. "Rule 16b-3" shall mean that certain Rule 16b-3 under the Exchange Act, as such Rule may be amended from time to time.

1.30 *U.S. Securities and Exchange Commission*. "SEC" means the U.S. Securities and Exchange Commission.

1.31 *Stock Payment*. "Stock Payment" shall mean (i) a payment in the form of shares of Common Stock, or (ii) an option or other right to purchase shares of Common Stock, as part of a deferred compensation arrangement, made in lieu of all or any portion of the compensation, including without limitation, salary, bonuses and commissions, that would otherwise become payable to an Employee, Director or consultant in cash, awarded under Article VII of this Plan.

1.32 *Subsidiary*. "Subsidiary" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.


ARTICLE II
SHARES SUBJECT TO PLAN


2.1 *Shares Subject to Plan*.

(a) The shares of stock subject to Options, awards of Restricted Stock, Performance Awards, Dividend Equivalents, awards of Deferred Stock, or Stock Payments shall be Common Stock. The aggregate number of such shares which may be issued upon exercise of such options or rights or upon any such awards under the Plan shall, subject to the requirements of Section 9.4, not exceed ten million six hundred seventeen thousand six hundred sixteen (10,617,616). This number of shares of Common Stock consists of the following (i) two million seven hundred seventy thousand (2,770,000) newly reserved shares of Common Stock in connection with the second amendment and restatement of the Plan; and (ii) seven million eight hundred forty-seven thousand six hundred sixteen (7,847,616) previously reserved shares of Common Stock originally reserved for issuance pursuant to the Prior Plans and which will continue to be available for issuance pursuant to this Plan. Notwithstanding the foregoing, all outstanding awards under any version of the Prior Plans as of the Effective Date shall remain subject to the terms of that Prior Plan. The shares of Common Stock issuable upon exercise of such options or rights or upon any such awards may be either previously authorized but unissued shares or treasury shares.

(b) The maximum number of shares which may be subject to Options, Restricted Stock or Deferred Stock granted under the Plan to any individual in any calendar year shall not exceed the Award Limit. The maximum value of Performance Awards granted under the Plan to any individual in any calendar year shall not exceed $4.0 million.

2.2 *Add-back Restricted Stock Performance Awards, Dividend Equivalents, Awards of Deferred Stock or Stock Payments*. If any Restricted Stock Performance Awards, Dividend Equivalents, awards of Deferred Stock or Stock Payments, or other right to acquire shares of Common Stock under any other award under this Plan, expires or is forfeited and canceled without having been fully vested, the number of shares subject to such Restricted Stock Performance Awards, Dividend Equivalents, awards of Deferred Stock or Stock Payments or other right but as to which such

Restricted Stock Performance Awards, Dividend Equivalents, awards of Deferred Stock or Stock Payments or other right was not vested prior to its expiration or cancellation may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Notwithstanding the foregoing, shares of Common Stock subject to an award under this Plan shall not again be made available for issuance as awards under this Plan if such shares are (a) tendered in payment for an award, (b) delivered or withheld for payment of taxes, or (c) not issued or delivered as a result of a net settlement process.


ARTICLE III
GRANTING OF OPTIONS


3.1 *Eligibility*. Any Employee, Director or consultant selected by the Committee pursuant to Section 3.4(a)(i) shall be eligible to be granted an Option.

3.2 *Disqualification for Stock Ownership*. No person may be granted an Incentive Stock Option under this Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary unless (a) at the time such Option is granted, the Option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (b) such Option by its terms is not exercisable after the expiration of five years from date of grant.

3.3 *Qualification of Incentive Stock Options*. No Incentive Stock Option shall be granted unless such Option, when granted, qualifies as an "incentive stock option" under Section 422 of the Code. No Incentive Stock Option shall be granted to any person who is not an employee of the Company or a Subsidiary.

3.4 *Granting of Options*

(a) The Committee shall from time to time, in its absolute discretion, and subject to applicable limitations of this Plan:

    (i) Select from among the Employees, Directors or consultants (including Employees, Directors or consultants who have previously received Options or other awards under this Plan) such of them as in its opinion should be granted Options;

    (ii) Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected Employees, Directors or consultants;

    (iii) Determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options; and

    (iv) Determine the terms and conditions of such Options, consistent with this Plan.

(b) Upon the selection of an Employee, Director or consultant to be granted an Option, the Committee shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

(c) Any Incentive Stock Option granted under this Plan may be modified by the Committee to disqualify such option from treatment as an "incentive stock option" under Section 422 of the Code.


ARTICLE IV
TERMS OF OPTIONS


4.1 *Option Agreement*. Each Option shall be evidenced by a Stock Option Agreement, which shall be executed by the Optionee and an authorized officer of the Company and which shall contain such terms and conditions as the Committee shall determine, consistent with this Plan.

4.2 *Option Price*. The price per share of the shares subject to each Option shall be set by the Committee; provided, however, that, except as provided in Section 8.1 with respect to assumed options, such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted.

4.3 *Option Term*. The term of an Option shall be set by the Committee in its discretion; provided, however, that in the case of Incentive Stock Options, the term shall not be more than ten (10) years from the date the Incentive Stock Option is granted.

4.4 *Option Vesting*.

(a) The period during which the right to exercise an Option in whole or in part vests in the Optionee shall be set by the Committee and the Committee may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Committee may, in its sole and absolute discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

(b) To the extent that the aggregate Fair Market Value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by an Optionee during any calendar year (under the Plan and all other incentive stock option plans of the Company and any parent or Subsidiary) exceeds $100,000, such Options shall be treated as Non-Qualified Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. For purposes of this Section 4.4(b), the Fair Market Value of stock shall be determined as of the time the Option with respect to such stock is granted.

4.5 *Restrictions on Repricing of Options*. Except as provided in Section 9.3, the Committee may not, without approval of the Company's stockholders, amend any outstanding Stock Option Agreement to lower the Option price of an underwater Option or cancel an outstanding underwater Option in exchange for cash, another award or an Option having a lower price.


ARTICLE V
EXERCISE OF OPTIONS


5.1 *Partial Exercise*. An exercisable Option may be exercised in whole or in part; however, an Option shall not be exercisable with respect to fractional shares and the Committee may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

5.2 *Manner of Exercise*. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or his office:

(a) A written notice complying with the applicable rules established by the Committee stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Optionee or other person then entitled to exercise the Option or such portion;

(b) Such representations and documents as the Committee, in its absolute discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act of 1933, as amended, and any other federal or state securities laws or regulations. The Committee or Board may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 9.1 by any person or persons other than the Optionee, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Committee may in its discretion or provide in the grant agreement (i) that payment may be made, in whole or in part, through the delivery of shares of Common Stock owned by the Optionee, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery not in excess of the aggregate exercise price of the Option or exercised portion thereof and subject to such other limitations as the Committee may impose thereon, (ii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof, (iii) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (iv) allow payment through a cashless-broker procedure approved by the Company, or (v) allow payment through any combination of the consideration provided above.

5.3 *Conditions to Issuance of Stock Certificates*. The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

(b) The completion of any registration or other qualification of such shares under any state or federal law, or under the rulings or regulations of the SEC or any other governmental regulatory body which the Committee shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable;

(d) The lapse of such reasonable period of time following the exercise of the Option as the Committee may establish from time to time for reasons of administrative convenience; and

(e) The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax.

5.4 *Rights as Stockholders*. The holders of Options shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such holders.

5.5 *Ownership and Transfer Restrictions*. The Committee, in its absolute discretion, may impose such restrictions on the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate.

Any such restriction shall be set forth in the respective Stock Option Agreement and may be referred to on the certificates evidencing such shares. The Committee may require the Optionee to give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of granting such Option to such Optionee or (ii) one year after the transfer of such shares to such Optionee. The Committee may direct that the certificates evidencing shares acquired by exercise of an Option refer to such requirement to give prompt notice of disposition.

ARTICLE VI
AWARD OF RESTRICTED STOCK

6.1 *Award of Restricted Stock*

(a) The Committee shall from time to time, in its absolute discretion:

(i) Select from among the Employees, Directors or consultants (including Employees, Directors or consultants who have previously received other awards under this Plan) such of them as in its opinion should be awarded Restricted Stock; and

(ii) Determine the terms and conditions applicable to such Restricted Stock, consistent with this Plan, which may include the achievement of Performance Objectives.

(b) Upon the selection of an Employee, Director or consultant to be awarded Restricted Stock, the Committee shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

6.2 *Restricted Stock Agreement*. Restricted Stock shall be issued only pursuant to a Restricted Stock Agreement, which shall be executed by the selected Employee, Director or consultant and an authorized officer of the Company and which shall contain such terms and conditions as the Committee shall determine, consistent with this Plan.

6.3 *Rights as Stockholders*. Upon delivery of the shares of Restricted Stock to the escrow holder, the Restricted Stockholder shall have, unless otherwise provided by the Committee, all the rights of a stockholder with respect to said shares, subject to the restrictions in a Restricted Stock Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that dividends and other distributions credited during the term of the Restricted Stock award shall be accrued and not paid until the underlying award becomes vested, and, in the discretion of the Committee, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 6.4.

6.4 *Restriction*. All shares of Restricted Stock issued under this Plan (including any shares received by holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Restricted Stock Agreement, be subject to such restrictions as the Committee shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment with the Company, Company performance and individual performance; provided, however, that, by action taken after the Restricted Stock is issued, the Committee may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Restricted Stock Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

6.5 *Escrow*. The Secretary of the Company or such other escrow holder as the Committee may appoint shall retain physical custody of each certificate representing Restricted Stock until all of the restrictions imposed under the Restricted Stock Agreement with respect to the shares evidenced by such certificate expire or shall have been removed.

6.6 *Legend*. In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Committee shall cause a legend or legends to be placed on certificates representing all shares of Restricted Stock that are still subject to restrictions under Restricted Stock Agreements, which legend or legends shall make appropriate reference to the conditions imposed thereby.

ARTICLE VII
PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS,
DEFERRED STOCK, STOCK PAYMENTS

7.1 *Performance Awards*. Any Employee, Director or consultant selected by the Committee may be granted one or more Performance Awards. The value of such Performance Awards may be linked to the achievement of such specific Performance Objectives determined appropriate by the Committee over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Employee, Director or consultant.

7.2 *Dividend Equivalents*. Any Employee, Director or consultant selected by the Committee may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited and accrued as of dividend payment dates, during the period between the date a Deferred Stock or a Performance Award is granted, and the



date such Deferred Stock or Performance Award vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Committee; provided, however that such Dividend Equivalents shall not be paid out prior to the time the underlying Deferred Stock or Performance Award vests.

7.3 *Stock Payments*. Any Employee, Director or consultant selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Fair Market Value, book value, net profits or other measure of the value of Common Stock or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

7.4 *Deferred Stock*. Any Employee, Director or consultant selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the achievement of such specific Performance Objectives determined to be appropriate by the Committee over any period or periods determined by the Committee. Common Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or Performance Objectives set by the Committee, as the case may be. Unless otherwise provided by the Committee, a Grantee of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the award has vested and the Common Stock underlying the award has been issued.

7.5 *Performance Award Agreement, Deferred Stock Agreement, Stock Payment Agreement*. Each Performance Award, award of Deferred Stock and/or Stock Payment shall be evidenced by an agreement, which shall be executed by the Grantee and an authorized Officer of the Company and which shall contain such terms and conditions as the Committee shall determine, consistent with this Plan.

7.6 *Term*. The term of a Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment shall be set by the Committee in its discretion.

7.7 *Payment Upon Termination of Employment*. A Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment is payable only while the Grantee is an Employee, Director or consultant; provided that the Committee may determine that the Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment may be vested and settled in connection with a Grantee's termination of employment or termination of directorship or consultancy without cause, or following a Change of Control of the Company, or because of the Grantee's retirement, death or disability, or otherwise.

7.8 *Payment*. Payment of the amount determined under Section 7.1 or 7.2 above shall be in cash, in Common Stock or a combination of both, as determined by the Committee. To the extent any payment under this Article VII is effected in Common Stock, it shall be made subject to satisfaction of all provisions of Section 5.3.

ARTICLE VIII
ADMINISTRATION

8.1 *Committee*. The Committee members shall be appointed by and hold office at the pleasure of the Board. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

8.2 *Duties and Powers of Committee*. It shall be the duty of the Committee to conduct the general administration of this Plan in accordance with its provisions. The Committee shall have the power to interpret this Plan and the agreements pursuant to which Options, awards of Restricted Stock or Deferred Stock, Performance Awards, Dividend Equivalents or Stock Payments are granted or awarded, and to adopt such rules for the administration, interpretation, and application of this Plan as are consistent therewith and to interpret, amend or revoke any such rules. Any such grant or award under this Plan need not be the same with respect to each Optionee, Grantee or Restricted Stockholder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under this Plan except with respect to matters which under Rule 16b-3 or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Without limiting any rights otherwise provided in this Section 8.2, the Committee shall have the authority, in its sole and absolute discretion, to:

(a) designate Eligible Persons as Participants;

(b) determine the type or types of awards to be granted to an Eligible Person;

(c) determine the number of shares of Common Stock or amount of cash to be covered by awards;

(d) determine the terms and conditions of any award, including whether, to what extent and under what circumstances awards may be vested, settled, exercised, cancelled or forfeited (including conditions based on continued employment or service requirements or the achievement of one or more performance goals);

(e)   modify, waive or adjust any term or condition of an award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the award (for example, from cash to Stock or vice versa), early termination of a performance period, or modification of any other condition or limitation regarding an award;

(f)   determine the treatment of an award upon a termination of employment or other service relationship;

(g)   impose a holding period with respect to an award or the shares of Common Stock received in connection with an award; and

(h)   make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

8.3   *Majority Rule; Unanimous Written Consent.* The Committee shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Committee.

8.4   *Compensation; Professional Assistance, Good Faith Actions.* Members of the Committee shall receive such compensation for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of this Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants, appraisers, brokers, or other persons. The Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee or the Board in good faith shall be final and binding upon all Optionees, Grantees, Restricted Stockholders, the Company and all other interested persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to this Plan, Options, awards of Restricted Stock or Deferred Stock, Performance Awards, Dividend Equivalents or Stock Payments, and all members of the Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

8.5   *Delegation of Authority by the Committee.*

(a)   Notwithstanding the preceding provisions of this Article VIII or any other provision of the Plan to the contrary, subject to the constraints of applicable law, the Committee may from time to time, in its sole discretion,

(i)   Delegate to the Chief Executive Officer of the Company the right to grant awards under the Plan, insofar as such power to grant awards relates to any person who is not then subject to section 16 of the Exchange Act (including any successor section to the same or similar effect).

(ii)   Delegate to the Chief Executive Officer of the Company all general administrative authority and powers described in the Plan, including any administrative action that the Committee is allowed to take pursuant to Section 8.2 above, insofar as such authority relates to any person who is not then subject to section 16 of the Exchange Act (including any successor section to the same or similar effect).

(iii)   Any such delegation may be effective only so long as the Chief Executive Officer of the Company is a member of the Board, and the Committee may revoke such delegation at any time.

(iv)   The Committee may put any conditions and restrictions on the powers that may be exercised by the Chief Executive Officer of the Company upon such delegation as the Committee determines in its sole discretion.

ARTICLE IX
MISCELLANEOUS PROVISIONS

9.1   *Not Transferable.* Except as provided below, Options, Restricted Stock awards, Deferred Stock awards, Performance Awards, Dividend Equivalents or Stock Payments under this Plan may not be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution or pursuant to a QDRO, unless and until such rights or awards have been exercised, or the shares underlying such rights or awards have been issued, and all restrictions applicable to such shares have lapsed. No Option, Restricted Stock award, Deferred Stock award, Performance Award, Dividend Equivalent or Stock Payment or interest or right therein shall be liable for the debts, contracts or engagements of the Optionee, Grantee or Restricted Stockholder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence. An Optionee may, with the consent of the Committee, transfer a Nonqualified Stock Option to such family members and persons as may be permitted by this Committee, subject to such restrictions and limitations, if any, that the Committee, in its discretion, may impose on such transfer.

During the lifetime of the Optionee or Grantee, only they may exercise an Option or other right or award (or any portion thereof) granted to them under the Plan unless it has been disposed of pursuant to a QDRO. After the death of the Optionee or Grantee, any exercisable portion of an Option or other right or award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Stock Option Agreement or other agreement, be exercised by their personal representative or by any person empowered to do so under the deceased Optionee's or Grantee's will or under the then applicable laws of descent and distribution.

9.2 *Amendment, Suspension or Termination of this Plan*. This Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board or the Committee. However, without approval of the Company's stockholders given within twelve months before or after the action by the Committee, no action of the Committee may, except as provided in Section 9.3, increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under this Plan or reduce the exercise price of an Option, and no action of the Committee may be taken that would otherwise require stockholder approval as a matter of applicable law, regulation or rule. No amendment, suspension or termination of this Plan shall, without the consent of the holder of Options, Restricted Stock awards, Deferred Stock awards, Performance Awards, Dividend Equivalents or Stock Payments, materially alter or impair any rights or obligations under any Options, Restricted Stock awards, Deferred Stock awards, Performance Awards, Dividend Equivalents or Stock Payments theretofore granted or awarded, unless the award itself otherwise expressly so provides. No Options, Restricted Stock, Deferred Stock, Performance Awards, Dividend Equivalents or Stock Payments may be granted or awarded during any period of suspension or after termination of this Plan, and in no event may any Incentive Stock Option be granted under this Plan after the first to occur of the following events:

(a) The expiration of ten years from the date the Plan is adopted by the Board; or

(b) The expiration of ten years from the date the Plan is approved by the Company's stockholders under Section 9.4.

9.3 *Changes in Common Stock or Assets of the Company; Acquisition or Liquidation of the Company and Other Corporate Events*.

(a) In the event that the Committee determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Committee's sole discretion, affects the Common Stock such that an adjustment is determined by the, Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Option, Restricted Stock award, Performance Award, Dividend Equivalent, Deferred Stock award or Stock Payment, then the Committee shall, in such manner as it may deem equitable, adjust any or all of

(i) the number and kind of shares of Common Stock (or other securities or property) with respect to which Options, Performance Awards, Dividend Equivalents or Stock Payments may be granted under the Plan, or which may be granted as Restricted Stock or Deferred Stock (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit),

(ii) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Options, Performance Awards, Dividend Equivalents, or Stock Payments, and in the number and kind of shares of outstanding Restricted Stock or Deferred Stock, and

(iii) the grant or exercise price with respect to any Option, Performance Award, Dividend Equivalent or Stock Payment.

(b) In the event of any corporate transaction or other event described in Section 9.3(a) which results in shares of Common Stock being exchanged for or converted into cash, securities (including securities of another corporation) or other property, the Committee will have the right to terminate this Plan as of the date of the event or transaction, in which case all options, rights and other awards granted under this Plan shall become the right to receive such cash, securities or other property, net of any applicable exercise price.

(c) In the event of any corporate transaction or other event described in Section 9.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, the Committee in its discretion is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any option, right or other award under this Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either automatically or upon the Optionee's request, for either the purchase of any such Option, Performance Award, Dividend Equivalent, or Stock Payment, or any Restricted Stock or Deferred Stock for an amount of cash equal to the amount that could have been attained upon the exercise of such option, right or award or realization of the Optionee's rights had such option, right or award been currently exercisable or payable or the replacement of such option, right or award with other rights or property selected by the Committee in its sole discretion;

(ii) In its sole and absolute discretion, the Committee may provide, either by the terms of such Option, Performance Award, Dividend Equivalent, or Stock Payment, or Restricted Stock or Deferred Stock or by action taken prior to the occurrence of such transaction or event that it cannot be exercised after such event;

(iii) In its sole and absolute discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of such Option, Performance Award, Dividend Equivalent, or Stock Payment, or Restricted Stock or Deferred Stock or by action taken prior to the occurrence of such transaction or event, that, for a specified period of time prior to such transaction or event, such option, right or award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in (1) Section 4.4 or (2) the provisions of such Option, Performance Award, Dividend Equivalent, or Stock Payment, or Restricted Stock or Deferred Stock;

(iv) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of such Option, Performance Award, Dividend Equivalent, or Stock Payment, or Restricted Stock or Deferred Stock or by action taken prior to the occurrence of such transaction or event, that upon such event, such option, right or award be assumed by the successor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(v) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Options, Performance Awards, Dividend Equivalents, or Stock Payments, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(vi) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide either by the terms of a Restricted Stock award or Deferred Stock award or by action taken prior to the occurrence of such event that, for a specified period of time prior to such event, the restrictions imposed under a Restricted Stock Agreement or a Deferred Stock Agreement upon some or all shares of Restricted Stock or Deferred Stock may be terminated; and

(vii) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may make adjustments to the Performance Objectives of any outstanding award.

(d) Notwithstanding anything in Sections 9.3(a) or 9.3(c) to the contrary, except to the extent an award agreement expressly provides to the contrary, in the event of a Change of Control of the Company, all outstanding awards automatically shall become fully vested immediately prior to such Change of Control (or such earlier time as set by the Committee), all restrictions, if any, with respect to such awards shall lapse, and all performance criteria, if any, with respect to such awards shall be deemed to have been met at their target level.

(e) Notwithstanding anything to the contrary within this Section 9.3, in the event of any change in the capital structure or business of the Company or other corporate transaction or event that would be considered an "equity restructuring" within the meaning of ASC Topic 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718, if adjustments to awards with respect to such event were discretionary or otherwise not required (each such an event, an "*Adjustment Event*"), then the Committee shall equitably adjust (i) the aggregate number or kind of shares that thereafter may be delivered under the Plan, (ii) the number or kind of shares or other property (including cash) subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, as applicable, and (iv) the applicable limitations with respect to awards provided in Sections 1.4, 2.1 and 9.7 (other than cash limits) to equitably reflect such Adjustment Event. In the event of any change in the capital structure or business of the Company or other corporate transaction or event that would not be considered an Adjustment Event, and is not otherwise addressed in this Section 9.3(e), the Committee shall have complete discretion to make adjustments (if any) in such manner as it deems appropriate with respect to such other event in accordance with any other applicable section of this Section 9.3.



9.4 *Approval of Plan by Stockholders*. The Plan will be submitted for the approval of the Company's stockholders within twelve months after the Effective Date. Options, Performance Awards, Dividend Equivalents, Stock Payments or Deferred Stock may be granted or awarded prior to such stockholder approval with respect to the shares of Common Stock authorized for awards under Section 2.1, provided that such Options, Performance Awards, Dividend Equivalents, Stock Payments or Deferred Stock shall not be exercisable and/or shall not vest prior to the time when the Plan is approved by the stockholders, and provided further that if such approval has not been obtained at the end of said twelve-month period, all such Options, Performance Awards, Dividend Equivalents, Stock Payments or Deferred Stock previously granted or awarded under this Plan, shall thereupon be canceled and become null and void.

9.5 *Tax Withholding*. The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Optionee, Grantee or Restricted Stockholder of any sums required by applicable tax law to be withheld with respect to the issuance, vesting or exercise of any Option, Restricted Stock, Deferred Stock, Performance Award, Dividend Equivalent or Stock Payment. Subject to the timing requirements of Section 5.3, the Committee may, in its discretion and in satisfaction of the foregoing requirement, allow such Optionee, Grantee or Restricted Stockholder to elect to have the Company withhold shares of Common Stock otherwise issuable under such Option or afterward (or allow the return of shares of Common Stock) having a Fair Market Value not to exceed withholding determined by the maximum individual statutory tax rate in the applicable jurisdiction. Notwithstanding the foregoing, any such person who is subject to Section 16b with respect to Company Stock may direct that the Company's tax withholding obligation be satisfied by withholding the appropriate number of shares from such award and/or the "constructive" tender of already-owned shares of Common Stock.

9.6 *Limitations Applicable to Section 16 Persons*. Notwithstanding any other provision of this Plan, this Plan, and any Option, Performance Award, Dividend Equivalent or Stock Payment granted, or Restricted Stock or Deferred Stock awarded, to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan, Options, Performance Awards, Dividend Equivalents, Stock Payments, Restricted Stock and Deferred Stock granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

9.7 *Limitations Applicable to Awards*. Provisions of Article VI and Article VII to the contrary notwithstanding, and subject to the exceptions provided below, awards of Options, Restricted Stock, stock-based Performance Awards, full value Stock Payments and Deferred Stock shall be subject to a minimum one-year vesting period if performance-based and shall be subject to a minimum three-year vesting period (1/3 each year) if solely tenure-based. Notwithstanding the foregoing, (i) vesting may be accelerated upon death, disability, retirement or Change of Control (of the Company, or a division of the Company respecting divisional Grantees) and (ii) vesting may occur earlier than the minimums set forth above with respect to a number of shares from awards or grants which shares in the aggregate do not exceed the result of multiplying 5% times the total cumulative number of shares authorized under the Plan commencing with the Plan's inception. The calculation of the number of shares which are not Otherwise Exempt Shares and which are covered by the exception in clause (ii) immediately above shall be made at the time of award except in the case of an acceleration of the vesting period in which case the calculation shall be made at the time of acceleration. "Otherwise Exempt Shares" are shares which meet the minimum vesting requirements of the first sentence of this Section 9.7; or are entitled to the benefit of clause (i) of this Section 9.7. Provisions of the Plan to the contrary notwithstanding, discretionary awards to Directors, specifically excluding awards to directors related to their annual retainer, shall be determined solely by the Committee. Each eligible person to whom an award is granted under this Plan may be required to agree in writing, as a condition to the grant or settlement of such award or otherwise, to subject an award that is exercised or settled following such person's termination of employment or service to a general release of claims and/or a noncompetition or other restricted covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

9.8 *Stock Ownership and Retention Guidelines*. Common Stock issued pursuant to awards under the Plan shall be subject to the provisions of any applicable stock ownership and retention guidelines adopted by the Company. Notwithstanding any provision of the Plan or any award agreement to the contrary, the Company reserves the right, without the consent of any recipient of any award under the Plan, to adopt any such stock ownership and retention guidelines, including such guidelines applicable to the Plan or any award agreement.

9.9 *Effect of Plan Upon Options and Compensation Plans*. This Plan amendment and restatement shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in this Plan shall be construed to limit the right of the Company (i) to establish any other forms of incentives or compensation for Employees, Directors or consultants of the Company or any Subsidiary or (ii) to grant or assume options or other rights otherwise than under this Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, entity or association.

9.10 *Compliance with Laws*. This Plan, the granting and vesting of Options, Restricted Stock awards, Deferred Stock awards, Performance Awards, Dividend Equivalents or Stock Payments under this Plan and the issuance and delivery of shares of Common Stock and the payment of money under this Plan or under Options, Performance Awards, Dividend Equivalents or Stock Payments granted or Restricted Stock or Deferred Stock awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under this Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan, Options, Restricted Stock awards, Deferred Stock awards, Performance Awards, Dividend Equivalents or Stock Payments granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

9.11 *Clawback Policy*. To the extent required by applicable law, any rules promulgated by the SEC, or any applicable securities exchange listing standards, or as otherwise determined by the Committee, awards and amounts paid or payable pursuant to or with respect to awards shall be subject to the provisions of any applicable clawback policies or procedures adopted by the Company which clawback policies or procedures may provide for forfeiture, repurchase and/or recoupment of awards and amounts paid or payable pursuant to or with respect to awards. Notwithstanding any provision of the Plan or any award agreement to the contrary, the Company reserves the right, without the consent of any recipient of any award under the Plan, to adopt any such clawback policies and procedures, including such policies and procedures applicable to the Plan or any award agreement with retroactive effect.

9.12 *Compliance with Section 409A.*

(a) Notwithstanding anything in this Plan to the contrary, if any provision of the Plan or any award document would result in the imposition of the additional tax under Section 409A of the Code ("Section 409A"), that Plan or award provision may be reformed, to the extent permitted by Section 409A, to avoid imposition of the additional tax and no action taken by the Company to have the award comply with Section 409A shall be deemed to materially adversely affect the recipient's rights with respect to the award. The Committee is authorized to adopt rules or regulations deemed necessary or appropriate to qualify for an exception from or to comply with the requirements of Section 409A.

(b) Further, if any payment or benefit provided for under an award would be subject to additional taxes and interest under Section 409A if the recipient's receipt of such payment or benefit is not delayed in accordance with the requirements of Section 409A(a)(2)(B)(i) of the Code, then such payment or benefit shall not be provided to the recipient (or the recipient's estate, if applicable) until the earlier of (i) the date of the recipient's death or (ii) the date that is six months after the date of the recipient's separation from service with the Company.

(c) If any amount is payable under such award (i) upon a termination of service, a termination of service will be treated as having occurred only at such time the participant has experienced a "separation from service" as such term is defined for purposes of Section 409A; (ii) upon a disability, a disability will be treated as having occurred only at such time the participant has experienced a "disability" as such term is defined for purposes of Section 409A; (iii) on account of the occurrence of a Change of Control, a Change of Control will be treated as having occurred only at such time a "change in the ownership or effective control of the corporation or in the ownership of a substantial portion of the assets of the corporation" has occurred as such terms are defined for purposes of Section 409A.

(d) Any right to receive any installment payments under this Plan shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

(e) Notwithstanding the foregoing and unless otherwise agreed to by the Company in a separate agreement, the tax treatment of the benefits provided under the Plan or any award agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the recipient on account of non-compliance with Section 409A.

9.13 *Titles*. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Plan.

9.14 *Governing Law*. This Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Texas without regard to conflicts of laws thereof.

9.15 *Status under ERISA*. This Plan shall not constitute an "employee benefit plan" for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

